Form 20-F
period 2023-12-31
ORIENTAL RISE HOLDINGS Ltd
filed 2024-05-02
CIK 1964664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from     to

Commission file number: 333-274976

ORIENTAL RISE HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China 355399
+86 (0) 593 8386777

(Address of principal executive offices)

Dezhi Liu

+86 (0) 593 8386777

liudezhi@mdhtea.cn

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China 355399

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Ordinary shares, par value $0.0008 per share

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,000,000 Ordinary Shares issued and outstanding as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically on its corporate Web site, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

EXPLANATORY NOTE

On March 29, 2024, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-274976) (“Form F-1 Registration Statement”) of Oriental Rise Holdings Limited, a company incorporated in the Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective, then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Oriental Rise Holdings Limited for the fiscal year ended December 31, 2023; therefore, as required by Rule 15d-2, Oriental Rise Holdings Limited is hereby filing its certified financial statements with the SEC under cover of the facing page of an annual report on Form 20-F.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
ORIENTAL RISE HOLDINGS LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2022 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Oriental Rise Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Oriental Rise Holdings Limited (a Cayman Islands exempted company with limited liability) and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP

We have served as the Company’s auditor since 2022.

London, United Kingdom

April 30, 2024

PCAOB ID: 2814

Oriental Rise Holdings Limited
Consolidated statements of financial position
As of December 31, 2022 and 2023
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		As of December 31,
	Note	2022	2023
		USD’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	8	25,739	36,711
Trade receivables	9	859	936
Inventories	10	1,948	2,014
Prepayments and other current assets		5	10
Total current assets		28,551	39,671

Property, plant and equipment, net	11	20,397	27,375
Deposits paid for acquisition of property, plant and equipment	12	6,860	—
Right-of-use assets	13	142	186
Deferred tax assets	14	293	488
Total non-current assets		27,692	28,049
Total assets		56,243	67,720

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	8	2,565	2,545
Short-term bank borrowings	17	—	141
Accruals and other payables	15	105	529
Amounts due to related parties	16	519	1,122
Lease liabilities, current portion	13	11	16
Income tax payable		191	125
Total current liabilities		3,391	4,478

Lease liabilities, non-current portion	13	159	200
Total non-current liabilities		159	200
Total liabilities		3,550	4,678

Shareholders’ equity
Ordinary shares (HK$0.008 par value, 38,000,000 shares authorized, 12,000,000 shares issued and outstanding as of December 31, 2022*^ and US$0.0008 par value, 125,000,000 shares authorized, 20,000,000 shares issued and outstanding as of December 31, 2023)	18	10	16
Receivables from shareholders		(10)	(3,210)
Share premium	18	1,667	4,861
Retained profits		51,118	62,619
Accumulated other comprehensive income (loss)		(2,631)	(3,783)
Other reserves	18	2,539	2,539
Total shareholders’ equity		52,693	63,042
Total liabilities and shareholders’ equity		56,243	67,720

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 10, 2023 (Note 18).
^	Giving retroactive effect to the subdivision of shares effected on September 27, 2023 (Note 18).

Oriental Rise Holdings Limited
Consolidated statements of operations
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		Year ended December 31
	Note	2022	2023
		USD’000	USD’000
Revenues from sales of product	3	24,306	24,122
Cost of sales		(11,656)	(11,338)
Gross profit		12,650	12,784

Operating expenses:
Selling and distribution costs		(70)	(73)
Administrative expenses		(668)	(1,305)
Total operating expenses		(738)	(1,378)

Operating profit		11,912	11,406

Other income, net	4	101	126
Finance costs	5	(72)	(149)
Profit before taxation	6	11,941	11,383
Income tax expenses (credit)	7	(88)	118
Net Profit for the year		11,853	11,501

Earnings per share
Basic and diluted (USD)		0.99	0.96

Weighted-average number of shares
Basic*		12,000,000 *^	12,000,000
Diluted*		12,000,000 *^	12,000,000

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 10, 2023 (Note 18).
^	Giving retroactive effect to the subdivision of shares effected on September 27, 2023 (Note 18).

Oriental Rise Holdings Limited
Consolidated statements of comprehensive income
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	Year ended December 31
	2022	2023
	USD’000	USD’000
Net profit for the year	11,853	11,501

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(4,555)	(1,152)
Other comprehensive loss	(4,555)	(1,152)
Total comprehensive income for the year	7,298	10,349

Oriental Rise Holdings Limited
Consolidated statements of changes in equity
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

	Share capital		Receivables from shareholders		Share premium	Other Comprehensive Income	Merger reserve	Capital reserve	Statutory reserve	Retained profits	Total
	USD’000		USD’000		USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At 1/1/2022	10	*^	(10	)*^	1,667	1,924	1	2,291	247	39,265	45,395
Profit and total comprehensive income for the year	—		—		—	(4,555)	—	—	—	11,853	7,298

At 31/12/2022	10	*^	(10	)*^	1,667	(2,631)	1	2,291	247	51,118	52,693
Issurance of new shares	6		(3,200)		3,194	—	—	—	—	—	—
Profit and total comprehensive income for the year	—		—		—	(1,152)	—	—	—	11,501	10,349

At 31/12/2023	16		(3,210)		4,861	(3,783)	1	2,291	247	62,619	63,042

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 10, 2023 (Note 18).
^	Giving retroactive effect to the subdivision of shares effected on September 27, 2023 (Note 18).

Oriental Rise Holdings Limited
Consolidated statements of cash flows
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD)

		Year ended December 31
	Note	2022	2023
		USD’000	USD’000
Operating activities
Net Profit		11,853	11,501
Adjustments for:
Income tax expenses/(credit)		88	(118)
Depreciation		939	1,111
Finance costs		72	149
Interest income		(65)	(80)
Operating profit before working capital changes		12,887	12,563
Changes in assets and liabilities, net of effects of acquisitions:
Inventories		(37)	(106)
Trade receivables		913	(95)
Prepayments and other current assets		—	(5)
Accruals and other payables		(27)	425
Cash generated from operations		13,736	12,782
Income tax paid		(158)	(146)
Cash generated from operating activities		13,578	12,636

Investing activities
Interest received		65	80
Payments for acquisition of property, plant and equipment		(2)	(1,763)
Cash generated from (used in) investing activities		63	(1,683)

Financing activities
Proceeds from bank borrowings		—	141
Interest paid		(61)	(136)
Amounts due to related parties		474	609
Lease payments		(29)	(29)
Cash generated from financing activities		384	585
Increase in cash and cash equivalents		14,025	11,538
Cash and cash equivalents at the beginning of the year		10,793	23,174
Effect of exchange rate changes		(1,644)	(546)
Cash and cash equivalents at the end of the year		23,174	34,166

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

1. Description of Business

Oriental Rise Holdings Limited (the “Company”) was incorporated and registered on 25 January 2019 in the Cayman Islands as an exempted company with limited liability under the Companies Act (As Revised), Cap. 22 of the Cayman Islands. The registered office of the Company is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands

The Company’s ultimate holding company is PLENTIFUL THRIVING LIMITED (“Plentiful Thriving”), a company incorporated in the British Virgin Islands (“BVI”). Plentiful Thriving is controlled by Mr. CHUN SUN WONG (“Mr. Wong”). Plentiful Thriving and Mr. Wong are referred to as the controlling shareholder.

The Company is an investment holding company. The Company and its wholly-owned subsidiaries now comprising the Group are principally engaged in production and trading of primarily-processed teas and/or refined teas in the People’s Republic of China (“PRC”). Details of the Company’s wholly-owned subsidiaries are set out in below:

			Issued and	Percentage of ownership interest/voting power/profit sharing
	Place of incorporation	Date of incorporation/	paid up capital/ registered	As of December 31		At of date of	Principal
Name	and operation	establishment	capital	2022	2023	this report	activities
Wisdom Navigation Limited (“Wisdom Navigation”)	BVI	15 November 2018	USD100/ USD50,000	100%	100%	100%	Investment holding
East Asia Enterprise Limited	Hong Kong	8 October 2012	HK$10,000/ HK$10,000	100%	100%	100%	Investment holding
福建閩東紅茶業科技有限公司 Fujian Min Dong Hong Tea Industrial Technical Company Limited*	PRC	24 May 2013	HK$24,670,000/ HK$35,000,000	100%	100%	100%	Sales of refined teas
福建省青菁農業綜合開發有限公司 Fujian Qing Jing Agricultural Development Company Limited*	PRC	26 May 2008	RMB 3,060,000/ RMB 3,060,000	100%	100%	100%	Processing of tea leaves and wholesale primarily-processed teas

Notes:

All companies now comprising the Group have adopted December 31 as their financial year end date.

*:	The English names of these companies represent the best effort made by the directors of the Company to translate the Chinese names as these companies have not been registered with any official English names.

2. Significant Accounting Policies

2(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

2(b) Principles of Consolidation

The Consolidated Financial Statements include the financial statements of Oriental Rise Holdings Limited and its wholly-owned subsidiaries.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. All significant intercompany transactions and account balances have been eliminated.

2(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions. Significant items subject to such estimates and assumptions include the useful lives of fixed assets and the valuation of financial instruments and inventories.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The Company’s results can also be affected by economic, political, legislative, regulatory, legal actions, and the impact from COVID-19. Economic conditions, such as inflation, interest and monetary exchange rates, and government fiscal policies, can have a significant effect on operations. While the Company maintains reserves for anticipated liabilities and carries various levels of insurance, the Company could be affected by civil, criminal, environmental, regulatory or administrative actions, claims, or proceedings.

2(d) Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term highly liquid investments which are readily convertible into known amounts of cash and subject to an insignificant risk of change in value, having been within three months of maturity at acquisition. Bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statements of cash flows.

2(e) Inventories

Raw materials and finished goods are valued at the lower of cost or net realizable value. Cost is determined using weighted average method. Finished goods inventories represent costs associated with boxed produce not yet sold. Raw materials primarily represent growing and packaging supplies.

Growing leaves inventories primarily represent the capitalized costs associated with growing tea leaves, consist of but not limited to costs of plantation, cultivation, pest controls, pruning and irrigation etc.

2(f) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Expenditures for additions or renewals and improvements are capitalized; expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its economic life are charged to expense as incurred.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful lives. The principal annual rates used for this purpose are as follows:

Category	Estimated useful lives	Estimated residual values
Bearer plant	24 – 30 years	—
Buildings	5 – 20 years	0 – 5%
Plant and machinery	5 – 10 years	0 – 5%
Office equipment	3 – 10 years	0 – 5%
Motor vehicles	4 years	5%
Software	3 – 10 years	—
Leasehold improvements	10 years	—

2(g) Operating Leases

A lease is defined as a contract that conveys the right to control the use of identified tangible property for a period of time in exchange for consideration. The Group adopted ASC Topic 842 which primarily affected the accounting treatment for operating lease agreements in which the Group is the lessee including leases of lands used in its operations. The Group elected to not recognize right of use assets (“ROU”) and lease liabilities arising from short-term leases with initial lease terms of twelve months or less (deemed immaterial) on the accompanying consolidated balance sheets.

We determine if an arrangement is a lease at inception. Payments under our lease arrangements are fixed. ROU assets and lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is incremental borrowing rate, because the interest rate implicit in the leases is not readily determinable. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. The lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. The Group generally uses the base, non-cancelable, lease term when determining the ROU assets and lease liabilities. ROU assets also include any prepaid lease payments and lease incentives. Operating lease expense is recognized on a straight-line basis over the lease term.

2(h) Impairment of long-lived assets

Long-lived assets include property, plant and equipment and ROU are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not record any impairment losses for the years ended December 31, 2022 and 2023.

2(i) Financial Instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, trade receivables, prepayments and other current assets, bank overdraft, short-term bank borrowings, accruals and other payables and amount due to related parties. The carrying values of the Group’s financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms. The Group has no derivative financial instruments.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(j) Trade Receivables and Allowance for Credit Losses

Trade receivables are stated at the amount the Group expects to collect. The Group maintains allowances for credit losses. Management considers the following factors when determining the collectability of trade receivables: economic environment, historical experience, creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for credit losses is made and recorded into administrative expenses based on the aging of trade receivables and on any specifically identified receivables that may become uncollectible. Trade receivables which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group takes a write-off of the account balances when the Group can demonstrate all means of collection on the outstanding balances have been exhausted. Our assessment considered the impact of COVID-19 and estimates of expected credit and collectability trends. Volatility in market conditions and evolving credit trends are difficult to predict and may cause variability and volatility that may have an impact on our allowance for credit losses in future periods. There was no allowance for credit losses or write-off during the years ended December 31, 2022 and 2023.

2(k) Revenue Recognition

Revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration that an entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Group expects to receive in exchange for those goods or services. The Group applies the following five-step model in order to determine this amount: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Group satisfies each performance obligation.

The Group only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Group reviews the contract to determine which performance obligations the Group must deliver and which of these performance obligations are distinct. The Group recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Our revenue consists primarily of the sale of primarily-processed teas and refined teas in the PRC. Sales of products are for cash or otherwise agreed-upon credit terms. Our payment terms vary by customer. Our revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are delivered to the customer, depending upon the method of distribution, and delivery terms. Revenue is measured as the amount of consideration we expect to receive in exchange for our products. We do not allow for a right of return except for matters related to quality.

2(l) Income Taxes

Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2022 and 2023, the Group had no uncertain income tax position. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax liabilities (if any) in interest expenses and administrative expenses, respectively.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

The Group recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

2(m) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, lawsuits, and tax disputes. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. As of December 31, 2022 and 2023, the Group had no such potential material loss contingency.

2(n) Fair Value Measurement

The Group defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group follows the provisions of ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities

Level 2:	applies to assets or liabilities for which there are inputs, other than quoted prices in level 1, that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.

As of December 31, 2022 and 2023, the carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(o) Foreign currency translation

All of the Group’s operations are conducted in the PRC and as a result, the functional currency of the Group is the Chinese Renminbi (“RMB”). The presentation currency of the Group is the USD.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. Transactions in currencies other than the functional currency are converted into the functional currency at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the statements of comprehensive income.

In translating the financial statements of the Company’s subsidiaries in functional currencies into the presentation currency, assets and liabilities are translated from the subsidiaries’ functional currencies to the presentation currency at the exchange rate at the balance sheet date. Equity amounts are translated at historical exchange rates; revenues, expenses, and other gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income/(loss) in the Consolidated Statements of Comprehensive Income.

2(p) Recently Issued Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. Under ASU 2021-08, an acquirer must recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606, as if it had originated the contracts. Prior to this ASU, an acquirer generally recognized contract assets acquired and contract liabilities assumed that arose from contracts with customers at fair value on the acquisition date. The Company adopted the ASU on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which requires public entities to disclose expanded information about their reportable segment(s)’ significant expenses and other segment items on an interim and annual basis. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The ASU is required to be applied retrospectively to all prior periods presented in the financial statements once adopted. The Company is evaluating the disclosure requirements related to the new standard.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” which requires public entities to disclose specific tax rate reconciliation categories, as well as income taxes paid disaggregated by jurisdiction, amongst other disclosure enhancements. The ASU is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The ASU can be adopted on a prospective or retrospective basis. The Company is evaluating the disclosure requirements related to the new standard.

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

3. Revenue and segment information

Revenue

The Group’s revenue was generated from production and trading of primarily-processed teas and refined teas in the PRC. Disaggregation of revenue from contracts with customers recognized at a point in time is as follows:

	Year ended December 31,
	2022	2023
	USD’000	USD’000
Sales of primarily-processed white teas
Premium-grade	3,494	3,578
First-grade	6,224	5,806
Second-grade	5,001	5,088
Third-grade	5,515	5,413
Sales of primarily-processed black teas
Premium-grade	747	691
First-grade	1,237	1,176
Second-grade	990	900
Third-grade	1,082	1,031
Sales of refined teas	16	439
	24,306	24,122

Segment information

Operating segments are defined in the criteria established under the FASB ASC Topic 280 as components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to assess performance and allocate resources. The Company’s CODM assesses performance and allocates resources based on two reporting segments: primarily-processed teas and refined teas.

Total revenues represent sales to unaffiliated customers, as reported in the Consolidated Statements of Operations. The Company evaluates the segments’ performance based on direct margins (gross profit) from operations before selling and distribution costs, administrative expenses, finance costs, other income (expense) and income taxes.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

3. Revenue and segment information (cont.)

Information by operating segment is as follows:

	Year ended December 31,
	2022	2023
	USD’000	USD’000
Revenues:
Sales of primarily-processed teas	24,290	23,683
Sales of refined teas	16	439
	24,306	24,122

Cost of sales:
Sales of primarily-processed teas	11,653	11,269
Sales of refined teas	3	69
	11,656	11,338

Segment results:
Sales of primarily-processed teas	12,637	12,414
Sales of refined teas	13	370
	12,650	12,784

No geographical information is presented as all of the Group’s business is carried out in the PRC and from which the Group’s revenue from external customers is generated.

During the years ended December 31, 2022 and 2023, none of independent third-party customers accounted for more than 10% of the Group’s total revenue.

Measurement of segment assets and liabilities is not provided regularly to the Group’s CODM and accordingly, no segment assets and liabilities information is presented.

4. Other income, net

	Year ended December 31,
	2022	2023
	USD’000	USD’000
Other income
– Bank interest income	65	80
– Government grants	31	46
– Others	5	—
	101	126

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

5. Finance costs

	Year ended December 31,
	2022	2023
	USD’000	USD’000
Interest on bank overdraft	61	132
Interest on bank borrowings	—	4
Interest on leases	11	13
	72	149

6. Profit before income tax expenses

Profit before income tax expenses is arrived at after charging:

	Year ended December 31,
	2022	2023
	USD’000	USD’000
Staff costs
Salaries and other benefits	439	444
Staff welfare	1	—
Defined contribution retirement plan contributions	94	89
	534	533
Other items:
Depreciation of property, plant and equipment	919	1,091
Depreciation of right-of-use assets	20	20
Directors’ remuneration	17	46
Expense for listing on Hong Kong Stock Exchange	69	—
Expense for listing on Nasdaq Stock Exchange	—	731

7. Income tax expenses/(credit)

	Year ended December 31,
	2022	2023
	USD’000	USD’000
PRC Enterprise Income Tax Expense
Current year	219	83
Deferred tax	(131)	(201)
	88	(118)

Pursuant to the Tax Concessions Act of the Cayman Islands, the Company has obtained an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, being March 17, 2021, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

7. Income tax expenses/(credit) (cont.)

Pursuant to the International Business Companies Act, 1984 (the “IBC Act”) of the British Virgin Islands (the “BVI”), international business companies incorporated pursuant to the IBC Act enjoy a complete exemption from income tax. This includes an exemption from capital gains tax and all forms of withholding tax. Accordingly, the subsidiary incorporated in the BVI are not subject to tax. No Hong Kong profits tax has been provided as there was no assessable profit earned in or derived from Hong Kong for the years ended December 31, 2022 and 2023.

The National People’s Congress approved the Corporate Income Tax Law of the PRC (the “New CIT Law”) on 16 March 2007 and the State Council has announced the Detailed Implementation Regulations on 6 December 2007, which has been effective since 1 January 2008. According to the New CIT Law, the income tax rates for both domestic and foreign investment enterprises are unified at 25% effective from 1 January 2008. Pursuant to the relevant PRC tax rules and regulations, the Group’s income derived from the tea plantation is subject to preferential income tax rates of 0% – 12.5%.

A reconciliation between income tax expenses and profit before taxation at applicable tax rates is set out below:

	Year ended December 31,
	2022	2023
	USD’000	USD’000
Profit before taxation	11,941	11,383

Taxation at the applicable tax rate	3,024	2,898
Tax effect of preferential tax rates for tea plantation in the PRC	(3,268)	(3,132)
Tax effect of non-deductible expenses	289	159
Tax effect of tax losses unrecognized	43	-
Over-provision in prior year	—	(43)
Income tax expenses/(credit)	88	(118)

8. Cash and cash equivalents/bank overdraft

	As of December 31,
	2022	2023
	USD’000	USD’000
Cash at banks	25,734	36,709
Cash on hand	5	2
Cash and cash equivalents presented in the consolidated statements of financial position	25,739	36,711
Bank overdraft	(2,565)	(2,545)
Cash and cash equivalents presented in the consolidated statements of cash flows	23,174	34,166

9. Trade receivables

	As of December 31,
	2022	2023
	USD’000	USD’000
Trade receivables	859	936

The Group normally allows credit terms of 60 days to its customers. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

9. Trade receivables (cont.)

A concentration analysis on trade receivables from top 5 debtors is as follows:

	As of December 31,
	2022	2023
	USD’000	USD’000
Customer A	9%	11%
Customer B	9%	9%
Customer C	8%	8%
Customer D	8%	7%
Customer E	7%	7%
Others	59%	58%
	100%	100%

10. Inventories

	As of December 31,
	2022	2023
	USD’000	USD’000
Raw materials	217	314
Packaging and other materials	2	2
Growing leaves	1,414	1,301
Finished goods	315	397
	1,948	2,014

11. Property, plant and equipment

	At December 31, 2022
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	23,743	3,694	20,049
Buildings	542	251	291
Plant and machinery	507	456	51
Fixtures and equipment	18	17	1
Motor vehicles	1	1	—
Software	21	19	2
Leasehold improvements	21	18	3
	24,853	4,456	20,397

	At December 31, 2023
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	31,739	4,649	27,090
Buildings	531	280	251
Plant and machinery	497	466	31
Fixtures and equipment	18	17	1
Motor vehicles	1	1	—
Software	21	20	1
Leasehold improvements	20	19	1
	32,827	5,452	27,375

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

11. Property, plant and equipment (cont.)

Depreciation expense for property, plant and equipment for the years ended December 31, 2022 and 2023 was USD919,000 and USD1,091,000, respectively.

12. Deposits paid for acquisition of property, plant and equipment

	As of December 31,
	2022	2023
	USD’000	USD’000
Deposits paid for acquisition of property, plant and equipment	6,860	—

As of December 31, 2022, deposits paid represented the prepaid costs as to the acquisition of bearer plants of 3,000mu (approximately 2,000,000 square meters) in Changguan Village and 2,300mu (approximately 1,533,334 square meters) in Shakengli Village located in Fujian, the PRC.

On February 17, 2023, the Group entered into a supplementary agreement with village committee of Changguan Village pursuant to which it was agreed that RMB27,000,000 (approximately USD3,936,000) which had been prepaid by the Group to the village committee is to be offset against the consideration of RMB30,420,000 (approximately USD4,434,000) for the non-cash acquisition of bearer plant of 1,014mu (approximately 676,000 square meters). The net amount of RMB3,420,000 (approximately USD500,000) was paid in February 2023.

On February 17, 2023, the Group entered into a supplementary agreement with village committee of Shakengli Village pursuant to which it was agreed that RMB20,700,000 (approximately USD3,017,000) which had been prepaid by the Group to the village committee is to be offset against the consideration of RMB24,000,000 (approximately USD3,499,000) for the non-cash acquisition of bearer plan of 800mu (approximately 533,334 square meters). The net amount of RMB3,300,000 (approximately USD483,000) was paid in February 2023.

13. Leases

Below shows the movements of Right-of-use assets and lease liabilities presented in the consolidated statements of financial position:

	Right-of-use assets	Lease liabilities
	USD’000	USD’000
As of 1/1/2022	177	203
Depreciation expense	(20)	—
Interest expense	—	11
Payment	—	(29)
Exchange adjustments	(15)	(15)

As of 31/12/2022	142	170
New lease	66	66
Depreciation expense	(20)	—
Interest expense	—	13
Payment	—	(29)
Exchange adjustments	(2)	(4)
As of 31/12/2023	186	216

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

13. Leases (cont.)

The lease liabilities based on their maturity are as follows:

	As of December 31,
	2022	2023
	USD’000	USD’000
Analyzed into:
Within one year	11	16
In the second to fifth year, inclusive	33	70
Over fifth year	126	130
	170	216

Leases include prepaid land lease and lease of properties. Prepaid land lease represents the cost of the rights of the use of the land in respect of leasehold land in the PRC, on which the Group’s buildings and tea garden are situated. The prepaid land lease’ terms are 26 to 30 years. The lease terms of properties are 5 to 10 years from inception.

14. Deferred tax assets

The followings presented the category of deferred tax assets recognized by the Group and movements thereon:

	Tax losses	Depreciation	Others	Total
	USD’000	USD’000	USD’000	USD’000
As of 1/1/2022	94	77	11	182
Credit for the year	—	131	—	131
Exchange adjustments	(8)	(11)	(1)	(20)

As of 31/12/2022	86	197	10	293
Credit for the year	—	166	35	201
Exchange adjustments	(2)	(5)	1	(6)
As of 31/12/2023	84	358	46	488

15. Accruals and other payables

	As of December 31,
	2022	2023
	USD’000	USD’000
Wages payables	19	23
Other payables and accruals	40	455
Deferred government grants	45	30
Other tax payables	1	21
	105	529

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

16. Amounts due to related parties

	As of December 31,
Name of related parties	2022	2023
	USD’000	USD’000
Mr. CHUN SUN WONG	139	284
Mr. ZHUO WANG	380	838
	519	1,122

Mr. CHUN SUN WONG is the controlling shareholder of the Group. The amounts due to him are unsecured, interest-free and repayable on demand.

Mr. ZHUO WANG is the shareholder of the Group. The amounts due to Mr. ZHUO WANG are unsecured, interest-free and repayable on demand.

17. Short-term bank borrowings

In March 2023, the Company entered into a 12-month operating loan agreement with Industrial and Commercial Bank of China. The Company received a fund of RMB 1,000,000 (approximately $141,000) with an annual interest rate of 1-year loan prime rate plus 0.5%. The short-term bank borrowing was repaid in March 2024.

18. Share capital and reserves

Ordinary shares

As of December 31, 2022, the Company’s had an authorized share capital of HK$380,000 divided into 38,000,000 authorized ordinary shares with a par value of HK$0.01 each, of which 100 ordinary shares were issued and fully paid with a par value of HK$0.01 per share.

As per the resolution approved by the board of directors and by the members of the Company on January 10, 2023, the authorized share capital of the Company became US$100,000 divided into 100,000,000 shares with a par value of US$0.001 each.

As part of the recapitalization process on January 10, 2023, the company issued a total of 9,599,900 ordinary shares to three co-founding shareholders, namely PLENTIFUL THRIVING LIMITED, AFFLUENT KIND LIMITED, and Deming Zhou. These shares were issued at a nominal consideration of US$0.001 per share.

In accordance with ASC 260, the company has retroactively restated all shares and per share data for the periods presented, taking into consideration of the nominal issuance.

On January 10, 2023, the Company issued a total of 6,400,000 ordinary shares to three new investors, namely WZ GLOBAL (BVI) LIMITED, ECF (BVI) LIMITED and HKC GLOBAL (BVI) LIMITED of a par value of US$0.001 per share. These shares were issued at a consideration of US$0.5 per share resulting in a share premium of approximately US$3,194.000.

On September 27, 2023, the Company subdivided each of the then issued and unissued ordinary shares of a par value of US$0.001 per ordinary share of the Company into 1.25 Ordinary Share of a par value of US$0.0008 per ordinary share of the Company, or the “Subdivision”. As a result of the Subdivision, the total of 16,000,000 issued and outstanding ordinary share of a par value of US$0.001 per ordinary share prior to the Subdivision became 20,000,000 issued and outstanding ordinary shares of a par value of US$0.0008 per ordinary share. Following the Subdivision, existing shareholders maintained their relative ownership interest percentage in the Company. The Subdivision also changed the par value of the ordinary shares from US$0.001 per ordinary share to US$0.0008 per ordinary share, and the authorized share capital of the Company changed from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 per ordinary share to US$100,000 divided into 125,000,000 ordinary shares of a par value of US$0.0008 per ordinary share.

In accordance with ASC 260, the company has retroactively restated all shares and per share data for the periods presented, taking into consideration of the Subdivision.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

18. Share capital and reserves (cont.)

Other reserves

Other reserves as presented in the consolidated statements of financial position represent the sum of merger reserve, capital reserve and statutory reserve as disclosed in the consolidated statement of changes in equity.

Merger reserve

The merger reserve represents the difference between the nominal value of the share capital of the subsidiaries acquired as a result of the reorganisation and the nominal value of the share capital of the Company issued in exchange thereof.

Capital reserve

Capital reserve represents the capital contribution by Mr. Wong Chun Sun, the controlling shareholder of the Company, to a subsidiary without allotting and issuing new shares.

Statutory reserve

In accordance with the PRC Company Law, the PRC subsidiary of the Group is required to allocate 10% of its profit after tax to the statutory surplus reserve (the ‘‘SSR’’) until such reserve reaches 50% of the registered capital of the PRC subsidiary. Subject to certain restrictions set out in the PRC Company Law, part of the SSR may be converted to increase paid-up capital/issued capital of the PRC subsidiary, provided that the remaining balance after the capitalization is not less than 25% of the registered capital. All non-PRC subsidiaries are not required to make appropriation for statutory reserve.

19. Employee retirement benefits

The employees of the Group in the PRC are members of a state-managed pension obligations operated by the PRC Government. The Group is required to contribute a specified percentage of payroll costs as determined by respective local government authority to the pension obligations to fund the benefits. The only obligation of the Group with respect to the retirement benefits scheme is to make the specified contributions under the scheme.

20. Banking facilities

Total banking facilities available to the Group amounting to not less than US$2,570,000 and US$6,519,000 as of December 31, 2022 and December 31, 2023 are secured by:

–	a deed of charge over deposits executed by a related company for the bank overdrafts; and

–	guarantees from a subsidiary of the Company and a director of the Company for the short-term bank borrowings.

As of December 31, 2022 and December 31, 2023, the Group had utilized the facilities in the amount of approximately US$2,565,000 and US$2,686,000 respectively.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
For the years ended December 31, 2022 and 2023
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

21. Dividends

No dividend has been paid or declared by the Company since its date of incorporation.

22. Capital commitments

	As of December 31,
	2022	2023
	USD’000	USD’000
Capital expenditure in respect of acquisition of the contractual management rights:
Total contract sum	27,182	26,630
Less: Amounts paid and recognized as cost of property, plant and equipment	(4,315)	(11,895)
Less: Amounts paid and recognized as prepayments on property, plant and equipment	(6,860)	—
Contracted for but not provided in the Consolidated Financial Statement	16,007	14,735

Capital commitments as of December 31, 2022 are mainly related to the acquisition of 5,300 mu (equivalent to approximately 3,533,351 sq. m.) of tea trees situated in the tea gardens. On February 17, 2023, the Group entered into a supplementary agreement with the village committee of Changguan Village, acquiring a tea garden encompassing 1,014mu (approximately 676,000 square meters). This was followed by another supplementary agreement with the village committee of Shakengli Village, acquiring an additional tea garden spanning 800mu (approximately 533,334 square meters). As per the Company, the contractual management rights for the remaining related land lots will be progressively transferred between 2024 and 2025.

23. Contingent liabilities

As of December 31, 2022 and 2023, the Group did not have any significant contingent liabilities.

24. Events after the reporting period

These consolidated financial statements were approved by management and available for issuance on April 30, 2024.

Apart from the events as disclosed elsewhere in the consolidated financial statements, the Group did not have any other material events after the reporting period.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Rise Holdings Limited

By:	/s/ Dezhi Liu
	Name:	Dezhi Liu
	Title:	Chief Executive Officer

Date: May 2, 2024

EXHIBIT INDEX

Exhibit No.	Description
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
23.1	Consent of PKF, an independent registered public accounting firm
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)