Form 20-F
period 2024-12-31
ORIENTAL RISE HOLDINGS Ltd
filed 2025-04-30
CIK 1964664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from            to

Commission file number: 001-42371

ORIENTAL RISE HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 48 Xianyu Road

Shuangcheng Town, Zherong County

Ningde City, Fujian Province

People’s Republic of China, 355399

+86 (0) 593 8386777

(Address of principal executive offices)

Bangjie Hu, Chief Financial Officer

Telephone: +86 (0) 593 8386777

Email: hubangjie@mdhtea.cn

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	ORIS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 22,012,500 ordinary shares, par value US$0.0008 per share, were outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

INTRODUCTION

Throughout this report, unless the context indicates otherwise, references to “Oriental Rise” “the Company” or “our company,” “we,” “us,” and “our” are to Oriental Rise Holdings Limited, a Cayman Islands holding company. References to “PRC Operating Subsidiaries” refer to Fujian Min Dong Hong Tea Technology Co., Ltd. and Fujian Qingjing Agricultural Comprehensive Development Co., Ltd., Oriental Rise’s subsidiaries established under the laws of the People’s Republic of China. References to “our Group” and “the Group” refer to Oriental Rise together with its consolidated subsidiaries as a consolidated entity. References to our “initial public offering” or “IPO” refer to our initial public offering, which closed on October 18, 2024. Unless otherwise indicated, in this annual report, references to:

●	“China” or the “PRC” refers to the People’s Republic of China, in which the Hong Kong Special Administrative Region of the PRC and the Macau Special Administrative Region of the PRC are included.

●	“Dr. Zhou” refers to Dr. Deming Zhou, one of the founders of Oriental Rise;

●	“East Asia Enterprise” refers to East Asia Enterprise Limited, a Hong Kong company and wholly owned subsidiary of Wisdom Navigation;

●	“Fujian QJ” refers to Fujian Qingjing Agricultural Comprehensive Development Co., Ltd., a mainland China limited company and wholly owned subsidiary of the WFOE;

●	“HK$” refers to Hong Kong dollars, the official currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of PRC;

●	“Macau” refers to Macau Special Administrative Region of PRC;

●	“mainland China” is to the mainland of the People’s Republic of China;

●	“PRC laws and regulations” refers to the laws and regulations of the PRC, without reference to the laws and regulations of Hong Kong and Macao Special Administrative Regions of the People’s Republic of China, and the relevant regulations of Taiwan region;

●	“Mr. Wong” refers to Mr. Chun Sun Wong, one of the founders of Oriental Rise;

●	“Mr. Fong” refers to Mr. Wai Kwong Fong, one of the founders of Oriental Rise;

●	“RMB” or “Renminbi” refers to the legal currency of mainland China;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Oriental Rise, par value US$0.0008 per share;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“We,” “us,” “our company,” “our,” “the Company” and “Oriental Rise” refer to Oriental Rise Holdings Limited, a Cayman Islands holding company;

●	“WFOE” or “Fujian MDH” refers to Fujian Min Dong Hong Tea Technology Co., Ltd., a mainland China limited company and wholly owned subsidiary of East Asia Enterprise;

●	“Wisdom Navigation” refers to Wisdom Navigation Limited, a British Virgin Islands company and wholly owned subsidiary of Oriental Rise;

Cautionary Note Regarding Forward-Looking Statements

In addition to historical information, this annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We use words such as “believe,” “expect,” “anticipate,” “project,” “target,” “plan,” “optimistic,” “intend,” “aim,” “will” or similar expressions which are intended to identify forward-looking statements. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include:

●	the timing of the development of future products;

●	projections of revenue, earnings, capital structure and other financial items;

●	the development of future company-owned branches;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Item 3 “Key information - 3.D. Risk Factors” and elsewhere in this Annual report. below. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by us in this annual report and our other filings with the SEC. These reports attempt to advise interested parties of the risks and factors that may affect our business, financial condition and results of operations and prospects. The forward-looking statements made in this Annual report speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

Item 3. KEY INFORMATION

Oriental Rise is not a Chinese operating company but a Cayman Islands holding company. We conduct all of our operations through our subsidiaries established in mainland China. Oriental Rise indirectly holds equity interest in the WFOE and its domestic subsidiary Fujian QJ through our intermediate British Virgin Islands subsidiary Wisdom Navigation and the Hong Kong company, East Asia Enterprise. Our organizational structure involves unique risks to investors. The PRC regulatory authorities could disallow our operating structure, which would likely result in a material change in our operations and/or a material change in the value of our Ordinary Shares and could cause the value of our Ordinary Shares to significantly decline or become worthless.

We are exposed to legal and operations risks associated with having substantially all of our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct business. Changes in China’s, political or social conditions or government policies could materially and adversely affect our business and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result, these risks may result in material changes in the operations of our China operating entities, significant depreciation or a complete loss of the value of our Ordinary Shares, or a complete hindrance of our ability to offer or continue to offer, our shares to investors.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Corporate History and Structure

Oriental Rise Holdings Limited was incorporated in the Cayman Islands with limited liability on January 25, 2019. Oriental Rise is currently not engaging in any active business and merely acting as a holding company.

Wisdom Navigation was organized in the British Virgin Islands on November 15, 2018. On February 25, 2019, the Company acquired Wisdom Navigation from our shareholders Mr. Wong and AFFLUENT KIND LIMITED for aggregate consideration of $100.00 and is a wholly owned subsidiary of Oriental Rise.

East Asia Enterprise was organized in Hong Kong on October 8, 2012, and is a wholly owned subsidiary of Wisdom Navigation.

Fujian MDH was organized as a limited company in mainland China on May 24, 2013, as our wholly foreign owned enterprise, or WFOE, and is a wholly owned subsidiary of East Asia Enterprise.

Fujian QJ was organized as a limited company in mainland China on May 26, 2008, and became our primary mainland China operating subsidiary, a wholly owned subsidiary of Fujian MDH, since July 16, 2013.

Our direct corporate predecessor Fujian MDH commenced production and sale of tea products in March 2014.

On September 27, 2023, we subdivided each of our the then issued and unissued ordinary shares of a par value of US$0.001 per share of the Company into 1.25 ordinary share of a par value of US$0.0008 per share of the Company, or the “Subdivision”. As a result of the Subdivision, the total of 16,000,000 issued and outstanding ordinary share of a par value of US$0.001 per share prior to the Subdivision became 20,000,000 issued and outstanding Ordinary Shares of a par value of US$0.0008 per share. The Company executed the Subdivision in response to a recent increase in the estimated valuation of the Company. Following the Subdivision, our existing shareholders maintained their relative ownership interest percentage in the Company. The Subdivision also changed the par value of the ordinary shares from US$0.001 per share to US$0.0008 per share, and the authorized share capital of the Company changed from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 per share to US$100,000 divided into 125,000,000 Ordinary Shares of a par value of US$0.0008 per share.

The following diagram illustrates the corporate structure of Oriental Rise and its subsidiaries as of the date of this annual report:

PRC Government Permissions and Approvals

Our operations in China are governed by PRC laws and regulations, pursuant to which, for purposes of production and sale of our refined tea, we are required to obtain the food production license and food operation license from competent PRC authorities. As of the date of this annual report, we have received all material requisite permissions and approvals from the PRC government authorities for our business operations currently conducted in China, and we have not received any denial of permissions for our China business operations.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which became effective on March 31, 2023. The New Administrative Rules Regarding Overseas Listings regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Administrative Measures, where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. For more details regarding the Trial Administrative Measures, see “Regulations—Regulations Relating to Overseas Listing”. The Trial Administrative Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On February 17, 2023, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the Overseas Offering Administration Notice, pursuant to which, on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas securities offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may arrange the timing for submitting their filing applications with the CSRC in a reasonable manner, and must complete the filing before the completion of their overseas securities offering and listing. Pursuant to the Trial Administrative Measures and the Overseas Offering Administration Notice, we are required to complete the filing procedures with the CSRC before completion of our initial public offering. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares. We submitted the required filing regarding our initial public offering to the CSRC on September 6, 2023. On January 24, 2024, we received the filing notice from the CSRC in relation to our overseas offering and listing, which indicated that we completed the required filing application procedures for our IPO.

In addition to the CSRC filing under the Trial Administrative Measures, if it is determined that we are subject to any other CSRC approval, filing, other governmental authorization or requirements, we cannot assure you that we could obtain such approval, complete such filing or meet other requirements in a timely manner or at all. If we fail to obtain such approval, complete such filing or meet other requirements in a timely manner, the Chinese regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, force a delisting of our Ordinary Shares even after they are listed on Nasdaq, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. In addition, competent Chinese authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of our securities. New regulations restricting or forbidding foreign ownership in our industry could cause the value of our securities to significantly decline or to become worthless.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of mainland China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of mainland China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing to be consistent with the Trial Administrative Measures. The revised Provisions provide, among others, that (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from Chinese authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

As of March 31, 2023, any failure or perceived failure by the Company or PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in that the relevant entities would be held legally liable by Chinese authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Holding Foreign Companies Accountable Act

The recently enacted Holding Foreign Companies Accountable Act (“HFCAA”), together with a recent joint statement by the United States Securities and Exchange Commission (the “Commission”) and the PCAOB call for additional stringent criteria to be applied to emerging market companies by assessing the qualification of non-U.S. auditors who are not inspected by the PCAOB. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not subject to inspection by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted from trading on any U.S. stock exchange. On December 29, 2022, President Biden signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the time period under the HFCAA to two consecutive years instead of three consecutive years. The termination in or any restriction on the trading of our securities will significantly limit or completely hinder our ability to offer securities to investors or cause such securities to significantly decline in value or become worthless.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (the “2021 Determination Report”) which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China because of a position taken by one or more authorities in China. Our registered public accounting firm, located in the United Kingdom, is not subject to the 2021 Determination Report. On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report (the “2022 Determination Report”) which: (1) vacated the 2021 Determination Report and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in the PRC in 2022. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in the PRC, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Transfer of Cash between Our Company and Our Subsidiaries

The structure of cash flows within our organization, as well as a summary of the applicable regulations, is as follows:

1.	Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., Oriental Rise, directly controls the WFOE and other domestic operating entities through our intermediate British Virgin Islands subsidiary Wisdom Navigation and the Hong Kong company, East Asia Enterprise. The Company has no operations, and does not intend to begin operations, in the special administrative region of Macau and Hong Kong.

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group shall be in compliance with the laws and regulations of the PRC. After foreign investors’ funds entered Oriental Rise at the close of our IPO, the funds were directly transferred to East Asia Enterprise, and then transferred to subordinate operating entities through the WFOE. As of the date of this annual report, a total of US$1.5 million has been transferred from Oriental Rise to East Asia, and US$0.64 million has subsequently been transferred to WFOE.

If Oriental Rise intends to distribute dividends, then Oriental Rise will cause to be transferred cash in support of such dividends from our PRC operating subsidiaries to East Asia Enterprise in accordance with the laws and regulations of the PRC, and then Oriental Rise will cause East Asia Enterprise to transfer the dividends to Wisdom Navigation and then to Oriental Rise and then from Oriental Rise to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3.	In the reporting periods presented and as of the date of this annual report, no cash and other asset transfers have occurred among the Company and its subsidiaries, other than the following: (1) US$1 million transferred from our PRC subsidiaries to East Asia Enterprise; (2) US$1.5 million transferred from Oriental Rise to East Asia, and US$0.64 million subsequently transferred to WFOE; and no dividends or distributions of a subsidiary have been made to the Company. In addition, no transfers, dividends, or distributions have been made to investors to date. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends. See our consolidated financial statements starting on page F-1 of this annual report.

4.	Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital management, and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes management on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiaries.

Compliance with the PRC Foreign Investment Law

As of the date of this annual report, we believe that we do not conduct any business that falls into the category of “restricted” industries or “prohibited” industries under the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) and The National Development and Reform Commission of the People’s Republic of China (“NDRC)”. Therefore, we are able to conduct our business through our wholly owned mainland China subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC. See “Item 3. Key Information - 3.D.Risk Factors-Risks Related to Doing Business in China - The PRC Foreign Investment Law may impose new obligations on us.”

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our SEC filings;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of our fiscal year if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a “Controlled Company”

We are considered a “controlled company” within the meaning of Nasdaq Rule 5615(c). A “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Our founders, Mr. Chun Sun Wong, Mr. Wai Kwong Fong, and Dr. Deming Zhou, beneficially own approximately 52.52% of our Ordinary Shares. Under Nasdaq Rule 5615(c), a “controlled company” may be exempted from the requirements of Nasdaq Rules 5605(b)(1) (requiring that the board consist of a majority of independent directors), (d) (requiring a compensation committee of the board consisting of independent directors) and (e) (requiring independent director oversight of director nominations). Should we determine to rely on the “controlled company” exemptions, our board and its decision-making processes would lack the independent oversight typically required of Nasdaq-listed issuers. We do not intend, however, to take advantage of the “controlled company” exemption from Nasdaq corporate governance standards. As disclosed in this annual report, we have a majority independent board and have adopted board committee charters and policies consistent with Nasdaq’s regular listing and governance rules.

Implications of Being a Foreign Private Issuer

We are incorporated in the Cayman Islands, and more than 50% of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISKS RELATED TO OUR BUSINESS

We are an emerging growth company with a limited operating history and limited sales to date.

We are subject to all of the risks inherent in the establishment of an emerging growth company, including the absence of an operating history, and the risk that we may be unable to successfully operate our business. There can be no assurance that we will be able to successfully operate our business.

Although our main operating entities, Fujian MDH and Fujian QJ were established in 2013 and 2008, respectively, Oriental Rise was incorporated in 2019 and accordingly, has limited operating history upon which to base an evaluation of our business and prospects. You must consider the risks and difficulties we face as a small operating company with limited operating history. We generated approximately $24.3 million (RMB 163.2 million)，$24.1 million (RMB 170.5 million) and $15.0 million (RMB 108.0 million) in revenue for the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

Operating results for future periods are subject to numerous uncertainties and we cannot assure you that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by small operating companies with limited operating history, particularly companies in new and rapidly evolving markets. Operating results will depend upon many factors, including our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines or obtain financing from other sources, our ability to develop and market new products, control costs, and general economic conditions.

Our results of operations are substantially affected by the selling prices of our tea products, which affect our revenue.

Our results of operations are significantly affected by the selling prices of our tea products, which affect our revenue. All of these prices are determined by constantly changing and volatile market forces of supply and demand as well as other factors, over which we have little or no control. These factors include:

●	general economic conditions in China;

●	government regulations and actions, in particular with regards to government intervention into tea leaves price and environmental protection;

●	competition in the tea production and processing industry;

●	diseases or pests (such as moths, worms, caterpillars, beetles and mites);

●	a general decrease in consumer preferences for tea products as compared to other types of products that may be viewed by consumers as substitutes for, or alternatives to such products, including coffee and other beverages;

●	the cost or ability to recruit or retain a sufficient number of qualified employees;

●	weather conditions, including the impact of weather on water supply; and

●	transportation and storage costs.

Tea product prices typically move cyclically over time, reflecting changes in market demand and supply. As our average selling prices are determined by using a market-oriented approach, the average selling prices of our tea products also increased during the preceding two years. Our average selling prices were US$42.6 (RMB286.3), US$41.11 (RMB290.56) per kg and US$25.24 (RMB181.50) per kg,    respectively, for the fiscal years ended December 31, 2022, 2023 and 2024. If the prices of our tea products decrease, our revenue, profit and results of operations may be adversely affected.

Unfavorable fluctuations in the fees paid to our tea garden managers or interruption in service provided by our tea garden managers could materially increase our costs of sales.

One of the major operating costs for our business is the plantation costs for our tea leaves. Our plantation costs primarily include: (i) picking fees which represent the fees paid to the tea garden managers for arranging the local workers to pick our tea leaves in the tea gardens we operate; (ii) cultivation costs which represent the fees paid to the tea garden managers for arranging the local workers to cultivate our tea trees; and (iii) fertilizer costs which represent the purchase price paid to our suppliers for acquiring fertilizers and other materials to supply plant nutrients to the soil for the growth of our tea trees.

For the fiscal years ended December 31, 2022, 2023 and 2024, our plantation costs accounted for approximately 97.6%, 97.2% and 96.9% of our total cost of sal  es, respectively. There is no assurance that our suppliers will not significantly adjust their fees including the fees incurred for arranging local workers to maintain tea gardens when the market prices of or the market demand for such local workers increase. We will continue to be exposed to price volatility of engaging the tea garden managers in the future, and any significant increase in such fees will increase the operation costs and have an adverse impact on the profitability of our business. There is no assurance that we will be able to anticipate and react to such price fluctuations by adjusting the selling prices of our tea products on a timely basis or to pass on any increase in our plantation costs to our customers accordingly. In the event that we are unable to anticipate and react to such price fluctuations, our profitability may be adversely affected.

A large portion of our revenue was generated from our top five customers, and we do not have long-term contracts with our top five customers and changes in our relationships with our top five customers, or in the trade terms with these customers, may reduce our sales and profits.

Our sales to top five customers accounted for approximately 40.5%, 39.3% and 37.3%, of our total revenue for the fiscal years ended December 31, 2022, 2023 and 2024, respectively. There is no assurance that we would be able to increase the number of customers to reduce our reliance on our top five customers  . We do not have long-term sales agreements or other contractual assurances as to future sales to these major customers.

We have entered into framework sales agreements for one year with our top five customers. However, the sales are generally concluded on an order- by-order basis under individual purchase order. There is no assurance that our customers will continue to place orders to us; or their future orders will be at a comparative level or on similar terms as in prior years. It is uncertain that we would be able to retain our major customers or solicit new customers to offset the impact from any loss of such customers. Any reduction in revenue from our existing customers and/or any loss of our major customers could have a material adverse effect on our profitability and financial performance.

Furthermore, there is no assurance that we would be able to reduce our customer concentration by expanding our customer base or promoting sales to other existing customers. We may not be able to locate alternative customers to replace loss of customers, purchase orders or sales. As a result, our business, financial condition and results of operations may vary from period to period and may fluctuate significantly in the future.

We sell our products to independent tea business operators, and we have limited control over them.

We sell our products to independent tea business operator customers, and we have limited control over them. As of December 31, 2024, we had 17 tea business operators as our customers. Independent tea business operators typically further process or package our tea products before they sell them to end-user customers and other downstream tea business operators. For the years ended December 31, 2022, 2023 and 2024, our revenue from sales of tea products to tea business operators accounted for approximately 99.80%, 98.18% and 92.01% of our total revenue, respectively.

Any one of the following events could cause fluctuations or declines in our revenue and could have an adverse effect on our financial condition and results of operations:

●	reduction, delay or cancellation of orders from one or more of the large tea business operators;

●	failure to renew framework agreements and maintain relationships with the existing tea business operators;

●	failure to establish relationships with new tea business operators on favorable terms;

●	inability to timely identify and make sales to additional or replacement tea business operators upon the loss of one or more of the tea business operators; and

●	breach of framework agreements by the tea business operators.

We may not be able to compete successfully against larger and better-funded sales and marketing campaigns of our competitors, especially if these competitors provide their tea business operators with more favorable arrangements. We cannot assure you that we will not lose any of the tea business operators to our competitors, which could cause us to lose some or all of our favorable arrangements with such tea business operators and may result in decreases in our sales volume. In addition, we may not be able to successfully manage our current tea business operator customers and the cost of attracting new tea business operator customers may exceed the revenue generated from these efforts. Such costs may include (i) the Company spending the time and efforts on negotiating the terms of the framework agreements with the additional tea business operators but they do not make any purchase with the Company during the year and (ii) the dissatisfaction from our existing tea business operators as we are unable to fully satisfy their purchase orders due to our limited production volume which may result in such tea business operators electing not to make purchase from us in the financial year concerned and in the long run. Our revenue generated from such additional tea business operators may not be able to exceed such costs of increase in the number of tea business operators. There can be no assurance that we will be successful in detecting any non-compliance by the tea business operators with the provisions of their framework agreements. Non-compliance by our tea business operators could, among other things, negatively affect our brand, demand for our products and our relationships with other tea business operators. Furthermore, we have limited control over the tea business operators and may not be able to monitor the tea business operators’ inventory level if the tea business operators decide to accumulate the tea products as inventory. We cannot assure you that all our tea products sold to tea business operators are subsequently sold to consumers and the sales of our tea products truly reflect the market demands. In addition, if there is a decline in demand from end consumers or downstream tea business operators, the tea business operators may not place orders for new products from us or may reduce the quantity of their usual orders. The occurrence of any of these factors could result in a significant decrease in the sales volume of our products and therefore adversely affect our financial condition and results of operations.

We experience seasonal fluctuations in our revenue and profitability.

Our sales are subject to seasonality. Based on our sales trends in 2024, 2023 and 2022, we generally experience the highest sales of our products after the commencement of tea harvest seasons, namely for the period from March to October. Factors that could cause our results of operations to fluctuate include, among others, the level, cost and timing of our major promotional campaigns, regulatory events, new products introduced by us or our competitors and the general economic environment. As such, any comparison of our operating results between different periods within a financial year, or between different periods in different financial years may not be meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Our business, reputation and brands’ image may be adversely affected by product liability claims, consumer complaints or adverse publicity in relation to our products.

We may be subject to product liability claims if our products are found to be unfit for consumption. Products may be rendered unfit for consumption due to contamination of raw materials, whether intentional or not, delay in delivery, poor handling, packaging rupture, poor condition of storage facilities, unauthorized tampering by our workers during the transit of products. The occurrence of such problems may result in recalls of our products and significant damage to our brand reputation. In previous years, we have not recorded material product recalls and had not received any material complaints or product liability claims from our customers due to quality defects. However, we cannot assure you that such incidents will not occur in the future. We may incur legal liabilities and have to compensate consumers for any loss or damage they suffer in respect of valid product liability claims, and, in addition, we may also be subject to administrative or other government sanctions or penalties. In addition, adverse publicity from these types of concerns, whether valid or not, may discourage customers from purchasing our products. If customers lose confidence in our brand, we may experience long-term declines in our sales, which may have an adverse effect on our business, results of operation and financial condition.

We could be adversely affected by a change in consumers’ preferences, perception and demand for our tea products and failure to enrich our product offering or gain market acceptance of our new products could have a negative effect on our business, financial condition, and results of operations.

Our continued success depends, in large part, upon the popularity of and demand for our tea products. However, consumer preferences, perception and demand in China may shift away from such products for various reasons, including but not limited to:

●	a general decrease in consumer preferences for tea products as compared to other types of products that may be viewed by consumers as substitutes for, or alternatives to such products, including coffee and other beverages;

●	a change in consumer preferences for tea products sold in the form of tea bags to other forms, such as ready-to-drink bottled tea;

●	a change in consumers’ confidence and perception that traditional Chinese tea may be effective in achieving certain anticipated health benefits; and

●	negative publicity regarding tea leaves or other tea products supplied by other producers or in general.

Shifts in consumer preferences, perception, and demand away from Chinese tea leaves could materially and adversely affect our business prospects, financial condition and results of operations. In addition, we may from time to time fail to develop products and/or expand our product portfolio and marketing and pricing strategies that meet the trends or shifts in consumer preferences and tastes. Furthermore, we cannot assure you that we will be able to introduce new products that are in faster-growing and more profitable, or timely adjust our production of products in categories experiencing consumption declines, which in turn could materially and adversely affect our business, financial condition, and result of operations.

The preferential tax treatment, valued-added tax treatment and government grants that we currently enjoy may be altered or terminated, which could have a material adverse effect on our business, financial position, results of operations and prospects.

We enjoy certain preferential tax treatment in relation to our income derived from our business of engaging in primary processing of agricultural products and carrying out cultivation of tea. Our income derived from the business of engaging in primary processing of agricultural products is exempt from earned income tax, or EIT, and our income derived from the business of carrying out cultivation of tea is exempt from 50% of EIT. The total net profits exempted from tax were US$13.07 million (RMB 87.78 million), US$12.74 million (RMB 90.05 million) and US$4.09 million (RMB 29.42 million) for the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

Furthermore, the Taxpayer’s Tax Reduction and Exemption Filing Registration Form issued by the State Taxation Bureau of Zherong County on December 4, 2017, accepted the filing of the value-added tax, or VAT, exemption for self-produced agricultural product produced by agricultural producer that our PRC operating subsidiary Fujian QJ applied for on the same day. Fujian QJ enjoyed the preferential treatment of VAT exemption from January 1, 2018, through the present. There can be no assurance we will enjoy comparable exemptions from VAT in the future. In addition, pursuant to the Interim Regulations on Value-Added Tax of the PRC and its implementing rules, there is no VAT on agricultural producers who sell self-produced agricultural products.

Additionally, we enjoy a number of government grants in mainland China, including government grants we have received from the local government authorities to support a subsidiary’s project of tea plantation and as a foreign investment entity. For the fiscal years ended December 31, 2022, 2023 and 2024, we recognized total government grants of approximately US$31,000 (RMB 208,000), US$46,000 (RMB 327,000) and US$16,000 (RMB 117,000) respectively  . There can be no assurance that the preferential tax treatment, value-added tax treatment and government grants that we enjoy will not be altered or terminated. Any alteration or termination of our current preferential tax treatments or value-added tax treatment or government grants could have an adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to hire or retain additional management and other personnel and our recruiting and training costs may increase as a result of turnover, both of which may increase our costs and reduce our profits and may adversely impact our ability to implement our business strategy.

The success of our business depends upon our ability to attract and retain highly motivated, well-qualified management and other personnel. Our ability to execute our business strategy may suffer if:

●	we are unable to recruit or retain a sufficient number of qualified employees;

●	the costs of employee compensation or benefits increase substantially; or

●	the costs of outsourcing certain tasks to third-party providers increase substantially.

We have engaged tea garden managers for the provision of management service for the cultivation of our tea leaves and we could be adversely affected by the unsatisfactory performance of our tea garden managers.

In 2024, we engaged 21 tea garden managers, who are our major contractors for the provision of management service for the cultivation of tea leaves in our tea plantations. For the fiscal years ended December 31, 2022, 2023 and 2024, management fees paid to our tea garden managers amounted to US$163,256 (RMB1,096,344), US$162,244 (RMB1,146,888) and US$158,535 (RMB1,139,996), respectively, representing approximately 1.40%, 1.43%, and 1.43% of our total cost of sales, respectively. If our tea garden managers do not perform satisfactorily, substantially increase the prices of their services, or terminate their business relationships with us, we may need to replace our tea garden managers or make alternative arrangements which could increase our costs of operations.

As our tea garden managers are responsible for employing local workers to provide services including cultivation, fertilization, cropping branches, picking of fresh tea leaves and insect and pest management, we do not have direct control over the local workers. If the tea garden managers or the local workers fail to cultivate and manage the tea gardens properly or otherwise not complying with our requirements or that of our customers, the quality of our tea leaves will be adversely affected. Our reputation in the industry will also be adversely affected if our tea garden managers do not comply with applicable laws and regulations, or do not maintain satisfactory health and environmental conditions at the tea gardens. This, in turn, may materially and adversely affect our business, reputation, financial condition and results of operations.

In addition, we have not entered into any long-term agreements with our tea garden managers and will negotiate prices with them on a year-to-year basis. If they are unable or unwilling to fulfil our requirements or satisfy at costs that we consider reasonable, we may experience interruption, reduction or termination of the management services and will be required to seek alternative tea garden managers. We cannot assure you that we will be able to find suitable garden managers that can provide services at the same quality and prices or at all. If we are unable to find suitable garden managers, we may be exposed to (i) an increase in our operation costs, which we may not be able to pass on to our customers, and/or (ii) a reduction in the quality of our tea leaves, and/or (iii) a lack of management of the tea gardens, which may result in an increase in our wastage rate or impair the quality of our products. As a result, our business, financial condition, and results of our operations may be adversely impacted.

We are dependent on the availability of large numbers of local workers to perform manual labor.

We rely on large numbers of local workers employed by the tea garden managers to cultivate and pick our tea leaves. As all of the tea gardens we operate are located in remote areas far from population centers, there is a risk that manpower for harvesting our tea leaves and for maintaining the tea gardens will not be available on a continuous basis due to factors such as rural-urban migration. We are also vulnerable to labor shortages due to strikes, labor stoppages and civil unrest. Any shortage of labor could increase our costs and reduce our production, which may have a material adverse effect on our business, financial condition, and results of operations.

The occurrence of adverse weather conditions or natural disasters may materially and adversely affect our business and financial performance.

The success of our business principally depends on our ability to obtain sufficient quantities of quality tea leaves from the tea gardens we operate which are all located in two townships:

●	Zhaizhong township, and

●	Huangbai township.

Both townships are located in Zherong County, Fujian Province, mainland China. The cultivation of our tea leaves at the tea gardens is subject to the risks associated with natural disasters and adverse weather conditions, such as droughts, fire, and rainstorms. The occurrence of any natural disaster or adverse weather in Zherong County could adversely affect the quantity and quality of our tea leaves harvest.

The quality of our tea leaves and the growth and development of our bearer plants varies from time to time depending on the soil quality, weather conditions, natural disaster, or external factors such as fertilizers and pesticides applied. The occurrence of any natural disasters, air, water and soil pollution, any diseases or pests (such as moths, worms, caterpillars, beetles and mites), or any incident that affects the soil quality and drainage, in close proximity to, or at, any of the tea gardens we operate, may damage the tea gardens and the bearer plants thereon, thereby affecting the productivity and quality of tea leaves produced from our bearer plants. As a result, our business, financial condition, and operating results may be materially and adversely affected.

Any safety problems relating to our raw materials and tea products could adversely affect our reputation, our brands’ image, our ability to sell our products and our financial performance.

Some of our raw materials may also contain harmful chemicals or substances of which we are not aware due to adulteration by our suppliers. Such raw materials may not be suitable for human consumption and may cause undesirable side effects to our consumers. We cannot assure you that our raw material suppliers will not intentionally or inadvertently contaminate our raw materials or provide us with substandard raw materials. The quality of our products could be also adversely affected if our raw materials are spoiled, contaminated or tampered with. In addition, contamination of our fresh tea leaves may occur during their production process due to reasons unknown to us or out of our control. While we have measures in place to control the quality of our raw materials and tea products, we cannot assure you that we will be able to detect defective raw materials and tea products.

Any failure to detect defective raw materials and fresh tea leaves could adversely affect the quality of our products. We could be required to recall certain of our tea products and subject to product liability claims, adverse publicity, and investigation and imposition against us of penalties by relevant authorities, resulting in increased costs and any of these events could have a material and adverse impact on our reputation, brands’ image, business, financial condition, results of operations and prospects. Furthermore, food safety scandals occurred in China in recent years may negatively influence consumer perception and demand for our products, which could in turn adversely affect our results of operations.

Our historical growth rate, revenue and profit margin may not be indicative of our future growth rate, revenue and profit margin.

For the fiscal years ended December 31, 2022, 2023 and 2024, our revenue was approximately US$24.3 million (RMB 163.2 million), US$24.1 million (RMB 170.5 million) and US$15.0 million (RMB 108.0 million) respectively. For the fiscal years ended December 31, 2022, 2023 and 2024, our gross profit was approximately US$ 12.7 million (RMB 85.0 million), US$12.78 million (RMB 85.0 million) and US$3.93 million (RMB 28.3 million), respectively, whereas our gross profit margin for the same periods was approximately 52.0%, 53.0% and 26.2%, respectively.

There is inherent risk in using such historical financial information to project or estimate our financial performance in the future, as they only reflect our past performance under particular conditions. We may not be able to sustain our historical growth rate, revenue and profit margin for various reasons, including but not limited to, deterioration in the market conditions of the tea industry in the key markets we operate, intensification of competition among our competitors and other unforeseen factors such as deterioration in general economic conditions, which reduce the sales volume of our products and/or reduce the profit margin of our products. There is no assurance that we will be able to achieve the performance as we did during the preceding two years. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance.

The implementation of our expansion plan may lead to an increase in operating expenses and higher depreciation expenses, which may adversely affect our profit margin and results of operations.

We expect to expand our production capacities for primarily- processed white tea and refined tea production to further enhance our vertically integrated business model by utilizing a portion of net proceeds from the IPO to construct a new production facility and acquire additional machinery. It is expected that the implementation of our expansion plan, the construction of our new production plant and the procurement of machinery in the future may lead to higher operating expenses (including depreciation expenses and labor costs) compared with previous periods. If we cannot implement our business strategies effectively and expand our production capacities as planned, we may not be able to enjoy the full economic benefit brought from such expansion plan and offset the higher operating expenses and our financial performance and operating results may be affected as a result.

Competition from existing industry participants and new entrants in our target markets may harm our financial performance.

We face competition from existing and new players both domestically in China as well as on an international scale. To compete effectively and maintain our sales levels, we may be forced to, amongst other possible actions, reduce our prices, offer bulk purchase terms, or provide other sales incentives to our customers. Should we be required to take such action, our business, profit margins, results of operations and prospect could be materially and adversely affected.

Furthermore, competition may cause our competitors to substantially increase their advertising and promotional activities or to engage in irrational or predatory pricing behavior. Our selling and distribution costs amounted to US$ 70,000 (RMB 472,000), US$73,000 (RMB 519,000) and US$438,000 (RMB 3,148,000) for the fiscal years ended December 31, 2022, 2023 and 2024, respectively. We cannot ensure that our marketing efforts will be sufficient to compete with our competitors. An increase in competition could require us to continue to increase our promotion and advertising expenses, which might place pressure on our margins and affect our profitability. Additionally, competition may result in price reductions, reduced margins, and loss of market shares for us, any of which could have an adverse impact on our results of operations. We also cannot assure you that our competitors will not actively engage in activities, whether legal or illegal, designed to undermine our brands and product quality or to influence consumer confidence in our products.

Our deferred tax assets are subject to accounting uncertainties.

Our accounting policies require us to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities. The estimates and associated assumptions are based on historical experience and other relevant factors. As a result, actual results may differ from these accounting estimates. As of December 31, 2023 and 2024, we recognized deferred tax assets of US$488,000 (RMB 3,465,000) and US$596,000 (RMB 4,350,000), respectively. Based on our accounting policies, deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. The realization of a deferred tax asset mainly depends on our estimate as to whether sufficient future profits will be available in the future. If sufficient future taxable profits are not expected to be generated or are less than expected, a material reversal of deferred tax assets may arise.

Our efforts to enhance production capabilities are subject to risks and uncertainties.

In order to achieve the economies of scale we desire in our operations to enable us to continue to increase our production of tea products, we intend to continue to expand our production capacity and enhance our operational efficiency. Our expansion plans and business growth require significant capital expenditure and dedicated attention of our management. We intend to fund such expansion in part from the net proceeds of the offering. Nevertheless, we may require additional financing to achieve our expansion plans and may have difficulty obtaining such financing. There is no assurance that we will be able to enhance our production capabilities in time or implement our future plan effectively. We may be subject to unexpected delays and cost overruns resulting from a number of factors, many of which may be beyond our control, including increases in the prices and availability of raw materials and production equipment, shortages of local workers, disputes with customers or suppliers as well as equipment malfunctions. In addition, our efforts to enhance our production capabilities may not achieve the expected benefits. If the demand for our tea products is weaker than anticipated, we may experience problems associated with overcapacity and underutilization of personnel and other resources, which may have an adverse effect on our business, financial condition, and results of operations.

Our production facilities are subject to environmental laws in the PRC and any failure to comply with environmental regulations would expose us to penalties, fines, suspensions, or actions in other forms.

Our operations generate agriculture sewage due to the discharge of fine dust. We believe that no pollutant discharge permit is needed for the production of primarily-processed white tea and black tea, and the development of tea products which generate and discharge a very small number of pollutants with a limited impact on the environment under the relevant PRC laws and regulations. However, environmental laws and regulations may be amended from time to time by the PRC competent body and is not within our control. We cannot assure you that our existing environmental policies and equipment will be adequate to meet future environmental policies and requirements and we may be required to incur additional costs to comply with such future requirements, which may be more stringent than present laws and regulations. In such situation, our capital expenditure and cost of production will increase unexpectedly, which may materially and adversely affect our financial condition and business operation.

Disruption of operations at production facilities may materially and adversely affect our business operations and financial performance.

Our ability to stably and efficiently produce our primarily-processed tea at our production facilities is critical to our success. As of the date of this annual report, we operate tea gardens of approximately 7,212,000 square meters and have obtained appropriate production plant, machinery, and equipment and one automatic production line of primarily-processed tea for the production of primarily-processed black tea.

Damage or disruption to our operations at our production facilities can result from the following factors, among others:

●	utility supply disruptions, terrorism, strikes or other force majeure events;

●	adverse weather conditions;

●	forced closing or suspension of our production facilities;

●	major disease outbreaks at or around our production facilities;

●	pollution of underground water resources;

●	failure to comply with applicable regulations and quality assurance guidelines;

●	labor disputes affecting our employees;

●	accidents in the processing plants, including major equipment failures or fires, which may result in suspension of operations, property damage, severe personal injuries or even fatalities; and

●	other production or distribution problems, including limitations to production capacity due to regulatory requirements, changes in the types of products produced or physical limitations that could impact continuous supply.

We have not previously experienced any material disruptions to our production facilities. However, we cannot assure you that the events and factors mentioned above, or any other events will not occur and result in a material disruption to the operations at our production facilities in the future. If we fail to take adequate steps to mitigate the likelihood or potential impact of such events or factors, or to effectively respond to such events or factors if they occur or materialize, our business, results of operations and financial condition may be materially and adversely affected.

If we are unable to obtain the forest rights certificate in respect of the tea gardens we operate, we may be unable to enforce our rights against certain third parties.

As of the date of this annual report, Fujian QJ has not obtained the registration certificates (the “Forest Rights Certificate(s)”) confirming that it has the contractual management rights, and title to the forest trees (collectively the “Forest Rights”) with respect to approximately 4,942,667 square meters of forest land lots (the “Concerned Land Lots”) under the contractual management rights agreements executed by and between Fujian QJ and the village committees (the “Transferors”) in Zhaizhong Village and Huangbai Village.

To the best knowledge of Fujian QJ, registration of ownership of the Concerned Land Lots by the Transferors is a prerequisite for registration of the Forest Rights by Fujian QJ, and its failure to obtain the Forest Rights Certificates lies mostly in that the Transferors have not obtained the ownership certificates with respect to the Concerned Land Lots and the forest trees thereon (the “Ownership Certificate(s)”) for historical reasons, including that the Concerned Land Lots are not lodged in the relevant mainland China land record system because the owners did not apply for the lodge when required. According to the consultation made by the Company with the relevant authority responsible for issuing of Ownership Certificates, Ownership Certificates will not be issued for land lots not lodged in the mainland China land record system according to the current mainland China policies. Consequently, Transferors have not obtained the Ownership Certificates with respect to the Concerned Land Lots and the Company expects that the Transferors will not ultimately be successful in obtaining the indicated Ownership Certificates in the near future.

According to the Civil Code of the PRC and other applicable laws and regulations, ownership of forest land lots and forest trees is recognized as immovable property right, and unless the applicable laws and regulations provide otherwise, creation, or transfer of immovable property rights takes effect upon registration. According to the Regulation on the Implementation of the Forestry Law of the PRC, an owner of any collectively owned forest trees or forest land shall submit an application for ownership registration to the competent authority which will, after making examinations, issue to the owner an ownership certificate confirming its ownership in relation to the concerned forest trees or forest land.

For purposes of confirming ownership in relation to the Concerned Land Lots and the associated forest trees under PRC laws, the Transferors shall lodge an application for ownership registration with the competent authority and obtain the corresponding Ownership Certificates.

Since the Transferors have not made the registration application nor obtained the legally valid Ownership Certificates confirming their ownership of the Concerned Land Lots under the PRC laws, there exist uncertainties as to the ownership of such forest land lots and forest trees, which therefore may be subject to third party claims, disputes, or challenges.

According to the Regulation on the Implementation of the Forestry Law of the PRC, an entity or individual who uses any collectively owned forest, forest trees or forest land will submit a registration application to the competent authority, which will, after making examinations, issue a certificate confirming its right of use of the forest trees or forest land; an entity or individual who owns any forest trees shall submit an application for ownership registration to the competent authority which will, after making examinations, issue a title certificate to the owner confirming its ownership in relation to the forest trees. According to the Civil Code of the PRC, the contractual management rights without registration will not be protected against any bona fide third party under the PRC laws.

For purposes of confirming its Forest Rights under the PRC laws, Fujian QJ shall lodge an application for the registration of its Forest Rights with the competent authority to obtain the corresponding Forest Rights Certificates.

Since Fujian QJ has not obtained the Forest Rights Certificates for the Concerned Land Lots and the forest trees thereon, there can be no assurance that Fujian QJ is legally entitled to the forest rights with respect to the Concerned Land Lots, which could be subject to third party claims, disputes, or challenges.

In addition, pursuant to the Civil Code of the PRC, as Fujian QJ has not obtained the Forest Rights Certificates confirming its contractual management rights in relation to the Concerned Land Lots, the interests of Fujian QJ therein will not be protected against any bona fide third party under the PRC laws.

As of the date of this annual report, we are not aware of any third party that may have ownership or forest rights with respect to the Concerned Land Lots or any third party that has asserted or threatened to assert any such rights. If any third party is identified by the judicial authorities as having ownership or forest rights with respect to the Concerned Land Lots and the forest trees thereon, Fujian QJ may be unable to enforce any forest rights thereof and may therefore not be able to continue operating the Concerned Land Lots or deriving any incomes therefrom, as a result of which the business, financial condition and results of operations of the Group could be materially adversely affected.

We did not conduct asset appraisal with respect to part of the forest land lots underlying the forests rights the Transferors transferred to us as required by applicable PRC laws and regulations.

According to the Regulations on the Transfer of Forest Resources in Fujian Province of PRC (the “Transfer of Forest Resources Regulations in Fujian”) which was approved by the Standing Committee of the Fujian People’s Congress on July 30, 1997 with the latest amendment taking effect on July 30, 2010, asset appraisal shall be made where the collectively-owned forest resources are transferred by auction, bidding, agreement or in any other manners, failing which the competent authority shall not issue certificate confirming such transfer and the responsible person may be subject to penalties.

Of the 7,212,000 square meters of tea gardens operated by our PRC Subsidiaries, we did not conduct asset appraisal with respect to approximately 5,644,659 square meters of tea gardens as required by the Transfer of Forest Resources Regulations in Fujian, because of which we may be unable to obtain the forest rights certificates in relation to such tea gardens and our responsible person may be subject to penalties.

We did not conduct the fire safety completion inspection and acceptance procedures under applicable PRC laws and regulations.

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People’s Congress, or the SCNPC on April 29, 1998, amended on October 28, 2008, April 23, 2019, and April 29, 2021, and effective on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project by the Ministry of Housing and Urban-Rural Development, which became effective on June 1, 2020 and was amended on August 21, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

We did not conduct the fire safety completion inspection and acceptance procedures after the construction of our production plant was completed as required by the PRC Fire Safety Law, as a result of which we may be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

We are dependent on our contractual management rights agreements with the village committees in respect of the cultivation of our tea leaves.

We work closely with the village committees and local workers for cultivating and harvesting our tea leaves. We have entered into contractual management rights agreements with the respective village committees in respect of the tea gardens where our tea trees are located at a fixed term of 30 years. The expiry dates of our contractual management rights are between 2041 to 2051. We cannot assure you that the respective village committees would renew such lease agreements with us upon expiry. In such events, if we are unable to conclude new Contractual Management Rights Agreements on commercially viable terms with the village committees for the suitable tea gardens, we may not be able to satisfy orders from our customers for our tea products, and accordingly, our business, financial condition and results of operations may be materially and adversely affected.

In the event any of our licenses or approvals are revoked, not renewed, or not extended, our business operations and financial condition may be materially and adversely affected.

In accordance with the applicable PRC laws and regulations, we are required to obtain licenses and permits for purposes of conducting our business, including but not limited to the business license, the food production license, and the food trade license. In the event any of our licenses and permits are revoked, not renewed, or not extended, we may not be able to carry on the business of food production and processing in mainland China. Our operations have not previously been materially affected due to revocation of our licenses or permits. However, we cannot assure you that any of the above circumstances will not occur in the future, which may materially and adversely affect our business operations, production, and financial performance. In addition, our customers may lose confidence in us, and we may face a decline in the number of orders for our products which in turn could materially and adversely affect our business, results of operations and financial condition.

The epidemic of COVID-19 could significantly affect our production, the demand for our products and our business.

The epidemic of COVID-19 since late 2019 has caused significant disruption to the PRC and world-wide economic activities. COVID-19 has spread to many countries and was declared a pandemic by the World Health Organization, resulting in actions from national and local governments that have significantly affected virtually all facets of the Chinese and global economies. From early 2020 through the end of 2022, the PRC government implemented enhanced screenings, quarantine requirements and travel restrictions in connection with the COVID-19 pandemic. We have been able to maintain our operations and minimize the impact of the pandemic on our business due to the measures we have put in place to manage the risks associated with COVID-19. The World Health Organization declared COVID-19 is no longer a global health emergency on May 5, 2023. As of the date of this annual report, our PRC Subsidiaries has resumed normal operations. The extent of the impact will depend on a number of factors, including the duration and severity of the pandemic, the macroeconomic impact of government measures to contain the spread of COVID-19 and related government stimulus measures. The PRC Subsidiaries’ operation may experience material disruption, which may materially and adversely affect their business, financial condition and results of operation.

We did not keep records in relation to the production of our tea products in accordance with applicable laws and regulations, which could lead to imposition of fines and penalties.

According to the Law of the People’s Republic of China on the Quality and Safety of Agricultural Products (the “Produce Safety Law”) promulgated on April 29, 2006 with the latest amendment made on September 2, 2022, agricultural products processing enterprises, specialized farmers’ cooperatives, and socialized agricultural service organizations are required to establish records (“Production Records”) relating to the production of agricultural products to faithfully record: (i) the names, sources, usage, and dosage of agricultural inputs used and dates of using and stopping using such agricultural inputs; (ii) the occurrence and prevention and control of animal epidemic diseases, crop diseases and insect pests; (iii) the dates of harvest, slaughter or fishing; records on the production of agricultural products shall be preserved for at least two years. The Produce Safety Law also provides that where an agricultural products processing enterprise, specialized farmers’ cooperative, or socialized agricultural service organization fails to establish or preserve the records in accordance with the provisions of the Produce Safety Law, or forges or alters the records, the agriculture and rural affairs department of the local government at or above the county level will order it to remediate within a specified period, failing which may result in imposition of a fine of not less than RMB2,000 but not more than RMB20,000.

Since we are engaged in processing tea products which are classified as agricultural products under the Produce Safety Law, we are required to keep Production Records. However, because we did not previously establish proper Production Records in relation to the production of our tea products in accordance with the Produce Safety Law, we may be ordered by the competent authority to remediate within a specified period and may be subject to a fine of not less than RMB2,000 but not more than RMB20,000.

Our non-compliance with the laws and regulations in respect of the facility agricultural land parcel we lease from the relevant village committee for tea production purposes could lead to imposition of fines and penalties.

According to the Notice of the Ministry of Land and Resources and the Ministry of Agriculture on Further Supporting the Healthy Development of Facility Agriculture (the “2014 Notice’’) promulgated on and effective since September 29, 2014, the facility agricultural land (which is defined as the agricultural land that is directly used for the production facilities, ancillary facilities and supporting facilities served in agricultural production) is governed by the 2014 Notice. The 2014 Notice provides that since facility agricultural lands’ nature belongs to agricultural land, it is administrated in accordance with the administration of agricultural land and no examination and approval procedures for the conversion of agricultural land is required. When the land concerned no longer functions as facility agricultural land, the grantor shall reclaim the land in accordance with relevant regulations, and the occupied cultivated land shall be reclaimed as cultivated land. On December 17, 2019, the Ministry of Natural Resources and the Ministry of Agriculture and Rural Affairs promulgated the Notice of the Ministry of Natural Resources and the Ministry of Agriculture and Rural Affairs on Issues Related to the Management of Facility Agricultural Land Management (the “2019 Notice’’), which abolished and replaced the 2014 Notice. The 2019 Notice stipulates that facility agricultural land includes facility land directly used for crop planting, livestock, and poultry aquaculture in agricultural production.

We lease one facility agricultural land parcel of approximately 2,267.98 square meters at Houlong Village from the Houlong village committee for tea production purposes, with the lease term beginning on February 1, 2015, and ending on January 31, 2035.

We operate our automatic production facilities to process our tea products on the above-mentioned facility agricultural land parcel, which may be found by competent authority exceeding the permitted use of the facility agricultural land as required under the 2019 Notice. The competent authority therefore may order us to remediate, halt production and impose fines on us, which could materially and adversely affect our business, results of operations and financial condition.

If the buildings we use for our production are identified as illegal buildings due to violation of applicable laws and regulations, our business and operations could be materially affected.

According to the Land Administration Law of the PRC (the “Land Administration Law”), which was promulgated by the SCNPC on June 25, 1986, effective since January 1987 and was last amended on August 26, 2019, the state implements a land-use control system. The state formulates the general plan for land use, specifies the land use, and divides the land into agricultural land, construction land and unused land. Agricultural land refers to the land directly used for agricultural production, including cultivated land, forest land, and grassland. Construction land refers to land on which buildings and structures are constructed. If any construction involves occupation of agricultural land, the statutory procedures shall be completed for conversion of the agricultural land into construction land before commencing the construction, failing which the competent authority may order to dismantle the buildings or other facilities illegally built on the land, and a fine may be imposed.

It is required under the PRC law to obtain relevant permits from different authorities before commencing the construction of a building. The required permits include, inter alia, a Land Use Certificate, a Planning Permit of Land for Construction Use, a Planning Permit of Construction Project, and a Commencement Permit of Construction Project. After the completion of construction, an examination of completion by the experts must be organized and the construction enterprise must submit an application to the competent government department at or above county level where the project is located for examination upon completion of building for filing purposes. Further, pursuant to relevant PRC laws and regulations, the premises title certificate is the only legal certificate by which the owner legally has the ownership in respect of the building and thereby exercises rights to possess, utilize, profit from and dispose of the premises.

According to the Urban and Rural Planning Law of the People’s Republic of China, if a rural construction planning permit is not obtained in accordance with the law or construction is not carried out in accordance with the provisions of the rural construction planning permit, the township or town people’s government shall order the construction to stop and make corrections within a time limit.

The buildings we use for our production are constructed on the facility agricultural land which is deemed as agricultural land under the Land Administration Law and title certificates will not be issued with respect to constructions on the facility agricultural land under the PRC laws. According to the 2014 Notice and the 2019 Notice, the permitted use of facility agricultural land does not require the conversion of the agricultural land into construction land according to the Land Administration Law or permissions such as the Planning Permit of Land for Construction Use, the Planning Permit of Construction Project, or the Commencement Permit of Construction Project before construction. Nevertheless, If the buildings we thus constructed exceed the permitted use of the facility agricultural land according to the 2014 Notice and the 2019 Notice, such buildings may be identified as illegal buildings, and the competent authority may order us to dismantle the buildings and impose fines on us, which could materially and adversely affect our business, results of operations and financial condition.

Our non-compliances with the labelling requirements under applicable laws and regulations could lead to imposition of fines and penalties.

According to the Food Safety Law of the PRC (the “PRC Food Safety Law”), which took effect on February 28, 2009 and was last amended on April 29, 2021, the packages of pre-packed food shall indicate the name, address and contact of the manufacturer, the expiry date, the production permit code, etc., failing which the manufacturers or entities engaged in sale of such food may be subject to penalties including but not limited to confiscation of relevant income, the food produced, the tools, equipment, raw materials, and other items used for illegal production or trade, suspension of business, revocation of permits and imposition of fines not less than RMB5,000 but not more than RMB50,000 if the goods value of the food illegally produced is less than RMB10,000 or a fine of not less than five times but not more than ten times the goods value if the goods value is no less than RMB10,000.

Fujian MDH is engaged in sale of refined tea and also produced refined tea before the expiration of its food production license. However, the packages of the products sold or produced by Fujian MDH fail to indicate the above-mentioned information as required by the PRC Food Safety Law, as a result of which we may be subject to penalties including but not limited to confiscation of relevant income, the food produced, the tools, equipment, raw materials, and other items used for illegal production or trade, imposition of fines up to ten times the value of goods such produced or sold, suspension of business, and revocation of permits.

While as of the date of this annual report, Fujian MDH has not been punished for the above-mentioned non-compliance nor have Fujian MDH received any notice from competent authority that any penalties are likely to be imposed, it is still likely that competent authorities may impose penalties on Fujian MDH with respect to its non-compliance with applicable labelling requirements, with the anticipated fines Fujian MDH may be subject to ranging from RMB5,000 to ten times the value of goods such produced or sold.

On March 7, 2023, Fujian MDH obtained a new food production license, which remains valid from March 7, 2023, to March 6, 2028. The company has now come into compliance with the applicable labelling requirements of the PRC Food Safety Law.

Our non-compliance with applicable PRC tax laws and regulations could lead to imposition of fines and penalties.

We conduct our core business in China, and we are subject to the PRC tax laws and regulations. The PRC Invoice Management Measures approved by the PRC State Council on December 12, 1993 with the latest amendment taking effect on July 20, 2023 provide that any entity or individual that receives payment by selling goods, providing service or engaging in other business activities shall provide the payers with an invoice representing the transaction amounts, failing which such entity or individual may be subject to orders by competent tax authorities for rectification, fines of not more than RMB10,000, and confiscation of any illegal gains.

We did not provide invoices for part of our customers who did not require any invoice from us, with the transaction amount we received without issuing invoices at about RMB147,679,894, RMB165,142,424 and RMB99,341,621 respectively in 2022, 2023 and 2024, which conflicts with the requirements   under the PRC Invoice Management Measures. We may therefore be subject to orders by competent tax authorities for rectification, fines of not more than RMB10,000, and confiscation of any illegal gains.

According to the PRC Tax Collection Administration Law which was promulgated by the SCNPC on September 4, 1992 with the latest amendment taking effect on April 24, 2015, where a taxpayer does not file tax returns, or does not pay or underpays the taxes payable, the tax authority shall pursue the payment of the taxes unpaid or underpaid and the late fee, and impose a fine ranging from 50% to five times of the taxes unpaid or underpaid and the taxpayer may even be subject to criminal punishment in serious cases. While we believe that we have filed the tax returns in compliance with the PRC Tax Collection Administration Law and other applicable PRC tax laws and regulations, we cannot assure you that the PRC tax authority would not determine that we failed to file the tax returns in compliance with the applicable PRC tax laws and regulations and we shall be subject to penalties such as payment of taxes unpaid, late fee and imposition of fines ranging from 50% to five times of the taxes unpaid or underpaid, which could adversely affect our business, financial condition and results of operations, as well as our reputation. In addition, further adjustments or changes to PRC tax laws and regulations, together with any uncertainty resulting therefrom, could also have an adverse effect on our business, financial condition and results of operations.

Our non-compliances with social insurance and housing provident fund contribution laws and regulations in the PRC could lead to imposition of fines and penalties.

We conduct our core business in China, and we are required by the PRC labor laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing provident fund, to designated government agencies for the benefit of our employees.

In October 2010, the SCNPC promulgated the Social Insurance Law of PRC (the “PRC Social Insurance Law”), effective on July 1, 2011, and amended it on December 29, 2018. According to the PRC Social Insurance Law, employers shall make full contributions to the social insurance fund in a timely manner, failing which the employers may be ordered by the competent authority to make full payments within a prescribed period, and the employers may also be subject to late payment fees and fines in an amount more than the outstanding fees but not exceeding three times the outstanding fees.

On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund (the “PRC Housing Provident Fund Regulations”), which was amended on March 24, 2002, and March 24, 2019. Pursuant to the PRC Housing Provident Fund Regulations, employers shall make full contributions to the housing provident fund in a timely manner, failing which the competent authority may order the employers to make full payments for the housing provident fund within a prescribed period, otherwise the competent authority may apply to the court for enforcement.

On May 30, 2003, the Ministry of Labor and Social Security (dissolved) issued the Opinions of the Ministry of Labor and Social Security on Several Matters in Relation to Employment of Part-Time Workers, which provide that an employer shall make contributions to the work-related injury insurance fund for part-time workers. According to the Regulation on Work-Related Injury Insurance which was promulgated by the State Council on April 27, 2003 with the latest amendment taking effect on January 1, 2011, if an employer fails to make contributions to the work-related injury insurance fund in compliance with applicable laws and regulations, it may be ordered by the competent authority to make full payments within a prescribed period, and the employers may also be subject to late payment fees at the rate of 0.05% of the outstanding amount per day and fines in an amount more than the outstanding fees but not exceeding three times the outstanding fees.

We have not previously made full contributions to the social insurance fund and the housing provident funds for our employees in compliance with the provisions of the Social Insurance Law and the Administrative Regulations on Housing Provident Funds of the PRC, and we also did not make any contribution to the social insurance fund and the housing provident funds for some of our employees in compliance with applicable PRC laws and regulations, as a result of which we may be subject to orders by competent labor authorities for rectification, late payment fees, fines up to three times the outstanding fees and/or other penalties. As of the date of this annual report, we are still not in compliance with such funding requirements and the approximate amount of the shortfalls in the Company’s required contributions is US$150,000 (RMB 1.08 million).

Furthermore, we cannot assure you that our employees who have consented to not contribute to the social insurance fund or the housing provident fund will not lodge complaints with the relevant authorities against us in respect of our failure to make contribution to the social insurance fund or the housing provident fund or initiate a claim against or disputes with us.

If the relevant authorities impose any fine or penalty on us for our non-compliance, or demand that we take any remedial steps which may lead to the incurrence of substantial expenses, our financial condition and results may be materially and adversely affected. In addition, in the event that the relevant authorities later strengthen the enforcement of the relevant laws and regulations on social insurance and housing provident funds in respect of the enterprises within its jurisdiction and accordingly considers it necessary to make retrospective contribution to social insurance and housing provident fund contributions, or if provisions are required to be made, the amount of which may be significant, our business, financial condition and results of operation may be materially and adversely affected.

Our management team has limited public company experience.

Our management team has limited public company experience. We have never operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other Company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

We are dependent on our key management personnel.

Our future business performance and implementation of our expansion plans are dependent, to a substantial extent, on the continuous contributions of our executive directors and senior management. In particular, Mr. Dezhi Liu, who is our Chief Executive Officer and Chairman of the Board of Directors, has over eight years of experience in tea industry. We expect that our executive directors and senior management team will continue to play an important role in the future growth and success of our business. However, there is no assurance that we will be able to continue to attract and retain the service of our business leaders. If any of our executive directors or senior management terminates his or her service agreement with us and we are unable to find a suitable replacement in a timely manner, or at all, our business operations and implementation of our future plans may be adversely affected.

We may be exposed to credit risks resulting from delays and/or defaults in payments by our customers which would adversely affect our business, financial condition, and results of operations.

We typically offer our customers a credit period of 60 days after the product delivery date to our customers and are therefore subject to credit risks of our customers. Our liquidity depends on our customers making prompt payments to us.

As of December 31, 2023 and 2024, our trade receivables amounted to approximately US$0.94 million (RMB 6.6 million) and US$0.68 million (RMB 5.0 million), respectively, and our trade receivables turnover days were 13.6 days and 19.65 days, respectively. We have not previously recorded any impairment loss on trade receivables.

If our customers delay or default in their payments to us, we may have to make impairment provisions and write-off the relevant receivables. This in turn may materially and adversely affect our business, financial condition, and results of operation.

We may not be able to adequately protect our intellectual property and knowhow, which could materially and adversely affect our business.

We believe that our current intellectual property rights provide protection to our business and are necessary for our operations. However, there can be no assurance that our intellectual property rights will adequately protect our intellectual property, we will be able to detect breaches of our intellectual property rights, our intellectual property rights will not be challenged by third parties or found to be invalid or unenforceable, or our intellectual property rights will be effective in preventing third parties from utilizing similar business models, processes or brand names to offer similar products. For example, counterfeit products are potential threats to our trademarks, which could reduce demand for our products. We may also be subject to disputes, claims or litigation involving our intellectual property rights or third-party intellectual property rights and there may be claims that we infringe third-party intellectual property rights. Any of these could disrupt our business and divert our management’s attention from our operations. The costs associated with these types of disputes, claims or litigation may be substantial and could have a material adverse effect on our brand image, business, financial condition, results of operations and prospects.

We may not be able to identify and prevent fraud or other misconduct committed by our employees, customers or other third parties.

We are exposed to fraud or other misconduct committed by our employees, customers or other third parties, which could subject us to financial losses, third party claims, regulatory investigations, or reputational damages. Despite our internal control measures in place, we cannot assure you that our internal control policies and procedures are sufficient to prevent, or that we could properly manage the conduct of our employees or customers, or that we can otherwise fully detect or deter, all incidents of fraud, legal, tax or other regulatory non-compliance, violations of relevant laws and regulations and other misconduct. Any such conduct committed by our employees, customers or other third parties could have an adverse effect on our reputation, business, financial condition, and results of operations. Improvements to our risk management and internal control systems may not be adequate or effective. We have designed and implemented risk management and internal control systems consisting of relevant organizational framework policies and procedures, financial reporting procedures and processes, compliance rules and policies and risk management measures that we believe are appropriate for our business operations. We seek to continue to improve our risk management and internal control systems from time to time. However, we cannot assure you that our risk management and internal control systems will be sufficiently effective in ensuring, among other things, the accurate reporting of financial results and in preventing fraud. Since our risk management and internal control systems depend on implementation by our employees, we cannot assure you that our employees are sufficiently trained to implement the systems or that their implementation will not involve any human error or mistake. If we fail to timely update, implement and modify or fail to deploy sufficient human resources, as applicable, our risk management policies and procedures, our business, financial condition and results could be materially and adversely affected.

Personal injuries, damage to property or fatal accidents may occur in our production facilities.

We use machineries and equipment in our production processes such as cutting equipment, heating equipment and wilting equipment, which are potentially dangerous and may cause industrial accidents and personal injuries to our employees. In addition, our employees may violate safety measures or other related rules and regulations, which may cause industrial accidents. We are also subject to claims and legal proceedings and may be liable for medical expenses, fines, penalties, and other payments resulting from any accidents and personal injuries caused to the local workers employed by the tea garden managers. We have not previously had any incidents, claims or complaints which had materially and adversely affected our operations.

However, we cannot guarantee that we will not encounter significant cost, legal or regulatory liabilities as a result of personal injury of our employees or local workers employed by the tea garden managers in the future.

Any significant accident could interrupt production and result in personal injuries, damages to properties, fatal accidents, and legal and regulatory liabilities. In addition, potential industrial accidents leading to significant property loss or personal injury may subject us to claims and legal proceedings, and we may be liable for medical expenses and other payments to employees, local workers employed by the tea garden managers and their families as well as fines or penalties. As a result, our reputation, brand, business, results of operations and financial condition may be materially and adversely affected.

Our insurance coverage may not be adequate to cover all of the risks and we may be subject to product liability.

We maintain insurance policies for our production plant, machinery and inventory against physical loss or damages arising from natural hazards or accidents in relation to our operations in mainland China. However, we do not maintain insurance policies against interruptions to business operations or maintain third-party liability insurance against claims for environmental liabilities. If there were to be any interruptions to business operations or third-party liability claims with respect to which we are not covered by insurance or our insurance coverage is inadequate, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The work-related injury insurance policies we maintain for our part-time employees may not be adequate to cover all of the risks and we may be subject to work-related injury liabilities.

We maintain commercial insurance policies against work-related injuries for our part-time employees in mainland China. However, such insurance policies we maintain may not be adequate to cover all of the risks and liabilities we may be responsible for any work-related injuries, and we will be responsible for the outstanding damages not covered by our insurance policies, in which case substantial expenses may be incurred and our business, financial condition, results of operations and prospects could be materially and adversely affected.

RISKS RELATED TO THE TEA INDUSTRY

The tea industry that we operate in is fragmented with a large number of players.

We compete with a number of existing mainland China domestic and international tea manufacturers, as well as potential new entrants to the market. Some of our competitors may have, in comparison to us, lower costs of operation, greater expertise and more extensive technical capabilities, greater resources to invest in product development and customer support, longer operating history, greater pricing flexibility and name recognition, larger customer bases and/or stronger technical and professional teams. In addition, more specialized manufacturers with greater financial resources may enter our market in the future. Our ability to compete successfully in the industry depends on various factors, including our reputation, brands’ image, high quality products, vertically integrated business model and strong relationships with our customers. We cannot assure you that we will be able to compete effectively against current and future competitors. Intensified competition may result in price reduction of our products, a decrease in our profit margins, loss of market share and increased difficulty in market penetration, which may have a material and adverse effect on our business, prospects, financial condition, and results of operation.

If the tea industry does not grow at a rate as we expect, or at all, or if we fail to keep pace with consumer preferences and demands, our business, results of operation and financial condition may be adversely affected.

Our growth depends, to a significant extent, on the continued growth in the tea industry and the demand for our products, including our primarily-processed white tea and black tea. Any downturn of the tea industry or future reduced demand may materially and adversely affect our sales and profitability. Furthermore, we are subject to the changing consumer preferences and demands. If there is a change in market preference or if we fail to keep pace with these changes, we may not be able to achieve the growth as expected and our business and financial condition may be adversely affected.

The tea products in mainland China could face competition from substitute products such as other beverage products.

The tea industry in mainland China may experience relatively slower growth in the future due to market saturation and competition from other beverage products that may be viewed by consumers as substitutes for, or alternatives to, our tea products, which may impact upon the size and growth of the market for primarily- processed tea and other tea products. The steady growth in the tea industry in recent years in mainland China should not be used as an indicator for our future growth. We cannot assure you that the tea markets in mainland China will be able to continue the rapid growth rate they experienced for the past several years or will be able to maintain the steady growth we expect. If these markets do not grow as we expect, our sales volume, sales revenue and profitability may be adversely affected.

Consumer concerns about the safety and quality of tea products may adversely affect the sales of our products and our financial performance.

Consumer demand may be affected by factors such as negative publicity resulting from the publication of industry findings, research reports or health concerns concerning food safety of products produced in the tea industry or mainland China in general. Adverse publicity and news about the safety and quality of domestically produced food products and counterfeiting and imitation of food products are widespread practices in mainland China. Although we have not previously been affected by any material safety or quality concerns on our tea products or any actual or alleged counterfeiting or imitation of tea products, we cannot assure you that these events will not occur in the future. Such complaints and negative publicity, regardless of their merits, may lead to a loss of consumer confidence, reduction in the demand for our products, and consequently our business operations, financial performance and prospects may be adversely affected.

Changes in existing food safety laws may expose us to additional costs for compliance and affect our business operations.

As a manufacturer of agricultural products intended for direct human consumption, we are subject to extensive governmental laws and regulations in relation to food safety in the PRC. For instance, the food safety laws in the PRC require enterprises engaged in the production and sale of food to obtain permits, failing which the Company may be subject to penalties including but not limited to confiscation of illegal income, the food illegally produced or dealt in, and the tools, equipment, raw materials, and other items used for illegal production or trade, imposition of fines not less than RMB100,000 but not more than RMB150,000 if the goods value of the food illegally produced or dealt in is less than RMB10,000 or a fine of not less than 15 times but not more than 30 times of the goods value if the goods value is RMB10,000 or above, revocation of food production licenses and, in more extreme cases, criminal proceedings may be initiated against the management.

Our previous food production license obtained by Fujian MDH expired in June 2022 and consequently, refined tea has not been produced by Fujian MDH thereafter. On March 7, 2023, Fujian MDH has obtained a new food production license, which remains valid from March 7, 2023, to March 6, 2028. Fujian MDH is currently producing refined tea after obtaining the renewed food production license. However, failure to obtain or renew such licenses, or comply with food safety laws in the PRC may result in fines based on the related goods’ value, suspension of operations, loss of food production or operation licenses and, in more extreme cases, criminal proceedings against us and our management pursuant to the PRC Food Safety Law and other applicable laws and regulations. Any of these events may have an adverse impact on our production, business, results of operations and financial condition.

There can be no assurance that the PRC government will not impose additional or stricter laws or regulations on food safety in the future, providing for stricter and more comprehensive monitoring and regulation of food manufacturers in areas including, but not limited to, food production and distribution, which may lead to an increase in our costs of complying with such regulations. We may be unable to pass these additional costs on to our customers, which may result in an adverse effect on our results of operations.

The tea gardens we operate are in mainland China and the land lots where such tea gardens are situated are subject to significant PRC regulations. Regulatory changes may adversely affect such tea gardens, our forest rights, and our business, financial condition, and results of operations.

Currently all of the tea gardens we operate are in mainland China and are subject to significant regulation, particularly with respect to our contractual management rights, which consist of the forest rights.

Our contractual management rights are critical to our operations as we must acquire the rights from the village committees in order to harvest the tea leaves from the tea gardens. In mainland China, all land lots are owned by the State or under the collective ownership of village farmers, but the forest rights of the land lots thereon can be transferred or leased to entities or individuals in accordance with PRC laws and regulations. Our forest rights were obtained from the village committees who own the land lots or were provided with the forest rights. We do not own title to the land lots but rather usage right of the land lots. The contractual management rights we obtained pursuant to our contractual management rights agreements have a term of 30 years. There is no assurance that we can renew our existing contractual management rights agreements upon expiry, or that we will always obtain or maintain our contractual management rights due to the continued development of PRC forestry policies. Without contractual management rights, we will not be able to cultivate and harvest the tea leaves from the tea gardens situated on the land lots.

In addition to our contractual management rights, all of our operations are subject to different national, provincial and local government policies and regulations. Significant regulatory changes in the PRC, including but not limited to, changes in applicable environmental legislation and regulations, tax policies, or any conditions attached to any of our certificates, permits or licenses may have a material adverse effect on our business, financial condition, and results of operations.

RISKS RELATED TO OUR CORPORATE STRUCTURE

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We have been advised by Conyers Dill & Pearman, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Our amended and restated articles of association contain a provision by which our shareholders agrees to waive any claim or right of action that they may have, both individually or by or in the right of our Company, against any director on account of any action taken by such director, or the failure of such director to take any action in the performance of his or her duties with or for our Company, except such waiver shall not extend to any matter in respect of any fraud, willful default or dishonesty which may attach to such director.

Section 166(2) of our amended and restated articles of association states that our members (i.e., our shareholders) agrees to waive any claim or right of action that they might have, whether individually or by or in the right of our Company, against any director on account of any action taken by such director, or the failure of such director to take any action in the performance of his or her duties with or for our Company, except such waiver shall not extend to any matter in respect of any fraud, willful default or dishonesty which may attach to such director. Accordingly, shareholders may face difficulties or an outright prohibition on bringing claims or rights of action against any director or multiple directors absent a showing of fraud, willful default or dishonesty of such director or directors.

The Company takes no position as to whether such provision in our amended and restated articles of association are enforceable under U.S. state or federal law, including but not limited to the Securities Act or the Exchange Act. Such provision in our amended and restated articles of association may discourage shareholders, including other individual shareholders and institutional shareholders, from bringing or attempting to bring claims or suits against any, multiple or all of our directors, which may discourage other individuals or institutions to invest in our Company and therefore may negatively impact the price of our Ordinary Shares.

The Commission has taken the position that waivers of compliance with provisions of federal securities laws, including the Securities Act or the Exchange Act, are against public policy and therefore void as a matter of federal law. Accordingly, there is uncertainty if and how a U.S. state or federal court may interpret the provision in our amended and restated articles of association that purports to waive certain or most claims or rights of action against our director. Such uncertainty may also discourage other individuals or institutions to invest in our Company and therefore may negatively impact the price of our Ordinary Shares.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act of the Cayman Islands (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

United States civil liabilities and certain judgments obtained against us by our shareholders may be unenforceable.

We are a Cayman Islands exempted company and substantially all our assets are located outside of the United States. In addition, three of our directors are Chinese nationals who reside in either mainland China or Singapore, as is our Chief Financial officer Bangjie Hu. One of our directors, Swee Leng Seng, is a citizen and resident of Singapore, and only one of our directors, Kenneth Kei Biu Cheng, is a U.S. citizen and resident. A substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States based on agreements to which we are a party and under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personal judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

RISKS RELATED TO DOING BUSINESS IN CHINA

The operational and legal risks associated with being based in and having operations in China would also apply to any operations in Hong Kong and Macau, which are governed by the applicable basic law and operate under difference sets of laws from mainland China, except for laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong or Macau.

Because we conduct all of our operations in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.”

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. In particular, the Chinese government may exert more control over offerings conducted overseas and foreign investment in mainland China-based issuers, which could result in a material change in our operations and the value of the Ordinary Shares being registered.

As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavourably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected, and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Changes in China’s economic, political, or social conditions or government policies and the current tensions in international economic relations could have an adverse effect on our business and operations.

All of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic, and social conditions in mainland China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, foreign exchange control, allocation of resources, evolving regulatory system and a lack of sufficient transparency in the regulatory process.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on China’s overall economic growth. Such changes could adversely affect our business and operating results and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in Mainland China could adversely affect us and limit the legal protections available to you and us.

Our operating subsidiary is incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation, and trade. As the significant part of our business is conducted in mainland China, our operations are principally governed by PRC laws and regulations. However, since the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. Uncertainties due to evolving laws and regulations could also impede the ability of a mainland China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in mainland China. In the absence of required permits or licenses, governmental authorities could impose material sanctions and penalties on us. In addition, some regulatory requirements issued by certain the PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not publicly published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political, and societal goals. The PRC government has published new policies that significantly affect certain industries such as the agricultural industry, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in mainland China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our ordinary shares, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares.

The PRC government has significant authority to exert significant oversight and control over our operations in mainland China. Therefore, uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the Ordinary Shares, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the Ordinary Shares to significantly decline in value or become worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

The economic, political and social conditions in the PRC differ from other countries in certain respects, including structure, government involvement, level of development, growth rate, foreign exchange control, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our ability to successfully expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our future products in the Chinese market and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	changes in political or social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our control. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares.

The CSRC may exert more oversight and control over offerings that are conducted overseas and in foreign investment in China-based issuers. Additional compliance procedures may be required in connection with future securities offerings, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of mainland China-concept overseas listed companies, and laws and regulations in relation to cybersecurity and data privacy protection requirements and similar matters will be revised.

On February 17, 2023, the CSRC released the Trial Administrative Measures and relevant supporting guidelines, which came into force on March 31, 2023. The New Administrative Rules Regarding Overseas Listings regulate both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Administrative Measures, where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Trial Administrative Measures also require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On February 17, 2023, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the Overseas Offering Administration Notice, pursuant to which, on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas securities offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may arrange the timing for submitting their filing applications with the CSRC in a reasonable manner, and must complete the filing before the completion of their overseas securities offering and listing. Pursuant to the Trial Administrative Measures and the Overseas Offering Administration Notice, we were required to complete the filing procedures with the CSRC before completion of our initial public offering. We submitted the required filing to the CSRC on September 6, 2023. On January 24, 2024, we received the filing notice from the CSRC in relation to our overseas offering and listing, which indicates that we completed the required filing application procedures for our initial public offering.

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies and became effective on March 31, 2023. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing to be consistent with the Trial Administrative Measures. The revised Provisions provide, among others, that (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review. Any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since our business does not rely on the collection of user data or implicate cybersecurity and we do not possess more than one million users’ individual information, we believe that we were not subject to a cybersecurity review to issue our Ordinary Shares in our IPO or to list and trade of our Ordinary Shares on Nasdaq under the Measures for Cybersecurity Review (2021). There remains significant uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.

Furthermore, the PRC government authorities may further strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities and reduce the value of such securities.

As of the date of this annual report, we and our PRC subsidiaries have not been involved in any investigations on cybersecurity review initiated by the Cyber Administration of China or related governmental regulatory authorities and have not received any requirements to obtain permissions from any PRC authorities to issue our Ordinary Shares to foreign investors or were denied such permissions by any PRC authorities. We submitted the required filing relating to the IPO to the CSRC on September 6, 2023. On January 24, 2024, we received the filing notice from the CSRC in relation to our overseas offering and listing, which indicates that we have completed the required filing application procedures for the IPO. However, given the current PRC regulatory environment, it is uncertain when and whether we or our PRC Subsidiaries, will be required to obtain additional permissions from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

As of the date of this annual report, we believe we are in compliance with the above-mentioned regulations or policies that have been issued by the CAC and the CSRC in all material aspects. We have been closely monitoring regulatory developments in mainland China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. We believe we are and have been in compliance with all applicable regulations issued by the CSRC or other PRC governmental authorities. As of the date of this annual report, except for the potential uncertainties disclosed above, we have not received any inquiry, notice, warning, sanctions, or regulatory objection from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the further or additional approvals of the CSRC, the CAC or any other regulatory authority, beyond the approval we received on January 24, 2024 regarding the IPO, the future offering will be delayed until we have obtained the relevant approvals. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. If an approval was required while we inadvertently concluded that such approval was not required or if applicable laws and regulations or the interpretation of such were modified to require us to obtain any other governmental approval in addition to the CSRC filing in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and sanctions on our operations in mainland China, limit our ability to pay dividends outside of mainland China, limit our operations in mainland China, delay or restrict the repatriation of the proceeds from securities offerings into mainland China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for future securities offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

If, in relation to future offerings of our ordinary shares, we are unable to complete the required filing with the CSRC in a timely manner, our ability to raise capital through additional public offerings may be severely limited.

According to the New Administrative Rules Regarding Overseas Listings, a domestic enterprise in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedures with the CSRC in accordance with the Trial Administrative Measures. Where a domestic enterprise seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic enterprise seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities, filings shall be made with the CSRC within three working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to the CSRC within three working days after the occurrence and public disclosure of such event. Pursuant to the Trial Administrative Measures, if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed an indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is attributed to domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC.

According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trail Measures (i.e. March 31, 2023) shall be deemed as the Existing Issuers. Although Existing Issuers are not required to complete the filing procedures immediately, Existing Issuers shall be required to file with the CSRC for any subsequent offerings. Should we seek to raise additional capital through future offerings of our ordinary shares, however, we cannot assure you that we will be able to obtain such approval or complete such filing for any future additional offerings. Any failure on our part to fully comply with new regulatory requirements in relation to a future public offering may significantly limit or completely hinder our ability to raise capital through additional public offerings.

Uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law, which may impose new burdens on us.

The PRC Foreign Investment Law, or the FIL, was enacted by the National People’s Congress of the PRC on March 15, 2019, and became effective on January 1, 2020. The FIL replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino- foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. This law has become the legal foundation for foreign investment in the PRC. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties exist with respect to interpretation and implementation of the FIL which may adversely impact on our corporate governance practices and increase our compliance costs. For instance, we might be required by governmental interpretations or implementing rules of the FIL to adjust the corporate governance of our PRC Subsidiaries in a five-year transition period. In addition, the FIL imposes information reporting requirements on foreign investors or foreign invested enterprises. Failure to take timely and appropriate measures to cope with any of these or other regulatory compliance requirements under the FIL may lead to rectification obligations, penalties, or other regulatory sanctions on us.

Failure of beneficial owners of our shares who are mainland China residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

The State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Regulation on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, and its appendices. These regulations require mainland China residents, including mainland China institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such mainland China residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the mainland China residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by mainland China individuals, share transfer or exchange, merger, division or other material event. In the event that a mainland China shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the mainland China subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its mainland China subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are mainland China residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to mainland China residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our company who are mainland China residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC Subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities.

On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

We cannot assure you that any or all of our shareholders that are subject to SAFE regulations have made, or will continue to make, required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all mainland China residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC Subsidiaries’ ability to distribute dividends to, or obtain foreign exchange denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations, and our ability to make distributions to you could be materially and adversely affected.

We may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a mainland China domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulations of loans and direct investment by offshore holding companies to mainland China entities may delay or prevent us from using the proceeds of any future securities offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in mainland China through our PRC Subsidiaries. We may make loans to our PRC subsidiaries, or we may make additional capital contributions to our subsidiary in mainland China. Any loans by us to our subsidiaries in mainland China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the PRC State Administration of Foreign Exchange, or SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. To date, we have not made any loans to our operating subsidiary in mainland China.

In March 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. On December 30, 2019, the State Administration of Foreign Exchange promulgated the “notice concerning the abolishment and invalidation of the terms of five normative documents on foreign exchange control and seven normative documents on foreign exchange control. SAFE further promulgated the Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effective on June 9, 2016 and, among other things, amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope, or to provide loans to persons other than affiliates, unless otherwise permitted under its business scope. SAFE Circular 19 and SAFE Circular 16 may limit our ability to transfer the net proceeds from future securities offerings to our PRC Subsidiaries and convert the net proceeds into RMB.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in the mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiaries or future capital contributions by us to our subsidiary in mainland China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC Subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from any future securities offerings and to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Restrictions under PRC law on our PRC Subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our revenues are earned by our PRC Subsidiaries. However, PRC regulations restrict the ability of our PRC Subsidiaries to make dividend and other payments to its offshore parent company. PRC legal permit payments of dividends by our PRC Subsidiaries only out of its accumulated after-tax profits, if any, determined in accordance with Mainland China accounting standards and regulations. Our PRC Subsidiaries are also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with Mainland China GAAP to a statutory general reserve fund until the amount in such fund reaches 50% of our PRC Subsidiaries’ registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC Subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. In addition, to the extent that our cash or/or other assets are held in our PRC subsidiaries or our Hong Kong subsidiary, we face a risk that the PRC government may impose new restrictions or limitations on, or may directly intervene to prevent, the transfer of such funds or assets outside of Mainland China or Hong Kong. In that event, our cash and assets, which are held primarily in our PRC Subsidiaries, may become unavailable to fund operations or for other uses outside of Mainland China or Hong Kong.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China.Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiaries in mainland China may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries to pay off its debt in a currency other than Renminbi owed to entities outside Mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

In light of the flood of capital outflows, the PRC government may from time to time impose more restrictive foreign exchange policies and increase scrutiny of major outbound capital movements. More restrictions and substantial vetting processes may be required by SAFE or other government authorities to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

PRC laws and regulations have more complex procedures for some acquisitions of Mainland China companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China.

PRC laws and regulations, such as the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, Anti-Monopoly Law of the PRC and the Rules of the PRC Ministry of Commerce, or the MOFCOM, on Implementation of the Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, established additional procedures and requirements that are expected to make merger and acquisition activities in Mainland China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change of control transaction in which a foreign investor takes control of a Mainland China domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where offshore companies established or controlled by Mainland China enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

According to these laws and regulations, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns, and for mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises that have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

We might grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our business and our profitability may be negatively affected by the rising labor costs and potential obligations to make additional contributions of social insurance premium and housing funds.

In recent years, labor costs in mainland China have continued to increase, driven by increased inflation, as well as enactment of new labor laws. As a result, we expect our labor costs, including wages and employee benefits, to continue to increase in the foreseeable future. Unless we are able to pass on these increased labor and benefit costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be adversely affected.

Pursuant to applicable PRC laws and regulations, our subsidiaries that are foreign investment enterprises in mainland China have to allocate at least 10% of its annual after-tax profits to a statutory general reserve fund until the amount in such fund reaches 50% of our mainland China subsidiary’s registered capital. As of the date of this annual report, our PRC Subsidiaries are still required to contribute to the statutory general reserve fund and these contributions are not expected to cease in the near term. The restricted amounts of our PRC Subsidiaries totaled $247,000 and $247,000 as of December 31, 2023 and 2024, respectively. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental contributions, and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected.

Under the PRC Enterprise Income Tax Law, we may be classified as a mainland China resident enterprise, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, as amended and effective in December 2018, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income.

In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of PRC-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprise on the Basis of De Facto Management Bodies, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, effective 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be considered as a mainland China tax resident enterprise by virtue of having its “de facto management body” in mainland China and will be subject to mainland China enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in mainland China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in mainland China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in mainland China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in mainland China. SAT Bulletin 45 specifies that when provided with a copy of a mainland China tax resident determination certificate from a resident mainland China controlled offshore incorporated enterprise, the payer should not withhold 10% income tax when paying the mainland China-sourced dividends, interest and royalties to mainland China controlled offshore incorporated enterprise.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by mainland China enterprises or mainland China enterprise groups and not those controlled by mainland China individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by mainland China enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain from previous years after January 1, 2008 shall be taxed in accordance with the enterprise income tax law and its implementing rules.

If the PRC tax authorities determine that we or any of our non-mainland China subsidiaries is a mainland China resident enterprise for mainland China enterprise income tax purposes, then we or any such non-mainland China subsidiary could be subject to mainland China tax at a rate of 25% on its world-wide income, which could materially affect our financial performance. In addition, we will also be subject to mainland China enterprise income tax reporting obligations.

If the PRC tax authorities determine that our company is a mainland China resident enterprise for mainland China enterprise income tax purposes, gains realized on the sale or other disposition of Ordinary Shares may be subject to mainland China tax, at a rate of 10% in the case of non-mainland China enterprises or 20% in the case of non-mainland China individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from mainland China sources. Any such tax may reduce the returns on your investment in our shares.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC Subsidiaries, and dividends payable by our PRC Subsidiaries to our offshore subsidiary may not qualify to enjoy certain treaty benefits.

Under the PRC Enterprise Income Tax Law and its implementation rules, the profits of a foreign- invested enterprise generated through operations, which are distributed to its immediate holding company outside mainland China, will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and mainland China, such rate may be reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the mainland China company. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the mainland China subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the SAT promulgated the Notice on Issues concerning “Beneficial Owner” in Tax Treaties in 2018, which limits the “beneficial owner” to a person who has the right to own and dispose of the income and the rights or properties generated from such income and sets forth certain detailed factors in determining “beneficial owner” status, such as being normally engaged in substantive operations.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties promulgated in 2015, which provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC Subsidiaries.

We face uncertainty with respect to indirect transfer of equity interests in the mainland China resident enterprises by their non-mainland China holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, as amended in 2017. Pursuant to this bulletin, an “indirect transfer” of assets, including equity interests in a mainland China resident enterprise, by non-mainland China resident enterprises may be re-characterized and treated as a direct transfer of mainland China taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “mainland China taxable assets” include assets attributed to an establishment in mainland China, immovable properties located in China, and equity investments in the mainland China resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-mainland China resident enterprise, would be subject to mainland China enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from mainland China taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in mainland China or if its income mainly derives from mainland China; whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the offshore shareholders, the business model and the organizational structure; the income tax payable abroad on the income from the indirect transfer of Chinese taxable assets; the substitutability of the transaction by direct transfer of mainland China taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a mainland China establishment, the resulting gain is to be included with the enterprise income tax filing of the mainland China establishment or place of business being transferred and would consequently be subject to mainland China enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties located in mainland China or to equity investments in a mainland China resident enterprise, which is not related to a mainland China establishment or place of business of a non-resident enterprise, a mainland China enterprise income tax of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of SAT Bulletin 7. We face uncertainties as to the reporting and other implications of certain past and future transactions where mainland China taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiary or investments. Our Company may be subject to filing obligations or taxed if we are the transferor in such transactions and may be subject to withholding obligations if our Company is the transferee in such transactions under SAT Bulletin 7. For transfer of shares in our Company by investors that are non-mainland China resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Fluctuation in the value of Renminbi may have a material adverse effect on the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or China, or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and costs are denominated in Renminbi, and substantially all of our financial assets are also denominated in Renminbi. Any significant depreciation of Renminbi may materially adversely affect the value of and any dividends payable on our shares in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from future securities offerings in the U.S. into Renminbi for our operations, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against Renminbi would have an adverse effect on the U.S. dollar amount available to us.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve such matters which could harm our business operations, stock price and reputation.

U.S. public companies that have substantially all of their operations in mainland China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected, and you could sustain a significant decline in the value of our stock.

Although the audit report included in this annual report was issued by PCAOB-registered auditors who are currently inspected by the PCAOB, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our Ordinary Shares may be delisted or prohibited from trading.

The audit report included in this annual report was issued by PKF Littlejohn LLP, a United Kingdom-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing PKF Littlejohn LLP in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. If we were to engage a different auditor in the future, we would engage an auditor that is U.S.-based and subject to full PCAOB inspection with all materials related to the audit of our financial statements accessible to the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. In such case, we will engage a new qualified and fully inspected auditor, which may result in us delaying or restating our financial statements.

The PCAOB is currently unable to conduct inspections in mainland China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in mainland China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq Capital Market of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting mainland China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCAA on December 2, 2020, and the HFCAA was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in mainland China-based issuers and summarizing enhanced disclosures the SEC recommends mainland China-based issuers make regarding such risks. On December 2, 2021, the SEC adopted final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq Capital Market or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) Mainland, because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of mainland China, because of a position taken by one or more authorities in Hong Kong. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a new Determination Report which: (1) vacated the December 16, 2021 Determination Report; and (2) concluded that the PCAOB has been able to conduct inspections and investigations completely in mainland China in 2022. The December 15, 2022 Determination Report cautions, however, that authorities in mainland China might take positions at any time that would prevent the PCAOB from continuing to inspect or investigate completely. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by an authority in mainland China, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Notwithstanding the foregoing, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in mainland China, it will make it difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures or quality of the financial statements, which would adversely affect us and our securities.

RISKS RELATED TO THE ORDINARY SHARES

The trading price of our Ordinary Shares has been and may continue to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. For instance, in December 2024, the trading price of our Ordinary Shares fluctuated between $1.37 and $56.01 per share, and the daily trading volume ranged from 43,800 to 27,579,700 shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. Volatility or a lack of positive performance in the price of our Ordinary Shares may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

The market price for the Ordinary Shares has been and may continue to be volatile.

The trading prices of the Ordinary Shares have been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of agricultural or other companies based in mainland China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of the Ordinary Shares.

In addition to the above factors, the price and trading volume of the Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our consumers or our industry;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

The trading market for the Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade the Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Ordinary Shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Ordinary Shares, the market price for the Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares is influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits and/or share premium; provided that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased the Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

The approval of the China Securities Regulatory Commission under the M&A Rules may be required in connection with any future securities offerings under PRC law.

The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of mainland China domestic companies and controlled by mainland China companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, we are not certain as to the interpretation and application of the regulations, and any future securities offerings may ultimately require approval from the CSRC under the M&A Rules. If CSRC approval is required under the M&A Rules, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for any future securities offerings would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

While the application of the M&A Rules remains unclear, we believe that the CSRC approval under the M&A Rules were not required for the listing and trading of our Ordinary Shares on the Nasdaq Capital Market in the context of our IPO, given that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this annual report are subject to this regulation; and

●	we are not controlled by mainland China companies or individuals.

However, our PRC legal counsel Jingtian & Gongcheng has advised us that no detailed interpretation has been published by competent government authority with respect to the M&A Rules in the context of an overseas offering and our opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for any future securities offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval. These sanctions may include fines and penalties on our operations in mainland China, limitations on our operating privileges in mainland China, delays in or restrictions on the repatriation of the proceeds from any future offering into mainland China, restrictions on or prohibition of the payments or remittance of dividends by our PRC Subsidiaries or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares.

We may need additional capital and may sell additional Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, our founders, Mr. Chun Sun Wong, Mr. Wai Kwong Fong and Dr. Deming Zhou, have beneficially own 52.52% of the total voting power of our issued and outstanding Ordinary Shares. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this annual report is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Capital Market corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Capital Market corporate governance requirements. Currently, we do follow home country practice with respect to certain aspects our corporate governance. Specifically, we have elected to follow home country practice in lieu of the shareholder approval rules in Nasdaq Rule 5635.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq Capital Market listing rules. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We have incurred and will continue to incur increased costs as a result of being a public company.

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

These rules and regulations increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. We have incurred and will continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we have appointed independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred and will continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Oriental Rise Holdings Limited was incorporated in the Cayman Islands with limited liability on January 25, 2019. Oriental Rise is currently not engaging in any active business and merely acting as a holding company.

Wisdom Navigation was organized in the British Virgin Islands on November 15, 2018. On February 25, 2019, the Company acquired Wisdom Navigation from our shareholders Mr. Wong and AFFLUENT KIND LIMITED for aggregate consideration of $100.00 and is a wholly owned subsidiary of Oriental Rise.

East Asia Enterprise was organized in Hong Kong on October 8, 2012, and is a wholly owned subsidiary of Wisdom Navigation.

Fujian MDH was organized as a limited company in mainland China on May 24, 2013, as our wholly foreign owned enterprise, or WFOE, and is a wholly owned subsidiary of East Asia Enterprise.

Fujian QJ was organized as a limited company in mainland China on May 26, 2008, and became our primary mainland China operating subsidiary, a wholly owned subsidiary of Fujian MDH, since July 16, 2013.

Our direct corporate predecessor Fujian MDH commenced production and sale of tea products in March 2014.

On September 27, 2023, we subdivided each of our the then issued and unissued ordinary shares of a par value of US$0.001 per share of the Company into 1.25 ordinary share of a par value of US$0.0008 per share of the Company, or the “Subdivision”. As a result of the Subdivision, the total of 16,000,000 issued and outstanding ordinary share of a par value of US$0.001 per share prior to the Subdivision became 20,000,000 issued and outstanding Ordinary Shares of a par value of US$0.0008 per share. The Company executed the Subdivision in response to a recent increase in the estimated valuation of the Company. Following the Subdivision, our existing shareholders maintained their relative ownership interest percentage in the Company. The Subdivision also changed the par value of the ordinary shares from US$0.001 per share to US$0.0008 per share, and the authorized share capital of the Company changed from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 per share to US$100,000 divided into 125,000,000 Ordinary Shares of a par value of US$0.0008 per share.

Initial Public Offering

On October 18, 2024, the Company closed its initial public offering (the “IPO”) of ordinary shares, par value $0.0008 per share (the “Shares”). The Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-274976), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on September 30, 2024. Under the terms of an underwriting agreement (the “Underwriting Agreement”) with U.S. Tiger Securities, Inc., as the representative of the underwriters named therein (the “Underwriters”), the Company sold a total of 1,750,000 Shares at an offering price of $4.00 per share for gross proceeds of $7,000,000. By letter dated October 21, 2024, the Underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the Offering.

Following the closing of the IPO and the issuance of the Over-allotment Shares, the Company has a total of 22,012,500 ordinary shares issued and outstanding.

Corporate Information

Our principal executive offices are located at No. 48 Xianyu Road, Shuangcheng Town, Zherong County, Ningde City, Fujian Province, mainland China. Our telephone number at this address is +86-13705285088. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands and is currently located at the office of Conyers Trust Company (Cayman) Limited, Cayman Islands, which may be changed from time to time at the discretion of directors. Our agent for service of process in the United States is The Crone Law Group P.C., 420 Lexington Avenue, Suite 2446, New York, NY 10170.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. The Company’s website is https://ir.mdhtea.cn/. The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

B. Business Overview

Overview

Oriental Rise was incorporated and registered on January 25, 2019, in the Cayman Islands as an exempted group with limited liability under the Companies Act, Cap. 22 of the Cayman Islands.

Acting through its subsidiaries, the Company is principally engaged in the business of planting, cultivating, processing, and selling primarily-processed tea. We currently produce and sell three categories of products: (i) primarily-processed white tea; (ii) primarily-processed black tea; and (iii) refined tea. “Primarily-processed tea” refers to fresh tea leaves that have been roughly processed by major steps including picking, wilting, drying, and grading. “Refined tea” refers to primarily-processed tea that undertook further processing steps including sifting, removal of branches and stalks, compressing, drying, and packaging.

Our business operations are vertically integrated, covering cultivation, processing of tea leaves, and the sale of tea products to tea business operators and end-user retail customers in mainland China. We believe our vertically integrated business model distinguishes us from other primarily-processed tea and refined tea suppliers in mainland China, most of which are mainly engaged in only distinct parts of the value chain of cultivation, processing, and sales of primarily-processed tea and refined tea.

The tea gardens we operate are located in Zherong County, Ningde City in Fujian Province of mainland China. As of the date of this annual report, we have contractual management and cultivation rights agreements with respect to approximately 7,212,000 square meters of tea gardens in Fujian Province.

Our PRC Subsidiaries commenced production and sales of tea in March 2014. Primarily-processed white tea is our leading product, accounting for approximately 82.4% and 74.8% of our total revenue for the years ended December 31, 2023 and 2024, respectively. Our internal observations indicate increasing consumer demand for white tea and favorable prospects for the white tea industry.

We believe the size and scale of the tea gardens we operate, the quality of our white tea product, and our quality control systems provide an exciting opportunity to service the blooming white tea market in mainland China.

Awards and Recognition

Our PRC subsidiary has been recognized in mainland China as a “Leading Enterprise in City-level Agricultural Industrialization” in Ningde City in Fujian Province from 2015 through 2020. In November 2020, our PRC subsidiary received the Zherong High Mountain White Tea Industry Demonstration Award by the Fujian Tea China Organizing Committee.

Ecological Advantages

We believe we are able to cultivate our tea leaves in an optimal ecological environment which greatly contributes to the quality of our tea. Zherong County, where the tea gardens we operate are located, has been recognized in mainland China as a “National-level Ecology and Civilization Construction Demonstration County” because of its high altitude and the mid-subtropical monsoon climate with year-round mild weather and abundant rainfall. As a result of these beneficial natural features, we believe our tea leaves to exhibit superior taste, smell and visual appearances. In addition, the soil in Zherong County is suitable for both white tea and black tea plantation as it has a rich content of organic matters and moderate hydrogen ion concentration. We believe the tea gardens we operate provide a significant competitive advantage given the limited geographic and ecological areas otherwise available for high quality tea cultivation in mainland China.

Health Advantages

We believe there is rising awareness in mainland China consumer market of the health and nutritional benefits of drinking white tea, including anti-bacterial and anti-oxidation properties, maintenance or improvement of blood pressure, blood sugar and blood fat levels, and improvement of the immune system. We also note strong support from the local government which has actively promoted the cultivation of white tea, including establishing demonstration sites for white tea gardens and the promotion of white tea cultural festivals.

Competitive Strengths

We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

●	Vertically integrated business model with cost effective operations. Our tea business operations are vertically integrated, covering cultivation, processing of tea leaves and the sale of primarily-processed tea and refined tea. Such vertically integrated business model distinguishes us from other tea product suppliers in mainland China, most of which are mainly engaged in part or parts of the value chain of cultivation, processing and sales of primarily-processed tea and refined tea. In addition to the cultivation and sale of primarily-processed tea, we also use our primarily-processed tea as raw materials to produce refined tea for sale in mainland China. We can ensure a stable supply of raw materials for our refined tea without relying on third-party suppliers. We believe that our vertically integrated operations allow us to reduce our business and operational risks and better monitor our cost to further enhance our anticipated profit margin.

●	Large scale, geographically focused production. In contrast to other competitors in mainland China tea industry, we are able to conduct large-scale production. We therefore enjoy the benefits of economies of scale and reduced operational costs. Our cost-effectiveness has been further improved by our introduction of mechanized operations to improve the efficiency of our production and save labor costs.

●	Strong internal quality control systems. We put strong emphasis on the quality of our primarily-processed tea and refined tea and have established stringent quality control system to ensure the safety and quality of our tea products. We inspect our fresh tea leaves before and during the harvest seasons to ensure the quality. Any unqualified fresh tea leaves will not be processed. We have a patrol team to monitor the tea gardens on a daily basis to check the status of the tea gardens. We also have a tea garden management team to supervise and monitor tea planting work conducted by tea garden managers and their workers during tea harvest seasons to ensure the quality of the tea leaves harvested from the tea gardens. For primarily-processed tea, we have experienced staff to check their appearance, moisture and fragrance before the sale of our products to customers. For refined tea, our designated staff would check the appearance, moisture, color of tea soup, tastes and fragrance before sales. We also send samples of our refined tea products to local inspection organizations annually to monitor their quality, including the appearance, taste, fragrance, color of tea soup, contaminants and pesticide residue to guarantee the safety and the quality of our tea products.

●	Favorable location with preferred production climate and soil. We believe we cultivate tea leaves under optimal ecological environment conditions which helps to ensure the quality of our tea. The 7,212,000 square meters of tea gardens we operate are located in Zherong County, Ningde City in Fujian. Located at an altitude ranging from 650 to 1,000 meters with a mid-subtropical monsoon climate, the weather in Zherong County is generally humid with abundant rainfall, which historically has been favorable for commercial tea cultivation. In addition, the soil in Zherong County has a rich content of organic matters and moderate hydrogen ion concentration which is desirable for white tea and black tea production in mainland China. Considering the limited tea production area in mainland China, we believe the preferred location, climate and the soil of the tea gardens we operate give us a competitive edge in producing satisfactory tea products. With a conducive natural environment for tea plantation, we are able to cultivate fine-grade tea leaves, which can then be processed into high quality primarily-processed tea, especially white tea, with superior taste, smell and visual appearances which in turn generates greater retail prices.

●	Competent management team with experience and expertise in the tea industry in mainland China. Our success is attributable to the extensive experience and the commitment of our executive directors and senior management team. In particular, Mr. Dezhi Liu, who is our Chief Executive Officer and Chairman of the Board of Directors, has over eight years of experience in the tea industry. As our executive directors and senior management team have accumulated years of experiences and industry know-how on cultivation of white tea and black tea and the processing techniques and skills, we are able to produce primarily-processed tea and refined tea products with high quality and maintain our competitiveness in the industry.

Our Business Strategy

Our business objectives are to maintain sustainable growth in our business and strengthen our market position in the tea industry. We intend to achieve these by implementing the following strategies:

●	Expand tea gardens through acquisitions and increase our production volume. In recent years, we were unable to accommodate all purchase orders placed by our customers. We believe the availability of additional capital to purchase and upgrade supplemental tea gardens will be an effective and efficient strategy to increase production, sales, revenue and profit.

In addition, in recent years, we have elected to give order fulfillment priority to larger customers, which prevented us from undertaking purchase orders from some other customers. Accordingly, not only did we lose business opportunities, but our customers may also elect to purchase from our competitors who have more cultivation capacity. Such insufficiency in cultivation capacity is intensified by the rapid growth in demand for tea in mainland China.

●	Disciplined acquisition of management rights for tea gardens. When selecting tea gardens to be acquired, we adopt the following selection criteria to ensure the quality of the tea leaves to be planted in our new tea gardens:

1)	altitude of and climate at the location;

2)	soil conditions of the tea gardens;

3)	proximity to our existing operating tea gardens;

4)	variety and growth potential of the tea leaves to be harvested; and

5)	labor availability and costs.

As of the date of this annual report, we have entered into the contractual management rights agreements with respect to tea gardens of approximately 7,212,000 square meters. The volumes of fresh tea leaves that were harvested from such tea gardens were approximately 2,655.85 tons and 2,759.85 tons for years ended December 31, 2023 and 2024, respectively. As part of our expansion plan to increase our cultivation capacity, we have entered into, among others, agreements or letters of intent with various two (2) village committees in Huangbai Township, Zherong County. The Company expects that the contractual management rights for the related land lots will be progressively transferred to the Company between 2023 and 2025.

The total consideration for such acquisitions is approximately RMB87.6 million, which we intend to finance by ordinary cash flow from operations and the net proceeds from our IPO.

●	Construction of new production plant. The utilization rates of our production facilities for primarily-processed white tea had reached maximum capacity for each of the preceding two years. To maintain quality, fresh tea leaves need to be processed within a short period of time after they are harvested; when our processing facilities reach full capacity, valuable raw material tea leaves are not processed efficiently leading to lost sales and revenue opportunities. To ensure that we have the capacity to process our harvested tea, we intend to expand our production facilities by establishing a new production plant in Zherong Tea Industrial Zone, the initial phase of which is expected to have a gross floor area of approximately 9,783.0 square meters. The initial phase of the new production plant will be used for the production of primarily-processed white tea and refined tea and storage of our products. We have signed a letter of intent with the Management Committee of the Zherong Tea Industrial Zone, in which we indicated our intention to bid for the intended site for the new production plant. We estimate that the bidding price would be approximately US$5.0 million (RMB 33.70 million).

When assessing the options of the proposed location of the new production plant, we have taken into account the following factors:

●	The Zherong Tea Industrial Zone has comprehensive ancillary facilities, including housing for workers, transportation and utility supplies, which shall facilitate the daily operation of the new production plant;

●	Being located near the urban area and highway, the Zherong Tea Industrial Zone can be easily accessed by our potential customers; and

●	Relative ease of recruitment of potential workers from the urban area of Zherong County.

On February 17, 2023, the Group entered into a supplementary agreement with the village committee of Changguan Village, acquiring a tea garden encompassing 1,014mu (approximately 676,000 square meters). This was followed by another supplementary agreement with the village committee of Shakengli Village, acquiring an additional tea garden spanning 800mu (approximately 533,334 square meters). However, due to the current production facilities reaching their maximum capacity and to maintain the high quality of our products, the newly acquired tea gardens will not commence operations until the completion of a new production plant.

We believe that, after the anticipated acquisition of additional tea gardens, we will have a total estimated maximum annual cultivation capacity of approximately 2,728 tons of fresh tea leaves.

We further expect that the above tea gardens and addition land lots will attain a total estimated maximum annual cultivation capacity of approximately 2,941 tons of fresh tea leaves after the completion of tea garden improvement works.

The tea garden improvement works include soil improvement work to transform the sloped land-area into terraced-area to prevent erosion and increase absorbing capacity of the soil; and construction of improvements in the tea gardens to facilitate irrigation, daily operation as well as transportation.

We expect that, after the establishment and construction of the new production plant, an estimated annual processing capacity of approximately 1,456 tons of fresh tea leaves for primarily-processed white tea and an estimated annual production capacity of approximately 1,248 tons of refined tea will be added to our production capacity.

With the expanded cultivation and production capacity, we are confident that we can take advantage of incremental additional business opportunities and the anticipated growth in the demand for tea in mainland China.

●	Purchase of four automatic production lines for production of primarily-processed white tea. We have historically used machines and equipment which are manually operated by our employees for the production of primarily processed white tea. We intend to acquire four automatic production lines for production of primarily processed white tea at a total anticipated cost of US$0.73 million (RMB 4.90 million) using expected net proceeds from our IPO. The Company expects to utilize the additional four automatic production lines to be operated concurrently with the manually operated machines that currently in use.

Each of the automatic production lines for the production of primarily processed white tea consist of a stainless steel storage tank, a conveyor, a layer spreader, wilting light, drying machine and temperature and humidity control systems.

Since we intend to emphasize the quality of our tea products, we believe that the acquisition of the four production lines is crucial to the development of the Company, as (i) the increase in production efficiency brought by the automation, and (ii) the enhancement of quality of our tea products owing to the new functions of the advanced production lines will improve our competitiveness against other market participants.

●	Purchase of an automatic production line for production of refined tea. Apart from the purchase of four automatic production lines for primarily-processed tea noted above, we also plan to purchase an additional automatic production line for the production of our refined tea using a portion of the expected net proceeds from our IPO for a total anticipated cost of approximately US$0.6 million (RMB 4.5 million). Historically, our refined tea production has been conducted by hand or manually-operated machines. We expect the automated production line to be acquired for refined tea to replace the current processing methods for more efficient production and standardized quality of our refined tea products.

The automatic production line for the production of refined tea is composed of an assortment of sorting and screening elevators and conveyors, cleaning machines, packing and system control components.

We expect that, in contrast to manual processing or processing by manually-operated machines, the new automated production line shall have the following benefits:

●	Reduce the manual works involved in the production of refined tea so that our labor force can be re-allocated to other functions;

●	Increased safety and hygiene in our production environment; and

●	Enhanced efficiencies of impurity removal.

We believe that we will be able to boost the sales of our refined tea by promoting brand recognition and our planned investments in improved processing infrastructure.

Our Products

We are principally engaged in cultivation, processing of tea leaves and the sale of primarily-processed tea and refined tea through our PRC Subsidiaries. Our products sold can be broadly categorized into: (i) primarily-processed white tea and black tea; and (ii) refined tea. In recent periods, the average selling price of our tea products increase steadily. In Fujian, the average wholesale price of primarily- processed white tea increased at a year-on-year growth rate of 3% to 30% from 2019 to 2021 while the average wholesale price of primarily-processed black tea increased at a year-on-year growth rate of 1% to 5% over the same period. The growth rate of the price of a particular product may deviate by ±5% within the same grade.

Primarily-processed white tea

White tea is made from young leaves rich in white hair which confers the tea its name. It is a lightly fermented tea and its level of fermentation is approximately 5% to 10%. Our primarily-processed white tea are made from the tea buds and leaves of (i) Fuding Dabaicha tea trees and (ii) Fuding Dahaocha tea trees.

●	Fuding Dabaicha generally have yellow green leaves and fat buds before brewing. After brewing, the tea is clear and fragrant.

●	Fuding Dahaocha generally have big leaves and thick white hair before brewing. After brewing, the tea is bright with rich pekoe flavor.

Our primarily-processed white tea can be divided into four grades based on the number of tea buds and/or leaves of the raw materials. Details of which are set forth in the following table:

Raw materials	processed into	Primarily-processed white tea
Single tea bud		Premium-grade, which has the highest value among the four grades
One tea bud with one leaf		First-grade
One tea bud with two leaves		Second-grade
One tea bud with three or more leaves		Third-grade

Primarily-processed white tea is our most successful product in terms of sales revenue, sales of which constituted the largest component of our revenue and accounted for approximately 82.4% and 74.8% of our total revenue for the fiscal years ended December 31, 2023 and 2024, respectively.

Primarily-processed black tea

Black tea is a fully oxidized tea and has a stronger flavor than white tea. It is made from the tea buds and leaves of the tea shrub after the processes of wilting, rolling, oxidation and drying. Our primary-processed black tea is made from the tea buds and leaves of (i) Jin Guanyin tea trees, (ii) Huang Guanyin tea trees, and (iii) Jin Mu Dan tea trees.

●	Jin Guanyin generally has slender and curved leaves before brewing. After brewing, the tea is generally red and clear with a rich fragrance.

●	Huang Guanyin generally has thin and straight leaves before brewing. After brewing, the tea is bright and clear with a soft fragrance.

●	Jin Mu Dan generally has fat and thick leaves before brewing. After brewing, the tea is red and bright with a rich fragrance.

Similar to primarily-processed white tea, each type of primarily-processed black tea can be further divided into four grades based on the number of tea buds and/or leaves of raw materials. Details of which are set forth in the following table:

Raw materials	processed into	Primarily-processed black tea
Single tea bud		Premium-grade, which has the highest value among the four grades
One tea bud with one leaf		First-grade
One tea bud with two leaves		Second-grade
One tea bud with three or more leaves		Third-grade

Sales of primarily-processed black tea accounted for approximately 15.7% and 17.2% of our total revenue for the fiscal years ended December 31, 203 and 2024, respectively.

Refined tea

We first launched the production of refined tea in July 2014. To produce refined tea, the primarily-processed tea produced by our Company is further processed by sifting, winnowing, removal of branches and stalks, compressing drying and/or packaging.

Our refined white tea can be divided into four main types: (i) Bai Hao Yin Zhen); (ii) Bai Mu Dan; (iii) Gong Mei; and (iv) Shou Mei, based on the grades of primarily-processed tea from which they are made. The correlation between our primarily-processed white tea and refined white tea are as follows:

Premium-grade	Bai Hao Yin Zhen
First-grade	Bai Mu Dan
Second-grade	Gong Mei
Third-grade	Shou Mei

Our refined black tea can be divided into nine main types based on the grades and types of tea trees of the primarily-processed black tea from which they are made. The correlation between our primarily-processed black tea and refined black tea are as follows:

Primarily-processed black tea	processed into	Refined black tea
Jin Guanyin Premium-grade		Min Yun Wu Qi Jing
First-grade		Dong Feng Yun Hai Guan
Second-grade		Hong Yan Shan Shui Qing
Third-grade		See Note below
Huang Guanyin
Premium-grade		Min Yun Yin Guo Cui
First-grade		Dong Feng Yun Hai You
Second-grade		Hong Yan Xiang Man Tang
Third-grade		Note
Jin Mu Dan
Premium-grade		Min Yun Zhen Guo Xiang
First-grade		Dong Feng Yun Hai Hui
Second-grade		Hong Yan Dao Dao Xiang
Third-grade		Note

Note: Our Company does not assign a name to the refined tea made from primarily-processed black tea of third-grade.

Our refined tea is packaged with our trademarks and , and sold to our customers in mainland China. The sales of our refined tea accounted for approximately 1.82% and 8.0% of our total revenue for the fiscal years ended December 31, 2023 and 2024, respectively.

Production of Primarily-Processed Tea and Refined Tea

Primarily-processed white tea:

The following are the major steps in producing primarily-processed white tea:

●	Picking. After fresh tea leaves are picked from the tea gardens, our tea garden managers will transfer the fresh tea leaves to our production plant. Our staff who are responsible for quality control will monitor and inspect the quality of the fresh tea leaves at our production plant. Qualified fresh tea leaves are then weighed for record and warehousing before the processing procedure;

●	Wilting. Picked tea leaves are processed by our wilting machine in an indoor environment with room temperature controlled at about 36 degrees Celsius. The room is equipped with fans to ensure air circulation. If our wilting machine has reached its full capacity, picked leaves will be spread on bamboo plates and left under the sun for wilting. The wilting process removes moistures and softens the leaves. It also darkens the color of tea leaves and reduces their grassy smell. The whole procedure of wilting will last for approximately 36 to 48 hours;

●	Drying. The wilted tea leaves are then dried gradually for around 15 to 20 minutes. This drying process aims to (i) remove any residual moisture of the tea leaves, (ii) stop fermentation, (iii) prevent bacteria growth, (iv) remove any grassy taste of the leaves; and (v) create a shelf-stable leaf; and

●	Grading. After drying, the dried white tea leaves will be divided into four grades based on the number of tea buds and leaves. The resulting primarily-processed white tea will then be ready for (i) sale to our customers, or (ii) further processing by us to produce refined tea.

Primarily-processed black tea

The following are the major steps in producing primarily-processed black tea:

●	Picking. Similar to the production process of primarily-processed white tea, after fresh tea leaves are picked from the tea gardens, our tea garden managers will transfer the fresh tea leaves to our production plant for quality control procedure. Qualified fresh tea leaves are then weighed for record and warehousing before the processing procedure;

●	Wilting. Picked tea leaves are processed by our wilting machine in an indoor environment with room temperature controlled at about 36 degrees Celsius. The room is equipped with fans to ensure air circulation. This procedure usually takes approximately eight to 12 hours. After the wilting process, the wilted tea leaves become soft and flexible so they can be rolled;

●	Rolling. During the rolling process, the membranes of the leaves are broken, which allows the juices and essential oils that enable the aroma of the tea to develop. In the process of rolling, the tea leaves are cut open and the released cell fluid reacts with the oxygen in the air. Rolling also gives the leaves a curled appearance. This process takes approximately 40 to 90 minutes. The damp and lumpy leaves are then scattered with the help of an unravel machine. This procedure activates enzymes that help to initiate oxidation;

●	Full oxidation. After rolling, the tea leaves are brought into large, cool, humid rooms where they are spread in layers of about four inches high to oxidize fully. During the oxidation process, the leaf color darkens, and the initially bitter juices mellow. This procedure usually takes approximately three to six hours;

●	Drying. The oxidation process will be stopped at the point where the aroma and flavor of the tea leaves have fully developed. The leaves will then be heated in large ovens for approximately 30 to 40 minutes with hot air of approximately 80 to 90 degrees Celsius. This procedure makes the flavorful juices dry on the surface of the leaves and remain relatively stable until exposing to boiling water during infusion; and

●	Grading. After drying, the dried white tea leaves will be divided into four grades based on the number of tea buds and leaves.

After completing the above procedures, the resulting primarily-processed black tea are ready for (i) sale to our customers, or (ii) further processing by us to produce refined tea.

Refined white tea

We produce refined white tea by using our primarily-processed white tea to undertake further processing steps. The following are the major steps in producing refined white tea:

●	Sifting. Our primarily-processed tea is sifted to remove the yellow and old leaves, tea branches, dust and impurities. The sifting procedure is performed by hand or machine for approximately two to three minutes. The main purpose of sifting is to standardize the size and appearance of the primarily processed tea;

●	Removal of branches and stalks. The branches and stalks of the screened tea leaves will be removed by hand or machine for approximately two to three minutes, to further standardize their size and appearance;

●	Compressing. The refined tea will undergo compressing which takes approximately two to three minutes to produce compressed teas. Cake tea is one of the common types of compressed teas;

●	Drying. Drying can remove the residual moisture in the tea leaves, enhance the color and aroma of the tea leaves and lengthen their shelf lives. The leaves will then be baked in large ovens for approximately two to three days with hot air of approximately 60 degrees Celsius; and

●	Packaging. We package the compressed and dried tea with our trademarks and and sell to our customers in mainland China.

After processing, the refined white tea will be sold to our customers in mainland China directly.

Refined black tea

Among the approximately 7,212,000 square meters of tea gardens that we operated as of the date of this annual report, approximately 4,562,669 square meters were used to produce white tea leaves, approximately 1,260,001 square meters were used to produce black tea leaves, the remaining 1,389,303 square meters were not cultivated as no tea trees were planted on it. The contractual management rights of the above tea gardens were able to produce a total of 2,655.85 tons and 2,759.85 tons fresh tea leaves for the years ended December 31, 2023 and 2024 respectively.

All of the tea gardens we operate are situated on parcels of land which are collectively owned by villagers in the relevant villages and were managed by the respective Zhaizhong and Huangbai village committees. Before entering into the contractual management rights agreement with us, the relevant village committees have obtained the consent of more than two-thirds of the members in villagers’ meetings or more than two-thirds of the villagers’ representatives in advance, and have submitted the same to the people’s government at township level for approval. Based on our understanding of PRC laws and regulations, we believe that the village committees of Zhaizhong and Huangbai Village had been properly authorized to act on behalf of all of the farmer-households in the relevant villages according to applicable laws and regulation in the PRC.

After we have commenced operations in the tea gardens, we will carry out a series of tea garden improvement works to boost agricultural capacity, which include improving irrigation system, construction of walking path within the tea garden area and increasing soil fertility.

To reduce the ecological impact that may be caused as a result of the operation of tea gardens, we have agreed with the relevant village committees that the protection forest and ecological public welfare forest surrounding the tea gardens we operate occupying an area of approximately 2,800,014 square meters in total shall be set aside as buffer area for which we are responsible for the management on voluntary basis without charge. There is a team of patrol staff in the Company who perform regular patrols in the tea gardens and the buffer area on daily basis to, among others, monitor whether there is any irregular planting or logging. The patrol team will report to management any suspicious planting or logging of trees.

We produce refined black tea by using our primarily-processed black tea to undertake further processing steps. After processing, the refined black tea has a uniform size and standardized appearance, which will be sold to our customers in mainland China. The following are the major steps in producing refined black tea:

●	Sifting. Our primarily-processed tea are sifted by hand or machine to remove the yellow and old leaves, tea branches, dust and impurities. The sifting procedure takes approximately two to three minutes. The main purpose of sifting is to standardize the size and appearance of the primarily-processed tea;

●	Winnowing. To further standardize the color and weight of the tea leaves, the tea leaves are then fed into the tea winnower which separates the tea leaves from impurities and differentiates them on the basis of their weight. This process takes approximately two to three minutes;

●	Removal of branches and stalks. The branches and stalks of the screened tea leaves will be removed by hand or machine for approximately two to three minutes, for the purpose of further standardizing their size and appearance;

●	Drying. The tea leaves are dried to remove the residual moisture and to enhance the color and aroma of the tea leaves and lengthen their shelf lives. In this process the leaves will be baked in large ovens for approximately 20 to 30 minutes with hot air of approximately 60 degrees Celsius; and

●	Packaging. We package the resulting refined black tea with our trademarks and and sell to our customers in mainland China.

The Tea Gardens We Operate

The map below shows the location of Zherong County where we have entered into contractual management rights agreements to operate the tea gardens as of the date of this annual report:

We have entered into contractual management rights agreements with respect to tea gardens of approximately 7,212,000 square meters in Zherong County, Ningde City in Fujian in mainland China. Located at an altitude ranging from 650 to 1,000 meters with a mid- subtropical monsoon climate, the weather in Zherong County generally humid with abundant rainfall, which is favorable for tea cultivation. In addition, the soil in Zherong County has a rich content of organic matters and moderate hydrogen ion concentration which provides suitable conditions for tea plantation.

In selecting the tea gardens, the first criteria is to look for tea gardens of suitable size and area. Our experienced operation team will also look into the health of the trees planted in the tea gardens including density, color and appearance of tea leaves, to assess whether they would remain healthy and productive in future.

For the years ended December 31, 2023 and 2024, we operated tea gardens occupying an area of approximately 7,212,000 square meters and 7,212,000 square meters which are all situated in Zhaizhong Township and Huangbai Township in Zherong County. The tea gardens situated in Zhaizhong Township produce both white tea leaves and black tea leaves while the tea gardens situated in Huangbai Township produce white tea leaves only.

Contractual Management Rights Agreements

There are three types of contractual management rights agreements which we have entered into with village committees, namely:

(i)	the Contractual Management Rights Agreement or Collective Forest Right Transfer Agreements with Zhaizhong Township;

(ii)	the Contractual Management Rights Agreement or Collective Forest Right Transfer Agreements with Huangbai Township; and

(iii)	village framework agreements relating to future contractual management rights agreement.

We currently have entered into contractual management rights agreements in relation to 14 tea gardens occupying an area of approximately 7,212,000 square meters in total in Zherong County, Ningde City in Fujian, mainland China.

We typically enter into management agreements with individual tea garden managers for a fixed term of five years in relation to the general management and maintenance of the tea gardens, such as cultivation, fertilization, trimming branches, picking of fresh tea leaves and weeding. Our tea garden managers will generally further engage local workers to provide related services. Upon the expiration of the entrusted management period stipulated in this agreement or the early termination of this agreement for cause, the tea garden managers shall conduct handover procedures with the Company within 10 days. The management agreements do not explicitly stipulate the situation of early termination of this agreement for cause, we believe the following reasons may cause the early termination of the agreement, including but not limited to: (1) if either party does not wish to renew the contract upon its expiration, the contract can be terminated; (2) if the individual tea garden managers cannot devote all their energy to managing the tea garden, whether it is physical or mental, we may choose to hire new manager; (3) if there are better and more suitable candidates available; (4) if the tea garden managers move from their current location to a place that makes it inconvenient for them to frequently visit the tea garden; (5) if the tea garden managers are unable to continue their work in the tea garden due to illness or other reasons; or (6) if the tea garden managers do not comply with the arrangements of the Company or their implementation efforts are insufficient. The service fees that the Company shall pay to the tea garden managers for fulfilling the entrusted management obligations under this Agreement consist of (1) management fees (which are composed of 1% of the picking fees paid by the tea garden managers to the employed personnel for picking tea leaves and RMB 0.24 per kilogram of tea leaves picked by personnel to meet the requirements of the Company), (2) picking fees paid by the tea garden managers to the employed personnel for picking tea leaves, and (3) cultivation fees paid by the tea garden managers to the employed personnel for cultivation. During the entrusted management period, if the contracted tea garden suffers abnormal production reduction or other damages due to the fault of the tea garden managers, the tea garden managers shall be responsible for compensating the Company for the losses incurred. If the tea garden managers violate any provisions of this agreement, the tea garden managers shall compensate the Company for any losses suffered as a result. This agreement will not automatically renew after five years.

The Contractual Management Rights Agreements with the village committees in Zherong County

The key terms of the Contractual Management Rights Agreements or Collective Forest Right Transfer Agreements entered into between the Company and the relevant village committees in Zhaizhong Township and Huangbai Township Zherong County are summarized as follows:

	The Contractual Management Rights Agreements entered into with the village committees situated in Zhaizhong Township(1)	The Contractual Management Rights Agreements entered into with the village committees situated in Huangbai Township(2)
Contractual term:	A fixed term of 30 years	A fixed term of 30 years.

Expiration date:	Ranging from December 18, 2041 to December 22, 2043	Ranging from September 15, 2049 to January 28, 2051

Conditions precedent:	(i) obtain consent of more than two-thirds of the members in villagers’ representatives meeting; and (ii) obtain approval from the relevant government authorities.

Rights acquired:	(i) to obtain contractual management rights of the land lot; (ii) to have control over all plants above the land lot and the right to receive income generated from the sales of the plants; and (iii) to deal with the plants on the land lot including planting and logging.

Consideration for the contractual management rights:	US$1.00 (RMB10) /mu per year payable upon obtaining (i) the consent of more than two-thirds of the villagers’ representatives and (ii) approval from the relevant government authorities.	US$4,470 (RMB30,000) per mu payable upon obtaining (i) the consent of more than two- thirds of the members in villagers’ meetings or more than two-thirds of the villagers’ representatives and (ii) approval from the relevant government authorities.

Consideration for the trees:	US$1,120 (RMB7,500) per mu	N/A

Termination term:	Either party has the right to notify the other party to terminate or modify this agreement if (i) due to force majeure, which makes it impossible for this agreement to be partially or wholly performed; (ii) within the validity period of this agreement, if all or part of the tea garden is expropriated or requisitioned by law. If this agreement is terminated as a result under (ii), either party shall not demand compensation from the other party due to the termination of the agreement. And if the village committee loses its legal capacity due to cancellation and other reasons, it has the right to notify the Company to terminate this agreement. If this agreement is terminated as a result, either party shall not demand compensation from the other party due to the termination of the agreement.

Notes:

(1)	We have entered into the Contractual Management Rights Agreements with nine village committees situated in Zhaizhong with respect to land lots occupying an area of approximately 3,838,019 square meters in total, of which approximately 114,667 square meters in total has been returned to the relevant village committees, because the relevant land lots are protection forest or public welfare forest which under the PRC laws are not freely transferrable.

(2)	We have entered into the Contractual Management Rights Agreements and a letter of intent dated March 10, 2021 with five village committees situated in Huangbai Township with respect to land lots occupying an area of approximately 2,612,680 square meters in total.

Framework agreements in relation to the acquisition of the contractual management rights of land lots in Changguan Village Tea Garden and Shakengli Village Tea Garden

As to the Changguan Village Tea Garden and Shakengli Village Tea Garden, we have entered into a framework agreement with the village committees of Changguan Village and Shakengli Village pursuant to which the contractual management rights of approximately 2,333,345 square meters and 1,866,676 square meters of land lots, respectively, will be transferred to us within 5 years at an agreed consideration. The parties shall enter into a separate Contractual Management Rights Agreement for the specific land lots that we later identify in accordance with the terms of the framework agreement.

Changguan Village Framework Agreement

We entered into a framework agreement dated June 28, 2018 with the village committee of Changguan Village and a supplemental agreement dated March 10, 2021 (collectively referred to as the “Changguan Village Framework Agreement”) with respect to the transfer of management rights to land lots occupying approximately 2,333,345 square meters during the period from June 28, 2018 to June 27, 2023 at a total consideration of US$15.8 million (RMB105,000,000) (representing at a unit price of US$4,500 (RMB30,000) per 666.7 square meters). Pursuant to the Changguan Village Framework Agreement, we will enter into separate contractual management rights agreements with the village committee of Changguan Village to specify the particular land lots to be occupied in accordance with the terms of the Changguan Village Framework Agreement. The Changguan Village Framework Agreement provides that the agreement may be terminated or modified if, inter alia, (i) it is mutually agreed upon by both parties in writing; (ii) the occurrence of any force majeure event makes it impossible for this agreement to be partially or wholly performed, under which circumstances either party has the right to require termination or modification of this agreement; (iii) within the validity period of this agreement, all or part of the tea garden is expropriated or requisitioned by law, under which circumstances either party has the right to notify the other party to terminate or modify this agreement and neither party shall demand compensation from the other party due to the termination of the agreement; (iv) Fujian QJ loses its legal capacity due to reasons such as deregistration, under which circumstances Fujian QJ has the right to notify the other party to terminate this agreement, and neither party shall demand compensation from the other party due to the termination of the agreement; (v) within the validity period of this agreement, the village committee of Changguan Village is unable to have Fujian QJ or its designated subsidiary obtain the relevant forest rights certificates; or (vi) one party materially violates the agreement and the other party is unable to get indemnified through other measures, under which circumstances the non-defaulting party has the right to terminate this agreement.

We have paid an initial deposit of US$6.3 million (RMB42.0 million), representing 40% of the total consideration of the transfer pursuant to the Changguan Village Framework Agreement.

As of the date of this annual report, we have entered into (i) a separate collective forest right transfer agreement dated September 19, 2019 with the village committee of Changguan Village which specified the first batch of exact land lots to be operated by the Company under the Changguan Village Framework Agreement and (ii) a letter of intent dated March 10, 2021 with the village committee of Changguan Village in relation to a proposed transfer of contractual management rights of additional land lots under the Changguan Village Framework Agreement, the details of which are as follows:

First Changguan Village Contractual Management Rights Agreement

On September 19, 2019, pursuant to the Changguan Village Framework Agreement, we entered into a collective forest right transfer agreement (the “First Changguan Village Contractual Management Rights Agreement”) with the village committee of Changguan Village with respect to management rights of Zhou Shan, An Xia and Ai Yau, which occupy an area of approximately 333,335 square meters in total for a term from September 16, 2019 to September 15, 2049. We subsequently paid US$1.6 million (RMB10.5 million) as consideration for the transfer of the management rights for total consideration of US$2.3 million (RMB15,000,000) (at a unit price of US$4,500 (RMB30,000) per 666.7 square meters) less US$675,000 (RMB4,500,000) deducted from the initial deposit.

According to the First Changguan Village Contractual Management Rights Agreement, the agreement may be terminated if, inter alia, (i) the occurrence of any force majeure event makes it impossible for this agreement to be wholly performed, under which circumstances this agreement will automatically terminate; (ii) Fujian QJ fails to pay the transfer considerations which is due for more than 30 days, under which circumstances the village committee of Changguan Village has the right to terminate the agreement; (iii) the village committee of Changguan Village breaches the agreement by interfering with or disrupting the operation of Fujian QJ and Fujian QJ is unable to maintain ordinary operation as a result, under which circumstances Fujian QJ has the right to terminate the agreement; (iv) the village committee of Changguan Village delays delivery of the tea gardens to Fujian QJ which is due for more than 30 days, under which circumstances Fujian QJ has the right to terminate the agreement; or (v) Fujian QJ causes permanent or serious damage to the transferred tea gardens, or changes the use of the tea gardens, under which circumstances the village committee of Changguan Village has the right to terminate the agreement and claim damages from Fujian QJ upon confirmation of relevant forest authorities.

Changguan Village Letter of Intent

On March 10, 2021, pursuant to the Changguan Village Framework Agreement, we entered into a letter of intent (the “Changguan Village Letter of Intent”) with the village committee of Changguan Village in relation to a proposed transfer of contractual management rights of additional land lots occupying an area of approximately 333,335 square meters at a consideration of US$2.3 million (RMB15,000,000). We have paid an initial deposit of US$675,000 (RMB4,500,000).

Pursuant to the Changguan Village Letter of Intent, the Changguan Village Letter of Intent may be terminated if (i) the master agreement expires; (ii) the parties have entered into formal agreement with respect to the transfer of the contractual management rights of the target land lots; (iii) any force majeure event occurs; (iv) Fujian QJ explicitly indicates or takes any actions which indicate that it no longer needs the target land lots; or (v) either party is aware of any potential purchaser of the target land lots or due to government, policy or legal reasons.

Shakengli Village Framework Agreement

We entered into a framework agreement dated October 25, 2018 and its supplemental agreement dated September 20, 2019 (collectively referred to as “Shakengli Village Framework Agreement”) with respect to management rights to land lots occupying approximately 1,866,676 square meters during the period from October 25, 2018 to October 24, 2023 at a total consideration of US$12.6 million (RMB84.0 million) (representing a unit price of US$4,500 (RMB30,000) per 666.7 square meters). Pursuant to the Shakengli Village Framework Agreement, we will enter into separate contractual management rights agreements with the village committee of Shakengli Village to specify the particular land lots to be occupied in accordance with the terms of the Shakengli Village Framework Agreement. The Shakengli Village Framework Agreement provides that the agreement may be terminated or modified if, inter alia, (i) it is mutually agreed upon by both parties in writing; (ii) the occurrence of any force majeure event makes it impossible for this agreement to be partially or wholly performed, under which circumstances either party has the right to require termination or modification of this agreement; (iii) within the validity period of this agreement, all or part of the tea garden is expropriated or requisitioned by law, under which circumstances either party has the right to notify the other party to terminate or modify this agreement and neither party shall demand compensation from the other party due to the termination of the agreement; (iv) Fujian QJ loses its legal capacity due to reasons such as deregistration, under which circumstances Fujian QJ has the right to notify the other party to terminate this agreement, and neither party shall demand compensation from the other party due to the termination of the agreement; (v) within the validity period of this agreement, the village committee of Shakengli Village is unable to have Fujian QJ or its designated subsidiary obtain the relevant forest rights certificates; or (vi) one party materially violates the agreement and the other party is unable to get indemnified through other measures, under which circumstances the non-defaulting party has the right to terminate this agreement.

We have paid an initial deposit of US$3.8 million (RMB25.2 million), representing 30% of the total consideration owed pursuant to the Shakengli Village Framework Agreement. As of the date of this annual report, we have entered into a separate collective forest right transfer agreement dated September 20, 2019 with the village committee of Shakengli Village which specified the first batch of exact land lots to be operated by the Company under the Shakengli Village Framework Agreement, the details of which are as follows:

First Shakengli Village Contractual Management Rights Agreement

On September 20, 2019, we entered into a contractual management rights agreement (the “First Shakengli Village Contractual Management Rights Agreement”) with the village committee of Shakengli Village with respect to management rights of Gang Liang, Dui Mian Shan and Huang Bo Ting, which occupy an area of approximately 333,335 square meters in total for a term from September 16, 2019 to September 15, 2049.

According to the First Shakengli Village Contractual Management Rights Agreement, the agreement may be terminated if, inter alia, (i) the occurrence of any force majeure event makes it impossible for this agreement to be wholly performed, under which circumstances this agreement will automatically terminate; (ii) Fujian QJ fails to pay the transfer considerations which is due for more than 30 days, under which circumstances the village committee of Shakengli Village has the right to terminate the agreement; (iii) the village committee of Shakengli Village breaches the agreement by interfering with or disrupting the operation of Fujian QJ and Fujian QJ is unable to maintain ordinary operation as a result, under which circumstances Fujian QJ has the right to terminate the agreement; (iv) the village committee of Shakengli Village delays delivery of the tea gardens to Fujian QJ which is due for more than 30 days, under which circumstances Fujian QJ has the right to terminate the agreement; or (v) Fujian QJ causes permanent or serious damage to the transferred tea gardens, or changes the use of the tea gardens, under which circumstances the village committee of Shakengli Village has the right to terminate the agreement and claim damages from Fujian QJ upon confirmation of relevant forest authorities.

We subsequently paid US$1.6 million (RMB10.5 million) as partial consideration for the transfer of the management rights in the amount of US$2.3 million (RMB15.0 million) (at a unit price of US$4,500 (RMB30,000) per 666.7 square meters) less US$675,000 (RMB4,500,000) deducted from the initial deposit of US$3.8 million (RMB25.2 million).

Forest rights certificates of the tea gardens we operate

Among the 14 tea gardens occupying a total area of approximately 7,212,000 square meters, we have obtained forest rights certificates issued by the Forestry Bureau of Zherong County or the immovable property rights certificates issued by the Natural Resources Bureau of Zherong County (collectively referred to the “Forest Rights Certificate”) for approximately 2,269,344 square meters of the tea gardens.

The tea gardens we operate without forest rights certificates

Among our 14 tea gardens, approximately 4,942,667 square meters are without forest rights certificates. According to PRC laws, because the relevant land lots are owned collectively by the villagers, any application for forest rights certificate requires the consent of the villagers. However, forest rights registration was not common in the past and villagers generally are not motivated to assist us in handling the cumbersome registration procedures.

We have communicated with the People’s Government of Zherong County and the Forestry Bureau of Zherong County in relation to the transfer of contractual management rights. On July 5, 2016, we received a letter issued by the People’s Government of Zherong County which confirms that the tea trees planted our contracted land lots are legally owned by the Company. We believe that the contractual management rights agreements which we have entered into with the village committees are legally binding, valid and enforceable and that the People’s Government of Zherong County is a competent authority to issue the confirmation letter.

Our management and board of directors believe that there had previously been no incentive for village committees to apply for the registration of the contractual management rights because:

(i)	the registration process is not compulsory;

(ii)	nonregistration does not affect their right to possess, use and derive income from the cultivated land, forest land and grassland; and

(iii)	the registration will incur costs.

With the implementation of the Civil Code in January 2021, a registration authority for immovable property is not allowed to require an applicant to conduct evaluation of the immovable property and is not allowed to act outside of its duties; accordingly, we believe that the cost to register immovable property registration has been reduced.

Furthermore, pursuant to Notice of the General Office of the State Council on Compressing Immovable Property Registration Processing Time, the requirements for registration of forest rights certificates have been unified and simplified by the end of 2019 and there were certain amendments in the rules and regulations that have shortened the registration process for forest rights (which are now referred to as immovable property rights. With the online registration system for immovable property is fully implemented in most cities in mainland China, we have since managed to convince the relevant village committees to assist in the registration.

We therefore submitted, with the assistance from the relevant village committees, applications with the Zherong County Immovable Property Registration Centre in respect of transfer of forest rights of approximately 2,054,000 square meters of tea gardens in 2021, of which, we have obtained the immovable property rights certificates with respect to 702,000 square meters of tea gardens, which are not included in the 4,942,667 square meters of tea gardens that are currently without forest rights certificates, and we fail to obtain immovable property rights certificates with respect to 1,352,000 square meters of tea gardens which are included in the 4,942,667 square meters of tea gardens that are currently without forest rights certificates.

We have been advised by our PRC counsel Jingtian & Gongcheng that the Zherong County Immovable Property Registration Centre will not approve our applications if our application violates any law or administrative regulation or there are any unresolved title disputes, as well as certain other circumstances. Our PRC counsel has also informed us that, in their opinion, the Zherong County Immovable Property Registration Centre will accept our application under the condition that the Title Investigation Report and any other documents required for the registration are submitted by us.

Additional Collective Forest Right Transfer Agreements

The forest rights transferred for the following tea gardens and additional land lots cover a total area of approximately 1,946,010 square meters and an addition of a total estimated maximum annual cultivation capacity of approximately 819.7 tons of fresh tea leaves in 2022 with a maximum of estimated daily cultivation capacity of approximately 6.4 tons and 10.3 tons of fresh tea leaves for spring harvest and autumn harvest respectively. We further expect that the above tea gardens or additional land lots will attain a total estimated maximum annual cultivation capacity of approximately 862.5 tons of fresh tea leaves in 2023 with a maximum of estimated daily cultivation capacity of approximately 6.9 tons and 10.8 tons of fresh tea leaves for spring harvest and autumn harvest respectively, after the completion of tea garden improvement works in 2023 and which shall be funded by utilizing our internal resources.

Ruanling Village Collective Forest Right Transfer Agreement

On August 20, 2020, we entered into a collective forest right transfer agreement (the “Ruanling Village Collective Forest Right Transfer Agreement”) with the village committee of Ruanling Village with respect to collective forest right situated in Ruanling Village occupying an area of approximately 542,003 square meters for total consideration of US$3.7 million (RMB24,390,000). We have now paid the full amount of the total consideration. We have since commenced production on the contracted Ruanling Village land lots. The forest right transfer under Ruanling Village Collective Forest Right Transfer Agreement is valid for a fixed term of 30 years commencing from August 20, 2020 and ending on August 19, 2050 and we have not obtained the forest right transfer certificates for these land lots.

According to the Ruanling Village Collective Forest Right Transfer Agreement, the agreement may be terminated if, inter alia, (i) the occurrence of any force majeure event makes it impossible for this agreement to be wholly performed, under which circumstances this agreement will automatically terminate; (ii) Fujian QJ fails to pay the transfer considerations which is due for more than 30 days, under which circumstances the village committee of Ruanling Village has the right to terminate the agreement; (iii) the village committee of Ruanling Village breaches the agreement by interfering with or disrupting the operation of Fujian QJ and Fujian QJ is unable to maintain ordinary operation as a result, under which circumstances Fujian QJ has the right to terminate the agreement; (iv) the village committee of Ruanling Village delays delivery of the tea gardens to Fujian QJ which is due for more than 30 days, under which circumstances Fujian QJ has the right to terminate the agreement; or (v) Fujian QJ causes permanent or serious damage to the transferred tea gardens, or changes the use of the tea gardens, under which circumstances the village committee of Ruanling Village has the right to terminate the agreement and claim damages from Fujian QJ upon confirmation of relevant forest authorities.

Xiaping Village Collective Forest Right Transfer Agreement

On August 20, 2020, we entered into a collective forest right transfer agreement (the “Xiaping Village Collective Forest Right Transfer Agreement”) with the village committee of Xiaping Village with respect to collective forest right which occupies an area of approximately 204,001 square meters for an aggregate consideration of US$1.4 million (RMB9,180,000). We have now paid the full amount of the total consideration. We have since commenced production on the contracted Xiaping Village land lots. The forest right transfer under Xiaping Village Collective Forest Right Transfer Agreement is valid for a fixed term of 30 years commencing from August 20, 2020 and ending on August 19, 2050 and we have not obtained the forest right transfer certificates for these land lots.

According to the Xiaping Village Collective Forest Right Transfer Agreement, the agreement may be terminated if, inter alia, (i) the occurrence of any force majeure event makes it impossible for this agreement to be wholly performed, under which circumstances this agreement will automatically terminate; (ii) Fujian QJ fails to pay the transfer considerations which is due for more than 30 days, under which circumstances the village committee of Xiaping Village has the right to terminate the agreement; (iii) the village committee of Xiaping Village breaches the agreement by interfering with or disrupting the operation of Fujian QJ and Fujian QJ is unable to maintain ordinary operation as a result, under which circumstances Fujian QJ has the right to terminate the agreement; (iv) the village committee of Xiaping Village delays delivery of the tea gardens to Fujian QJ which is due for more than 30 days, under which circumstances Fujian QJ has the right to terminate the agreement; or (v) Fujian QJ causes permanent or serious damage to the transferred tea gardens, or changes the use of the tea gardens, under which circumstances the village committee of Xiaping Village has the right to terminate the agreement and claim damages from Fujian QJ upon confirmation of relevant forest authorities.

Youjiabian Village Collective Forest Right Transfer Agreement

On January 29, 2021, we entered into a collective forest right transfer agreement (the “Youjiabian Village Collective Forest Right Transfer Agreement”) with the village committee of Youjiabian Village with respect to collective forest right occupying an area of approximately 866,671 square meters for an aggregate consideration of US$5.9 million (RMB39.0 million). We have now paid the full amount of the total consideration. The forest right transfer under Youjiabian Village Collective Forest Right Transfer Agreement is valid for a fixed term of 30 years commencing from January 19, 2021 and ending on January 28, 2051 and we have not obtained the forest right transfer certificates for these land lots.

According to the Youjiabian Village Collective Forest Right Transfer Agreement, the agreement may be terminated if, inter alia, (i) the occurrence of any force majeure event makes it impossible for this agreement to be wholly performed, under which circumstances this agreement will automatically terminate; (ii) Fujian QJ fails to pay the transfer considerations which is due for more than 30 days, under which circumstances the village committee of Youjiabian Village has the right to terminate the agreement; (iii) the village committee of Youjiabian Village breaches the agreement by interfering with or disrupting the operation of Fujian QJ and Fujian QJ is unable to maintain ordinary operation as a result, under which circumstances Fujian QJ has the right to terminate the agreement; (iv) the village committee of Youjiabian Village delays delivery of the tea gardens to Fujian QJ which is due for more than 30 days, under which circumstances Fujian QJ has the right to terminate the agreement; or (v) Fujian QJ causes permanent or serious damage to the transferred tea gardens, or changes the use of the tea gardens, under which circumstances the village committee of Youjiabian Village has the right to terminate the agreement and claim damages from Fujian QJ upon confirmation of relevant forest authorities.

Property, Plants, and Equipment

Owned Property

The Company does not own any real property.

Leased Land

On March 3, 2015, we entered into a tripartite agreement (agricultural and facility usage) with the People’s Government of Zherong County and Houlong Village Committee of Zhaizhong Township for a term of 20 years commencing from February 1, 2015 to January 31, 2035 in respect of the tenancy of a land of approximately 2,268 square meters located in Houlong Village, Zhaizhong Township, Zherong County.

We entered into a further lease agreement dated December 29, 2016 with the Houlong Village Committee of Zhaizhong Township, Zherong County in respect of the same tenancy for a term of 20 years commencing from January 1, 2017 to April 1, 2043 at an annual rental of US$5,400 (RMB36,000) which may be incremented by no more than 10% every three years. The lease agreement was further amended on January 4, 2017 pursuant to which the expiry date of term was changed to January 31, 2035. The leased land is primarily used for production of tea products.

Leased Property

On March 30, 2020, we entered into a lease agreement with Houlong Village Committee of Zhaizhong Township for a lease of a property located at Houlong Tea Garden, Zhaizhong Township, Zherong County, Fujian, with an area of approximately 1,220 square meters, for a term of ten years commencing from April 1, 2020 to March 31, 2030 at an annual rental of US$2,250 (RMB15,000). The property is primarily used as our production plant which allows us to minimize the potential damage to the tea leaves during transit and ensure their quality. As at the date of this annual report, we had one automatic production line in operation which is generally used for the processing of primarily-processed black tea.

We have a set of comprehensive repair and maintenance procedures for our machinery and equipment. We have designated staff to perform inspection, cleaning, regular check-up, maintenance and replacing worn parts and components of the machinery and equipment before and after the tea harvest and production seasons. We have not experienced any incident of equipment or machinery breakdowns that materially affects our production capacity.

We operated one retail store located at No. 48, Xianyu Road, Zherong County, Ningde City, Fujian with an area of approximately 339 square meters. The premises for the retail store are leased from an independent third party. Our retail store principally serves as a point of sales of our refined tea products and one of our offices. The five-year term commenced April 10, 2023 and expires on April 9, 2028 and provides for an annual rental of US$12,300 (RMB82,000).

The Company has obtained a certificate issued by the Bureau of Agriculture and Rural Affairs of Zhe Rong County, the competent authority for agricultural land for facilities, “From the establishment of the enterprise to the date of this certificate, the enterprise has been complying with national and local laws, rules, regulations and regulations relating to agricultural and rural management and quality and safety of agricultural products Normative documents. The enterprise and the villagers committee of the area under the jurisdiction of the Bureau signed the contract agreement of the mountain tea plantation, collective forest rights transfer contract, the contract transfer agreement of the mountain tea plantation, land lease agreement, etc., are legal and valid, and the enterprise has used the land (including forest land and facilities agricultural land) and forest resources in accordance with the provisions of relevant laws and regulations and the requirements of the relevant agreements, the enterprise does not violate national and local agricultural and rural management and agricultural products quality and safety related laws, regulations and normative documents. There is no record of violation of national and local laws, regulations, rules and normative documents related to agricultural and rural management and agricultural product quality and safety by the enterprise, and there is no third party report and violation of national and local laws, regulations, rules and normative documents related to agricultural and rural management and agricultural product quality and safety as determined by our unit, and there is no case of being filed, investigated, rectified or punished by our unit”, confirming that the company has been in compliance with applicable law with respect to the automatic production line.

Key Customers

All our revenue has historically been principally derived from the sale of our tea products in mainland China. We sell our tea products primarily to tea business operators in mainland China, which is consistent with industry norms. We understand that the tea business operators typically further process or package our tea products before they sell them to end-user customers and other downstream tea business operators, and we have no direct contractual relationship with any of such downstream customers. To a lesser extent, we also sell our products through direct sales to end-user customers in mainland China for their own consumption.

Our top five customers

For the fiscal years ended December 31, 2022, 2023 and 2024, sales to our largest customer accounted for approximately 9.46%, 8.86% and 8.19% of our total revenue, respectively. For the same periods, our top five customers combined accounted for approximately 40.53%, 39.29% and 37.33%, respectively, of our total revenue. For details, please refer to the paragraph headed “Risk Factors — Risks Related to our   Business — A large portion of our revenue was generated from our top five customers and we do not have long-term contracts with our top five customers and changes in our relationships with our top five customers and changes in our relationship with our top five customers, or in the trade terms with these customers, may reduce our sales and profits” in this annual report.

For the period ended December 31, 2024, our top five customers were:

1.	Ningde Fengyuan Ecological Agriculture Technology Co., Ltd;

2.	Fujian Yiyuan Hong Tea Industry Technology Co., Ltd.;

3.	Wuyishan GuYan YunWu Tea Trading Company;

4.	Fujian Anxi Shuntian Tea Company Ltd; and

5.	Fengze District Yuexin Tea Company.

For the period ended December 31, 2023, our top five customers were:

1.	Fujian Yiyuan Hong Tea Industry Technology Co., Ltd.;

2.	Ningde Fengyuan Ecological Agriculture Technology Co., Ltd;

3.	Wuyishan GuYan YunWu Tea Trading Company;

4.	Fujian Anxi Shuntian Tea Company Ltd; and

5.	Fengze District Yuexin Tea Company.

For the year ended December 31, 2022, our top five customers were:

1.	Fujian Pingfu Tea Company Ltd.;

2.	Fujian Anxi Shuntian Tea Company Ltd;

3.	Fujian Yiyuan Hong Tea Industry Technology Co., Ltd;

4.	Ningde Fengyuan Ecological Agriculture Technology Co., Ltd; and

5.	Wuyishan GuYan YunWu Tea Trading Company.

None of our top five customers were related parties and we had no material relationships with these customers aside from arms-length commercial sales.

We believe that our business model is sustainable and we are not reliant on any single customer despite such customer concentration due to the following reasons:

1.	mainland China remains a fast-growing market;

2.	We are able to expand our customer base if our production capacity is increased;

3.	We are able to expand our customer base if we can implement our business strategy of uplifting the sales of our refined tea products;

4.	Customer concentration is common in our industry; and

5.	The reliance between our top five customers and us is mutual and complementary.

None of our tea business operators are related parties and all operate independently from our Company. For the years ended December 31, 2022, 2023 and 2024, substantially all of our total revenue were generated by way of sales to tea business operators.

We have historically entered into framework agreements with our largest tea business operator customers who want to ensure that they are able to purchase large quantity of our tea products during the year and maintain strong buyer-seller relationships with us. During the year, they purchase our products by placing an individual purchase order with us specifying the type and quantity of products they want from time to time. We have not experienced any material breaches of any of the framework agreements and we did not have any material dispute or claim with any of our tea business operator customers.

Our customer framework agreements typically have a one-year term with no geographic or other exclusivity provisions. Our framework agreements do not contain minimum sales targets. Payment of 30% of the purchase price is due prior to delivery and we generally require final payment 60 days following delivery of our tea products. Pricing is determined via purchase order at the time of purchase rather than within the framework agreement itself. Our customers bear the cost of product delivery.

Key Suppliers

Our major suppliers include (i) individual tea garden managers who are responsible for the general management and maintenance of the tea gardens we operate and (ii) suppliers of raw materials which are mainly comprised of fertilizers.

The services provided by our tea garden managers include general management and maintenance of the tea gardens, such as cultivation, fertilization, cropping branches, picking of fresh tea leaves and weeding. Our tea garden managers will normally further engage local workers to assist with cultivation, fertilization, cropping of branches, picking of fresh tea leaves and weeding when necessary.

We generally select our major suppliers through tender invitation and evaluate their suitability based on a number of factors. For our raw materials suppliers, we generally select them based on the type and quality of the raw materials offered, pricing, business reputation, our previous cooperation experience with them, their location and supply stability. All of our suppliers are located in Fujian Province.

For the fiscal years ended December 31, 2022, 2023 and 2024, purchases from our largest supplier accounted for approximately 5.41%, 11.36% and 12.36% of our total purchase amount, respectively. For the same periods, purchases from our top five suppliers accounted for approximately 16.83%, 35.46% and 38.55% of our total purchase amount, respectively.

For the period ended December 31, 2024, our top five suppliers were:

1.	You Chengtuan;

2.	Peng Fawang;

3.	Wu Wensheng;

4.	Quanzhou City New Age Agricultural Technology Advisory Services Co., Ltd.; and

5.	Ye Xiuling.

For the period ended December 31, 2023, our top five suppliers were:

1.	You Chengtuan;

2.	Peng Fawang;

3.	Wu Wensheng;

4.	Ye Xiuling; and

5.	Quanzhou City New Age Agricultural Technology Advisory Services Co., Ltd.

For the year ended December 31, 2022, our top five suppliers were:

1.	Quanzhou City New Age Agricultural Technology Advisory Services Co., Ltd.;

2.	You Chengtuan;

3.	Peng Fawang;

4.	Wu Wensheng; and

5.	Ye Xiuling.

As of the date of this annual report, our top five suppliers have each maintained business relationship with us for at least three years. We have not had any material dispute with or experienced any material shortage or delay in our supply from our suppliers.

Seasonality

The sales of our products are subject to seasonality. We generally record high sales after the commencement of our spring and autumn harvests, namely for the period from March to October. Our sales in the period from April to December in each of the years ended December 31, 2022, 2023 and 2024 accounted for approximately 100.0%, 100.0% and 100.0% of our total revenues in the respective periods.

Marketing and Competition

Our sales and marketing team is comprised of eight full-time staff. Our sales and marketing team holds regular meetings to review the sales performance, gather information on market trends and devise strategies accordingly. In order to maintain amicable relationships with our existing customers, we conduct phone interviews to gather feedback and complaints, if any, on our products. To attract new customers, we regularly send our sales personnel to the local tea wholesale market in Ningde City during the peak season to promote our tea products and brand to tea traders. In addition, our sales and marketing team makes phone calls to promote our products and send samples of our tea products to potential customers. We also have historically advertised through television to reach our potential customers from all over mainland China.

We operated one retail store in Zherong County, Ningde City. The premises for the retail store are leased from an independent third Party. Our retail store principally serves as a point of sales of our refined tea products.

The tea industry in mainland China is a fragmented market with a large number of players. In 2020, the tea industry in mainland China is relatively competitive with more than 50,000 participants, while the white tea industry has approximately 1,000 participants, and most of them are small and medium-sized enterprises. However, we believe that our vertically integrated business model covering cultivation, primary processing of tea leaves and the wholesale of primarily processed tea, as well as the sale of refined tea, distinguishes us from other tea product suppliers in mainland China. We believe industry know-how, relevant experience, possession of quality tea garden resources, the ability to produce in large-scale with mechanization are the key success factors of a tea company.

Intellectual Property

We have registered five trademarks in mainland China and five trademarks in Hong Kong. We are the owner of one domain name, mdhtea.cn. The contents of that domain name are not a part of this annual report. There have been no material disputes or infringements in connection with our intellectual property rights pending or threatened against the Company which could have a material adverse effect on our operations or financial performance. Set forth below is a detailed description of our registered trademarks:

No	Country	Trademark No.	Trademark	Publication Date	International classification	Trademark Validity Period
1	mainland China	25062008		2018-07-07	30	10 years
2	mainland China	25062018		2018-06-28	30	10 years
3	mainland China	17120774		2016-12-07	30	10 years
4	mainland China	10168616		2013-01-07	30	10 years (Renewed on January 6, 2023)
5	mainland China	12450707		2014-09-21	35	10 years (Renewed on September 20, 2024)
6	HK	304928950		2019-05-17	16, 30	10 years

7	HK	304928978	2019-05-17	16, 30	10 years
8	HK	304928987	2019-05-17	16, 30	10 years
9	HK	304928996	2019-05-17	16, 30	10 years
10	HK	304928969	2019-05-17	16, 30	10 years

Employees

As of the date of this annual report, we have 69 employees in mainland China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Function	Number of employees
Management	3
Tea Garden Management	7
Tea Garden Patrolling	38
Production	6
Quality Control	2
Procurement	1
Sales and marketing	6
Warehouse	2
Finance	4
Total	69

We have provided our employees with social welfare schemes covering pension insurance, medical insurance, unemployment insurance, work injury insurance and maternity insurance in accordance with applicable PRC laws and regulations. We have also provided our employees in mainland China with the social welfare programs covering housing provident funds in accordance with the applicable PRC laws and regulations.

PRC REGULATION

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange, or SAFE, the Ministry of Commerce, or MOFCOM, the National Development and Reform Commission, or NDRC, the State Administration for Market Regulation, or SAMR, formerly known as the State Administration for Industry and Commerce, or SAIC, the Ministry of Civil Affairs, or MCA, and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

The operational and legal risks associated with being based in and having operations in China would also apply to any operations in Hong Kong and Macau, which are governed by the applicable basic law and operate under difference sets of laws from mainland China, except for laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong or Macau.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on December 29, 2023 (2023 revised version) (the “Revised Company Law”). The Revised Company Law further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List replaced the Special Administrative Measures for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”) and serves as one of the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. None of our businesses are on the 2024 Negative List, nor on the 2021 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-entry national treatment plus negative list to foreign investment and provide that the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest. Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the 2024 Negative List.

Regulation Relating to Wholly Foreign-owned Enterprises

The above mentioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-entry national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment unless under special circumstances, where if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the 2024 Negative List. Since our current and planned business is not on the 2024 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

Regulations Relating to Intellectual Property

Copyright

Mainland China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. Mainland China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of the SAMR is responsible for the registration and administration of trademarks and the Trademark Review and Adjudication Committee established by the SAMR is responsible for resolving trademark disputes in mainland China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementation of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001, last amended on December 11, 2023 and became effective from January 20, 2024 and the Transitional Measures for the Implementation of the Revised Patent Law and its Implementation Rules and Relevant Examination Business Processing issued by the China National Intellectual Property Administration on December 21, 2023 and implemented on January 20, 2024, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a fifteen-year term for a design patent filed on or after June 1, 2021 and a ten-year term for a design patent filed no later than May 31, 2021 and a utility model, starting from the application date.

Domain Names

In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in mainland China, all as amended from time to time, and their respective implementing rules, including but not limited to the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under such laws and regulations, the increase of registered capital shall both be registered with SAMR and SAFE. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in mainland China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or Overseas Special Purpose Vehicles (SPV), that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, each of our PRC Subsidiaries, as a foreign invested enterprise, or FIE, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between mainland China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings

On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”).

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force on March 31, 2023. The New Administrative Rules Regarding Overseas Listings regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Administrative Measures, where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. The Trial Administrative Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On February 17, 2023, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the Overseas Offering Administration Notice, pursuant to which, on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas securities offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may arrange the timing for submitting their filing applications with the CSRC in a reasonable manner, and must complete the filing before the completion of their overseas securities offering and listing. Pursuant to the Trial Administrative Measures and the Overseas Offering Administration Notice, we were required to complete the filing procedures with the CSRC before completion of our IPO. We submitted the required filing to the CSRC on September 6, 2023, and received from the CSRC the notification on our completion of the required filing procedures four our IPO on January 24, 2024.

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC entities or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange under certain circumstances.

Based on our understanding of current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC counsel Jingtian & Gongcheng has advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Employment Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the MOHRSS issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees and the dispatched workers.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Administrative Provisions on Registration of Social Insurance and the Administrative Regulations on the Housing Provident Fund. Pursuant to these laws and regulations, enterprises in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, occupational injury insurance and medical insurance, as well as housing fund and other welfare plans. Failure to comply with such laws and regulations may result in various fines and legal sanctions and supplemental contributions to the local social insurance and housing fund regulatory authorities.

The Company has obtained a compliance letter from the social security and provident fund authorities confirming that the Company has made normal social security and provident fund payments. The Company’s failure to make full social security and provident fund payments for its employees in accordance with relevant PRC laws and regulations is subject to the risk of being ordered to make retroactive payments, pay late payment fees and impose fines.

Regulations Relating to Environmental Protection

Environmental Protection Law

In accordance with the Administrative Regulations on Environmental Protection of Construction Projects promulgated by the State Council on November 29, 1998, last amended on July 16, 2017 and implemented from October 1, 2017, the PRC practices a system that evaluates the environmental impact of a construction project. A construction unit should submit an environmental impact report or environmental impact statement before the commencement of the construction project for approval or submit the environmental impact registration form in accordance with the requirement of environmental protection administrative department of the State Council for record. Besides, after the completion of the construction project as prepared in the environmental impact report and the environmental impact statement, the construction unit should inspect and accept the environmental protection facilities for a project and prepare an acceptance report in compliance with the standards and procedures stipulated by the environmental protection administrative department. For construction projects which are built in phases, put into production or use in phases, its corresponding environmental protection facilities shall be inspected and accepted in phases.

The Environmental Protection Law of the PRC, or the Environmental Protection Law, was promulgated and effective on December 26, 1989, and most recently amended on April 24, 2014. This Environmental Protection Law has been formulated for the purpose of protecting and improving both the living environment and the ecological environment, preventing and controlling pollution, other public hazards and safeguarding people’s health.

According to the provisions of the Environmental Protection Law, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

The Environmental Protection Law makes it clear that the legal liabilities of any violation of such law include warning, fine, rectification within a time limit, compulsory cease operation, compulsory shutout or closedown, or even criminal punishment.

As of the date of this annual report, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor have we been punished or can foresee any punishment to be made by any government authorities of the PRC.

Regulations Relating to Agricultural Production Records

According to the Law of the People’s Republic of China on the Quality and Safety of Agricultural Products (the “Produce Safety Law”) promulgated on April 29, 2006 with the last amendment taking effect on September 2, 2022, agricultural products processing enterprises, specialized farmers’ cooperatives, and socialized agricultural service organizations shall establish records (the “Production Records”) on the production of agricultural products to faithfully record the following matters: (i) the names, sources, usage, and dosage of agricultural inputs used and dates of using and stopping using such agricultural inputs; (ii) the occurrence and prevention and control of animal epidemic diseases, crop diseases and insect pests; (iii) the dates of harvest, slaughter or fishing; records on the production of agricultural products shall be preserved for at least two years. The Produce Safety Law also provides that where an agricultural products processing enterprise, specialized farmers’ cooperative, or socialized agricultural service organization fails to establish or preserve the records in accordance with the provisions of the Produce Safety Law, or forges or alters the records, the agriculture and rural affairs department of the local government at or above the county level will order it to make corrections within a specified period, failing which may result in imposition of a fine of not less than RMB2,000 but not more than RMB20,000.

Regulations Relating to Food Packaging Labels

The Company has obtained a compliance letter from the competent authorities confirming that the Company has not violate the laws and regulations in respect of market supervision and management and other aspects, and there is no situation where the Company was punished for violating laws, regulations and normative documents in respect of quality and technical standards. According to “Food Safety Law of the People’s Republic of China” Article 67, prepackaged food packaging should have labels. The label should indicate the following matters: (a) the name, specifications, net content, production date; (b) ingredients or ingredients list; (c) the name of the producer, address, contact information; (d) shelf life; (e) product standard code; (f) storage conditions; (g) the use of food additives in the national standard common name; and (h) production license number. The Company did not mark the necessary information on the tea product labels with the necessary information, and there is a risk of being punished by the competent authorities.

Regulations Relating to Customer Rights Protection

The PRC Customer Rights and Interests Protection Law, or Customer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the customers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide customers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Customer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of customers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside mainland China with “de facto management bodies” within mainland China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance, or MOF, and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in mainland China and assets held under the establishment, and placement in mainland China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax, pursuant to which with respect to VAT taxable sales or imported goods of a VAT general taxpayer, the originally applicable VAT rate of 16% shall be adjusted to 13% and the originally applicable VAT rate of 10% shall be adjusted to 9%.

Laws and Regulations Relating to Land Use

Overview of relevant PRC Laws and Regulations on Land Use Rights

Pursuant to relevant PRC land laws and stipulations, there are two kinds of land in mainland China: 1) collectively owned land, which is normally owned by the farmers or village for agricultural use; and 2) state owned land. Allocated land are land rights granted by the Chinese government to an entity for a particular purpose (e.g., civil infrastructure, military, public welfare etc.). These allocated rights must be used for the specified purpose and cannot be transferred, leased or mortgaged except otherwise provided by applicable laws. Granted land, on the other hand, is paid for and can be used for commercial and industrial purposes. These land use rights are the preferred land use rights for foreign investors as they are freely transferable (subject normally to the land being developed, as undeveloped land cannot normally be sold), leased and mortgaged. Land may be designated for commercial, industrial, residential or other purposes and may not be used for any non-designated purpose. The land authorities may impose administrative sanctions, including fines, injunction orders or even confiscation of the land use rights, for any breach of this provision. The term of land use rights varies depending on the designated purpose. A land user may extend the term by entering into a contract to extend the term and pay an additional land grant fee to the land authorities. Upon the execution of a land use rights grant contract and payment of the land grant fee, owners of land use rights will be issued an immovable property rights certificate, which sets forth, among other things: (i) the nature (granted or allocated); (ii) designated purpose; (iii) term of the land use rights; (iv) the location and area of the land; and (v) whether the land use rights are subject to any security interest. This certificate is the primary evidence of legal and valid land use rights.

Regulations Relating to the Contractual Management Rights in the PRC

According to the Civil Code, the establishment, change, transfer and elimination of immovable property rights of an immovable property, which should be registered in accordance with the law, shall take effect when recorded in the immovable property right register.

The Rural Land Contracting Law of the PRC (the “Rural Land Contracting Law’’) was promulgated by the SCNPC on August 29, 2002, effective since March 1, 2003 and as amended on August 27, 2009 and December 29, 2018. According to the Rural Land Contracting Law, the land collectively owned by farmers belongs to the collective ownership of the village farmers. Grantees of rural land can be members of the collective economic organizations that owns or uses the relevant land, or enterprises and individuals outside the collective economic organizations. When granting rural land to units or individuals other than the collective economic organizations i.e. the contractual management rights, the grantor shall obtain the consent of more than two-thirds of the members in villagers’ meetings of the collective economic organizations or more than two-thirds of the villagers’ representatives in advance, and submit it to the township people’s government for approval. The granting of contractual management rights shall not change the nature of land ownership and the agricultural use of land, nor destroy the comprehensive agricultural production capacity and the agricultural ecological environment.

The Interim Regulation on Immovable Property Registration promulgated by the State Council on November 24, 2014 and last revised on March 10, 2024, and the Implementation Rule for the Interim Regulation on Immovable Property Registration (together with the Interim Regulation on Immovable Property Registration, the “Immovable Property Registration Regulation and Rule’’) promulgated by the Ministry of Land and Resources on January 1, 2016 and last amended on May 21, 2024 stipulate that the state implements a unified registration system for immovable property. Contractual management rights for cultivated land, forest land or grassland, etc., and the ownership of the forest or trees of the relevant land lots, shall be registered in accordance with the provisions of the Immovable Property Registration Regulation and Rule. Land with forest or forest trees shall be applied for registration at the time of the application of registration of contractual management rights.

Regulations Relating to the Facility Agricultural Land in the PRC

According to the Notice of the Ministry of Land and Resources and the Ministry of Agriculture on Further Supporting the Healthy Development of Facility Agriculture (the “2014 Notice’’) promulgated on and effective since September 29, 2014, the facility agricultural land which is defined as the agricultural land that is directly used for the production facilities, ancillary facilities and supporting facilities served in agricultural production shall be governed by the 2014 Notice. The 2014 Notice provides that since facility agricultural land’s nature belongs to agricultural land, it is administrated in accordance with the administration of agricultural land and no examination and approval procedures for the conversion of agricultural land is required. When the land concerned no longer functions as facility agricultural land, the grantor shall reclaim the land in accordance with relevant regulations, and the occupied cultivated land shall be reclaimed as cultivated land. On December 17, 2019, the Ministry of Natural Resources and the Ministry of Agriculture and Rural Affairs promulgated the Notice of the Ministry of Natural Resources and the Ministry of Agriculture and Rural Affairs on Issues Related to the Management of Facility Agricultural Land Management (the “2019 Notice’’), which abolished and replaced the 2014 Notice. The 2019 Notice stipulates that facility agricultural land includes facility land directly used for crop planting, livestock and poultry aquaculture in agricultural production.

Laws and Regulations Relating to Product Quality and Agricultural Products

Product Quality

Product quality supervision in the PRC is generally governed by the Product Quality Law of the PRC (the “Product Quality Law’’), which was promulgated on February 22, 1993 and effective since September 1, 1993, was last amended on December 29, 2018. Under the Product Quality Law, consumers or other victims who suffer personal injury or property damage due to product defects may claim compensation from the producer as well as the seller. In case of violations of the Product Quality Law, the responsible authorities have the right to impose fines on the violators, order them to suspend operation and revoke their business licenses. In serious cases, even criminal liability may be incurred.

Agriculture Products

According to the provisions of the Law on the Quality and Safety of Agricultural Products of the PRC which was promulgated by the SCNPC on April 29, 2006, effective since November 1, 2006 and which was revised on October 26, 2018 and September 2, 2022, respectively, primary products derived from agriculture, i.e. plants, animals, microorganisms and their products obtained from agricultural activities, are agricultural products. Agricultural production enterprises shall inspect the quality and safety status of agricultural products by themselves or by commissioning inspection institutions. The sale of agricultural products must conform to the quality and safety standards of agricultural products. If the production or sale of agricultural products which are not allowed to be sold according to regulations causes damage to consumers, the enterprises shall be liable for compensation according to law.

Laws and Regulations Relating to Food Safety

The Food Safety Law of the PRC (the “Food Safety Law’’), which was promulgated by the SCNPC on February 28, 2009, effective since June 1, 2009 and was last amended on April 29, 2021 and its implementation regulation Regulations for the Implementation of the Food Safety Law of the PRC, which was promulgated by the State Council on July 20, 2009, became effective on the same day and which was last amended on March 26, 2019, adopt the measures and requirements in the following aspects to improve food safety and prevent large scale food safety accidents: strengthening the role of local governments in the supervision and coordination of food safety regulation work; strengthening food safety risk monitoring and assessment, early intervention and quick control over food safety accidents; revising the standards for the use of food additives and strengthening regulations on the use of food additives; establishing a food recall system; abolishing food safety inspection exemption system and clarifying the fundamental principles in formulating food safety standards. The above-mentioned laws and regulations shall apply to all kinds of finished products and raw materials for human consumption or drinking, but the quality and safety management of primary agricultural products for human consumption shall be governed by the laws of the PRC on the Quality and Safety of Agricultural Products.

In accordance with the Food Safety Law, the PRC has implemented an inspection system relating to food production and operation. The food and drug supervision and administration departments at and above the county level shall carry out food inspection by taking samples on a regular or irregular basis and may not exempt any food from inspection. An enterprise engaging in the production or operation of food may itself inspect the food it produces or entrust a qualified food inspection institution to undertake with the inspection. According to the Food Safety Law, the state adopts a licensing system for food production and trade. Those intending to operate in the production or sale of food or the catering services shall legally obtain a permit.

According to the Measures for the Administration of Food Production Licensing (the “Food Production Measures’’), which was amended by the China Food and Drug Administration (the “CFDA”) on August 31, 2015, implemented on October 1, 2015 and latest amended by the SAMR on January 2, 2020, entities and/or individuals engaging in the production of food shall obtain a food production license. Applicants applying for a food production license shall meet various conditions set out in the Food Production Measures. The license is issued by administration for market regulation at or above the county level and is valid for five years.

According to the Measures for the Administration of Food Operation Licensing (the “Food Operation Measures’’), which was promulgated by the CFDA on August 31, 2015, effective since October 1, 2015 and was amended on November 7, 2017, entities and/or individuals engaging in the operation of food shall obtain a food operation license. Applicants applying for a food operation license shall meet various conditions set out in the Food Operation Measures. The license is issued by food and drug administration at or above the county level and is valid for five years. On December 1, 2023, the Measures for the Administration of Food Operation Licensing and Filing superseded Food Operation Measures, entities and/or individuals engaging in the operation of food shall obtain a food operation license except for (i) sale of edible agricultural products; (ii)  sale of prepackaged food only; (iii) sale of specific full-nutritional formula food in formula food for special medical purposes by a medical institution or drug retailer; (iv) sale of food produced by a food producer that has obtained a food production license at its production and processing place or through the Internet; (v) any other circumstance where a food operation license is not required in accordance with the applicable laws and regulations.

Laws and Regulations Relating to Safe Production

Work Safety Law of the PRC (the “Work Safety Law’’) was promulgated by the SCNPC on June 29, 2002, became effective on November 1, 2002 and last amended on June 10, 2021. According to the Work Safety Law, business entities shall meet the work safety conditions prescribed by relevant laws, administrative regulations, and national or industry standards. Violations of the Work Safety Law may result in the imposition of fines and penalties, an order to cease production or business operation, and/or induce criminal liability in severe cases. In addition, production and operation entities shall supply their employees with protective articles that meet national or industrial standards and instruct them to wear or use such articles as required.

According to the Law on Prevention and Control of Occupational Diseases of the PRC promulgated by the SCNPC on October 27, 2001, effective since May 1, 2002 and was last amended on December 29, 2018, an employer shall create the working environment and conditions that conform to the national norms for occupational health and requirements for public health.

Overview of relevant PRC Laws and Regulations on Buildings

It is required under the PRC law to obtain relevant permits from different authorities before commencing the construction of a building. The required permits are, inter alia, a State-owned Land Use Certificate, a Planning Permit of Land for Construction Use, a Planning Permit of Construction Project, and a Commencement Permit of Construction Project (except for those projects where the construction investment is less than RMB300,000 (US$45,000) or the construction area is less than 300 square meters). After the completion of construction, an examination of completion by the experts must be organized and the construction enterprise must submit an application to the competent government department at or above county level where the project is located for examination upon completion of building for filing purposes. Further, pursuant to relevant PRC laws and regulations, the premises title certificate is the only legal certificate by which the owner legally has the ownership in respect of the building and thereby exercises rights to possess, utilize, profit from and dispose of the premises.

According to the Urban and Rural Planning Law of the People’s Republic of China, if a rural construction planning permit is not obtained in accordance with the law or construction is not carried out in accordance with the provisions of the rural construction planning permit, the township or town people’s government shall order the construction to stop and make corrections within a time limit.

Not all our buildings attached on the land have appropriate title certificates. The buildings not granted title certificate are at a risk of being dismantled or other administrative penalties if they are identified as illegal buildings due to the violation of the PRC Land Administration Law, the PRC Law on Urban and Rural Planning, and other relevant laws and regulations, which could have a material impact on our business and operations.

Regulation and Classification of Land Allocation

According to the PRC Land Administration Law, the State legally adopts the system of compensation for the use of land owned by the State, except where the State allocates the right to use state-owned land within the bounds of the law; A construction project developer utilizing state-owned land shall generally obtain the use right of state owned land through paid means such as granting for compensation. The following categories of land may be directly allocated with the lawful approval of the people’s governments at or above the county level: (1) land for use by government institutions or the military; (2) land for urban infrastructure or public welfare projects; (3) land for energy, transportation. and water conservancy projects as well as other infrastructure projects largely supported by the government; and (4) other land as provided for by laws or administrative regulations. In addition, according to the Provisions on the Economical and Intensive Use of Land (promulgated by Order No.61 of the Ministry of Natural Resources on May 22, 2014 and amended in accordance with the Decision of the Ministry of Natural Resources on the First Group of Repealed and Amended Departmental Rules adopted at the 2nd executive meeting of the Ministry of Natural Resources on July 16, 2019), except that land for military use, affordable housing, or other special purposes such as national security or public order may be supplied without consideration by means of allocation, payment is required for land used for business purposes, including land used for office space of state authorities, transportation, energy, or water conservancy and other infrastructure (industry), urban infrastructure and various social undertakings; the land user and land prices for commercial use shall be determined by means of bidding, auction, or listing. The acquisition and use of allocated land by enterprises shall comply with the special restrictions as prescribed by laws and regulations.

Pursuant to Interim Regulations of the People’s Republic of China Concerning the Assignment and Transfer of the Right to the Use of the State-owned Land in the Urban Areas, promulgated by the State Council and amended on November 29, 2020, the allocated right to the use of the land may not be transferred, leased, or mortgaged, with the exception of cases as specified in following cases and subject to the approval of the land administration departments and the housing administration departments under the people’s governments at the municipal and county levels: (i) the land users are companies, enterprises, or other economic organizations, or individuals; (ii) a certificate for the use of state-owned land had been obtained; (iii) possessing legitimate certificates of property rights to the above-ground buildings and other attached objects; and (iv) a contract for assigning the right to the use of land is signed in accordance with the regulations and the land user makes up for the payment of the assignment fee to the local municipal or county people’s government or uses the proceeds resulting from the transfer, lease or mortgage to pay the assignment fee. Any units or individuals that transfer, lease or mortgage the allocated right to the use of the land without authorization shall have their illegal incomes thus secured confiscated by the land administration departments under the people’s governments at the municipal and county levels and shall be fined in accordance with the seriousness of the case.

C. Organizational Structure

See “Item 3. Key Information- Corporate History and Structure.”

D. Property, Plants and Equipment

See “-B. Business Overview- Property, Plants, and Equipment.”

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31, US$’000		Variance
	2023	2022	$	%
REVENUE	$24,122	$24,306	$(184)	(0.76)%
COST OF SALES	(11,338)	(11,656)	318	(2.71)%
GROSS PROFIT	12,784	12,650	134	1.06%

Other income, net	126	101	25	24.75%

EXPENSES
Selling and distribution costs	(73)	(70)	(3)	4.29%
Administrative expenses	(1,305)	(668)	(637)	95.37%
Finance costs	(149)	(72)	(77)	106.94%

PROFIT BEFORE INCOME TAX	11,383	11,941	(558)	(4.67)%
Income tax benefit (expenses)	118	(88)	206	(234.09)%

NET PROFIT FOR THE YEAR	11,501	11,853	(352)	(2.97)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,152)	(4,555)	3,403	(74.71)%
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$10,349	$7,298	$3,051	41.81%

	For the Year Ended December 31, US$’000		Variance
	2024	2023	$	%
REVENUE	$15,014	$24,122	$(9,108)	(37.76)%
COST OF SALES	(11,084)	(11,338)	254	(2.24)%
GROSS PROFIT	3,930	12,784	(8,854)	(39.26)%

Other income, net	73	126	(53)	(42.06)%

EXPENSES
Selling and distribution costs	(438)	(73)	(365)	500.00%
Administrative expenses	(1,412)	(1,305)	(107)	8.20%
Finance costs	(150)	(149)	(1)	0.67%

PROFIT BEFORE INCOME TAX	2,003	11,383	(9,380)	(82.40)%
Income tax benefit (expenses)	85	118	(33)	(27.97)%

NET PROFIT FOR THE YEAR	2,088	11,501	(9,413)	(81.85)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,912)	(1,152)	(760)	65.97%
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$176	$10,349	$(10,173)	(98.30)%

Revenue

Our revenue is primarily derived from the production and sales of (i) primarily-processed white tea; (ii) primarily-processed black tea; and (iii) refined tea in mainland China. For the fiscal years ended December 31, 2022, 2023 and 2024, our total revenue amounted to approximately USD24.3 million, USD24.1 million and USD15.0 million, respectively. Our best-selling product was our primarily-processed white tea, the revenue of which amounted to approximately USD20.2 million, USD19.9 million and USD11.2 million, accounting for approximately 83.2%, 82.4% and 74.8% of our total revenue during the same periods, respectively.

Our revenue decreased slightly from approximately USD24.3 million for the year ended December 31, 2022 to approximately USD24.1 million for the year ended December 31, 2023, which was mainly attributable to the decrease in the selling price of our primarily-processed tea products.

Our revenue decreased slightly from approximately USD24.1 million for the year ended December 31, 2023 to approximately USD15.0 million for the year ended December 31, 2024, which was mainly attributable to the sharp decrease in the selling price of our primarily-processed tea products.

The volume of tea products sold, as well as the average selling price per kg for the financial years indicated are as follows:

	Volume of Tea Products Sold			Average Selling Price Per Kg			Revenue of Tea Products Sold
	Kg			USD			USD’000
	Primarily- Processed White Tea	Primarily- Processed Black Tea	Refined Tea	Primarily- Processed White Tea	Primarily- Processed Black Tea	Refined Tea	Primarily- Processed White Tea	Primarily- Processed Black Tea	Refined Tea
FY2022	471,922	98,089	128	43	41	125	20,234	4,056	16
FY2023	488,577	96,307	1,923	41	39	228	19,885	3,798	438
FY2024	487,292	96,477	11,060	23	27	108	11,231	2,584	1,199

For the fiscal year ended December 31, 2024, revenue from primarily-processed white tea decreased by approximately USD8.7 million, or 43.5%, from approximately USD19.9 million in the fiscal year of 2023 to USD11.2 million in the fiscal year of 2024. This decline was primarily driven by a sharp drop in the average selling price, which fell from USD41 per kg to USD23 per kg, amid ongoing economic slowdown in China and a surge in market supply. In recent years, growing demand for white tea led to widespread cultivation in non-traditional regions such as Sichuan and Guizhou, as well as expanded plantations in Fujian Province. By 2024, a significant volume of white tea had entered the market, resulting in oversupply. Additionally, as newly planted tea trees reached maturity, the continued influx of product further pressured transaction prices for fresh leaves and wholesale prices for processed tea.

Revenue from primarily-processed black tea also declined, dropping by approximately USD1.2 million, or 31.9%, from USD3.8 million in the fiscal year of 2023 to USD2.6 million in the fiscal year of 2024. This decrease was similarly driven by a decline in average selling price, from USD39 per kg to USD27 per kg, reflecting weaker consumer demand in the mainland Chinese market.

In contrast, revenue from refined tea grew significantly, increasing from USD438,000 in the fiscal year of 2023 to USD1.2 million in the fiscal year of 2024. This was due to both a sharp rise in sales volume—from 1,923 kg to 11,060 kg—and continued strong pricing at over USD100 per kg, suggesting resilient demand in the premium tea segment.

Overall, total revenue from primarily-processed teas declined markedly, largely due to falling selling prices driven by market oversupply and softening economic conditions in China.

Cost of sales

Our cost of sales mainly consists of (i) plantation costs and (ii) processing costs of our tea products sold. Cost of sales accounted for 48.0%, 47.0% and 73.8% of the Company’s revenue for the fiscal years ended December 31, 2022, 2023 and 2024, respectively.

The Company’s cost of sales for the last three fiscal years is as follows:

	For The Years Ended December 31,
	2023		2022		Variance
	$’000	% Of Cost	$’000	% Of Cost	$’000%
Plantation Cost	—	—	—	—	—	—
Picking Fee	6,954	61.33%	7,241	62.12%	(287)	(3.96)%
Cultivation Cost	1,770	15.61	1,871	16.05	(101)	(5.40)
Fertilizer Cost	1,180	10.41	1,077	9.24	103	9.56
Staff Cost for Patrollers	137	1.21	136	1.17	1	0.74
Management Fee of Tea Garden Managers	159	1.40	163	1.40	(4)	(2.45)
Depreciation of Tea Gardens	843	7.44	828	7.10	15	1.81
Rental of Tea Gardens	8	0.07	8	0.07	0	0
Tax Reduction	(32)	—	—	—	(32)	—

Processing Costs	286	2.52%	331	2.84%	(45)	(13.60)

Total Raw Tea Processing Cost	11,305	99.71%	11,655	99.99%	(350)	(3.00)%

Other Costs	33	0.29%	1	0.01%	32	3200.00%
Total Cost	11,338	100%	11,656	100%	(318)	(2.73)%

	For The Years Ended December 31,
	2024		2023		Variance
	$’000	% Of Cost	$’000	% Of Cost	$’000%
Plantation Cost	—	—	—	—	—	—
Picking Fee	6,914	62.38%	6,954	61.33%	(40)	(0.58)%
Cultivation Cost	1,684	15.20	1,770	15.61	(86)	(4.86)
Fertilizer Cost	1,167	10.53	1,180	10.41	(13)	(1.10)
Staff Cost for Patrollers	135	1.22	137	1.21	(2)	(1.46)
Management Fee of Tea Garden Managers	157	1.42	159	1.40	(2)	(1.26)
Depreciation of Tea Gardens	788	7.11	843	7.44	(55)	(6.52)
Rental of Tea Gardens	23	0.21	8	0.07	15	187.50
Tax Reduction	(130)	—	(32)	—	(98)	306.25

Processing Costs	259	2.34%	286	2.52%	(27)	(9.44)

Total Raw Tea Processing Cost	10,997	99.22%	11,305	99.71%	(308)	(2.72)%

Other Costs	87	0.78%	33	0.29%	52	163.64%
Total Cost	11,084	100%	11,338	100%	(254)	(2.24)%

Plantation cost comprised of picking fees, cultivation costs, fertilizer costs, staff costs for patrollers, management fees of tea garden managers, depreciation of tea gardens, and processing costs.

Picking fees represent the fees paid to the tea garden managers for arranging the local workers to pick the tea leaves in the tea gardens we operate which are calculated based on the weight, type, and grade of the tea leaves picked. Cultivation costs represent the fees paid to the tea garden managers for arranging the local workers to cultivate our tea trees which are based on the number of working days incurred.

Our picking fees exhibited a reduction, transitioning from approximately USD 7.24 million for the fiscal year concluding on December 31, 2022, to around USD 6.95 million for the fiscal year ending on December 31, 2023. Simultaneously, our cultivation costs experienced a modest decline, descending from USD 1.87 million to USD 1.77 million.

Our picking fees remained relatively stable, decreasing marginally from approximately USD 6.95 million for the fiscal year ended December 31, 2023, to approximately USD 6.91 million in 2024. Similarly, our cultivation costs experienced a slight decline from USD 1.77 million to USD 1.68 million over the same period.

For the fiscal year ended December 31, 2024, our total cost of sales decreased by approximately USD 0.25 million, or 2.24%, from approximately USD 11.34 million in 2023 to approximately USD 11.08 million. This reduction was primarily driven by efficiencies in plantation management and a notable tax reduction benefit, despite relatively consistent spending across key cost components such as picking and fertilizer.

However, despite this modest reduction in cost of sales, our gross profit decreased significantly by approximately USD 8.85 million or 69.2%, from approximately USD 12.78 million in 2023 to approximately USD 3.93 million in 2024. Our gross profit margin also declined sharply, falling from 53.0% in 2023 to 26.2% in 2024. This contraction was predominantly attributable to reduced selling prices and volumes for primarily-processed white and black teas, while plantation and processing costs remained largely consistent.

Gross profit and gross profit margin

Gross profit represents the excess of revenue over the cost of sales and our gross profit margin represents gross profit as a percentage of revenue. The following table sets forth the gross profit and gross profit margin by three different segments for the periods indicated:

	For the years ended December 31,
	2023		2022		Variance
	USD’000%		USD’000%		USD’000%
Primarily-Processed White Tea	—	—	—	—	—	—
Revenue	$19,885		$20,234		$(349)	(1.7)%
% of revenue		82.4%		83.2%
Cost of revenue	$9,128		$9,411		$(283)	(3.0)%
% of cost		80.5%		80.7%
Gross profit	$10,757		$10,823		$(66)	(0.6)%
Gross margin		54.1%		53.5%

Primarily-Processed Black Tea
Revenue	$3,798		$4,056		$(258)	(6.4)%
% of revenue		15.7%		16.7%
Cost of revenue	$2,141		$2,242		$(101)	(4.5)%
% of cost		18.9%		19.2%
Gross profit	$1,657		$1,814		$(157)	(8.7)%
Gross margin		43.6%		44.7%

Refined Tea
Revenue	$438		$16		$422	2,637.5%
% of revenue		1.8%		0.1%
Cost of revenue	$69		$6		$66	2,200.0%
% of cost		0.6%		0.03%
Gross profit	$369		$13		$356	2,738.5%
Gross margin		84.2%		81.2%

We observed a moderate augmentation in gross profit, primarily driven by heightened sales of refined tea products, which served to mitigate the impact of declining sales in primarily-processed tea products. For the fiscal years ending December 31, 2022, and December 31, 2023, our gross profit amounted to approximately USD 12.65 million and USD 12.78 million, respectively. Notably, our gross profit margin exhibited an ascent from roughly 52.0% in the fiscal year ending December 31, 2022, to approximately 53.0% in the fiscal year ending December 31, 2023, primarily attributable to the profitability derived from our refined tea products.

	For the years ended December 31,
	2024		2023		Variance
	USD’000%		USD’000%		USD’000%
Primarily-Processed White Tea	—	—	—	—	—	—
Revenue	$11,231		$19,885		$(8,654)	(43.5)%
% of revenue		74.8%		82.4%
Cost of revenue	$8,337		$9,128		$(791)	(8.7)%
% of cost		75.2%		80.5%
Gross profit	$2,894		$10,757		$(7,863)	(73.1)%
Gross margin		25.8%		54.1%

Primarily-Processed Black Tea
Revenue	$2,584		$3,798		$(1,214)	(32.0)%
% of revenue		17.2%		15.7%
Cost of revenue	$2,090		$2,141		$(51)	(2.4)%
% of cost		18.9%		18.9%
Gross profit	$494		$1,657		$(1,163)	(70.2)%
Gross margin		19.1%		43.6%

Refined Tea
Revenue	$1,199		$438		$761	173.7%
% of revenue		8.0%		1.8%
Cost of revenue	$657		$69		$588	852.2%
% of cost		5.9%		0.6%
Gross profit	$542		$369		$173	46.9%
Gross margin		45.2%		84.2%

We observed a notable decline in gross profit, primarily due to a significant drop in sales and profitability of primarily-processed tea products, which was only partially offset by the growth in refined tea sales. For the fiscal years ending December 31, 2023 and 2024, our gross profit amounted to approximately USD 12.78 million and USD 3.93 million, respectively. Our gross profit margin experienced a substantial decrease from approximately 53.0% in the fiscal year ending December 31, 2023, to around 25.9% in the fiscal year ending December 31, 2024. This decline was primarily attributable to reduced margins in primarily-processed white and black tea segments, despite the continued profitability of our refined tea products.

B. Liquidity and Capital Resources

Substantially all of our operations are conducted in mainland China and all of our revenues, expense, and cash are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in mainland China, and, as a result, we may have difficulty in distributing any dividends outside of mainland China due to PRC exchange control regulations which restrict the ability to convert RMB into U.S. Dollars.

Under applicable PRC regulations, foreign-invested enterprises in mainland China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in mainland China is required to set aside at least 10% of its after-tax profit every year as its general reserves based on PRC accounting standards until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves can’t be distributed as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which cannot be distributed to equity owners except upon liquidation. Under PRC law, RMB can be converted into U.S. Dollars under the company’s “current account” (including dividends, trade, and service-related foreign exchange transactions) rather than the “capital account” (including foreign direct investments and loans, without the prior approval of the SAFE).

For retained earnings accrued after such date, the board of directors will declare dividends after considering our operations, earnings, financial condition, the demand for cash and availability and other relevant factors. Any declaration, payment and amount of dividends should be subject to our by-laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition, and results of operations of the Company.

Selected Cash Flow Information

We have fulfilled our working capital needs primarily through cash flows from operating activities. We derived our cash inflows from operating activities principally from the sales of our tea products. The major sources of our cash outflow from operating activities mainly included payments of plantation costs, processing costs, and listing expenses.

We incurred capital expenditures mainly for the acquisition of property, plant, and equipment. We monitor our working capital positions from time to time to ensure that we maintain Sufficient cash resources for our daily operations and capital expenditure needs.

The table below sets forth the cash flow data from the combined statements of cash flows for the periods indicated:

	Year ended December 31
	2022	2023	2024
	USD’000	USD’000	USD’000

Operating activities
Net profit	11,853	11,501	2,088

Adjustments for:
Income tax expense (benefit)	88	(118)	(85)
Depreciation	939	1,111	1,108
Finance costs	72	149	150
Interest income	(65)	(80)	(78)
Operating profit before working capital changes	12,887	12,563	3,183

Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(37)	(106)	91
Trade receivables	913	(95)	233
Prepayments and other current assets	—	(5)	8
Trade payables	—	—	28
Accruals and other payables	(27)	425	(159)
Income tax payable	(158)	(146)	(148)
Cash generated from operating activities	13,578	12,636	3,236

Investing activities
Interest received	65	80	78
Payments for and deposits paid for acquisition of property, plant and equipment	(2)	(1,763)	(258)
Cash used in investing activities	63	(1,683)	(180)

Financing activities
Proceeds from bank borrowings	—	141	—
Repayments from bank borrowings	—	—	(139)
Issue of shares upon listing	—	—	8,050
Share issuance expenses	—	—	(1,166)
Interest paid	(61)	(136)	(137)
Amounts due to related parties	474	609	334
Lease payments	(29)	(29)	(27)
Cash generated from financing activities	384	585	6,915
Increase in cash and cash equivalents	14,025	11,538	9,971
Cash and cash equivalents at the beginning of the year	10,793	23,174	34,166
Effect of exchange rate changes	(1,644)	(546)	(1,122)
Cash and cash equivalents at the end of the year	23,174	34,166	43,015

Supplemental disclosure of cash flows information
Cash paid during the year for income tax	158	146	148
Cash paid during the year for interest	61	136	137

Supplemental disclosure of significant non-cash financing activity:

During the year ended December 31, 2024, the settlement of bank overdraft of $2,545,000 were though the amount due to Mr. CHUN SUN WONG, the controlling shareholder of the Company.

Operating Activities

Our cash generated from operating activities was primarily derived from the receipts of sales of our tea products, while cash used in operating activities mainly comprised payments for plantation costs, processing expenses, and other operating and listing-related expenditures.

For the year ended December 31, 2022, we had net cash inflows from operating profit before working capital change of approximately USD12.89 million and net cash inflows from operating activities of approximately USD13.74 million. The difference of approximately USD0.85 million was primarily attributable to the decrease in trade receivables of approximately USD0.91 million as a result of improved credit sales collection during the period.

For the year ended December 31, 2023, we recorded net cash inflows from operating profit before working capital changes of approximately USD 12.56 million and net cash generated from operating activities of approximately USD 12.64 million. The minimal difference between these figures reflects relatively stable working capital movements, including increased accruals and limited fluctuations in trade receivables.

For the year ended December 31, 2024, our net cash inflows from operating profit before working capital changes decreased significantly to approximately USD 3.18 million, and net cash generated from operating activities declined to approximately USD 3.24 million. This substantial reduction was primarily due to the sharp decline in profit before tax, which fell from USD 11.38 million in 2023 to USD 2.00 million in 2024, reflecting weakened overall sales performance and profitability.

Investing Activities

Our cash used in/generated from investing activities primarily consisted of (i) payments for the acquisition of property, plant, and equipment, and (ii) bank interest received.

For the year ended December 31, 2022, our net cash generated from investing activities was approximately USD63,000, primarily due to the receipt of USD65,000 in bank interest.

For the year ended December 31, 2023, our net cash used in investing activities was approximately USD 1.68 million, primarily due to payments of approximately USD 1.76 million for the acquisition of property, plant, and equipment, partially offset by bank interest received of approximately USD 80,000.

For the year ended December 31, 2024, our net cash used in investing activities significantly decreased to approximately USD 180,000. This was primarily attributable to the minimal capital expenditure of approximately USD 258,000 for the acquisition of property, plant, and equipment during the year, while bank interest received remained stable at around USD 78,000.

Financing Activities

Our cash used in/generated from financing activities primarily consisted of (i) proceeds from the issuance of shares upon listing, (ii) advances from related parties, and (iii) bank borrowings.

For the year ended December 31, 2022, our net cash from financing activities was approximately USD0.38 million, which was mainly due to (i) our lease payments of approximately USD0.03 million, (ii) interest payments of approximately USD0.06 million, and (iii) advances from related parties of approximately USD0.47 million.

For the year ended December 31, 2023, our net cash generated from financing activities was approximately USD 0.59 million, mainly due to (i) proceeds from short-term bank borrowings of approximately USD 0.14 million, and (ii) borrowings from related parties of approximately USD 0.61 million, partially offset by lease and interest payments.

For the year ended December 31, 2024, our net cash generated from financing activities significantly increased to approximately USD 6.92 million. This was primarily attributable to the proceeds of approximately USD 8.05 million from the issuance of shares upon listing, partially offset by related share issuance expenses of USD 1.17 million and minor repayments to related parties and interest.

The substantial year-on-year increase reflects the impact of our successful listing during 2024, which provided a major boost to our financing inflows.

Banking facilities

Total banking facilities available to the Group amounting to not less than US$2,570,000, US$6,519,000 and Nil as of December 31, 2022, 2023 and 2024 are secured by:

–	a deed of charge over deposits executed by a related company for the bank overdrafts; and

–	guarantees from a subsidiary of the Company and a director of the Company for the short-term bank borrowings.

As of December 31, 2022 and 2023, the Group had utilized the facilities in the amount of approximately US$2,565,000 and US$2,686,000 respectively.

During the year ended December 31, 2024, the Group repaid all bank loans and cancelled all the banking facilities. Therefore, there was no banking facilities available to the Group as of December 31, 2024.

C. Research and Development, Patents and Licenses, etc.

See “Item 3. Key Information- PRC Government Permissions and Approvals” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Significant Accounting Policies — Recently Issued Accounting Pronouncements” of our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dezhi Liu	56	Chief Executive Officer and Chairman of the Board of Directors
Bangjie Hu	29	Chief Financial Officer
Zhuo Wang	37	Director
Swee Leng Seng	62	Independent Director
Jingwei Zhang	36	Independent Director
Kenneth Kei Biu Cheng	41	Independent Director

The following is a brief biography of each of our executive officers and directors:

Dezhi Liu — Mr. Dezhi Liu has served as Chief Executive Officer since November 2011 and served as the Chairman of the Board of Director since April 2020. Mr. Liu has served as director and general manager from September 2015 through present of Fujian MDH. He served at General Manager Office from July 2013 through August 2015 of Fujian QJ. He was Chief of the Credit Department from October 1996 through January 2012 of Agricultural Bank of China Zhenjiang Qili Branch. He served as chief accountant at Zhenyang Road Office of Agricultural Bank of China in Zhenjiang City from September 1989 through September 1996. Mr. Liu received his diploma of Finance from Jiangsu Zhenjiang College in July 1989.

Bangjie Hu — Bangjie Hu has been our Chief Financial Officer since May 2023. Previously, Bangjie Hu served as an Investment Manager at Alpha Management Consulting Co., Ltd. from July 2022 through May 2023. From May 2021 through July 2022, Bangjie Hu was a Cost Accounting Manager at United Winners Laser Co., Ltd. (SSE: 688518) and from February 2019 through February 2021, Bangjie Hu was a Cost Accounting Supervisor at Insitu Construction (Group) Pty Ltd. Bangjie Hu holds a Master of Financial Analysis from the University of New South Wales and a Bachelor of Commerce in Finance & Economics from the University of Sydney. We believe that Bangjie Hu is qualified to serve as our Chief Financial Officer in light of his experience working in finance and his significant experience preparing financial reports.

Zhuo Wang — Mr. Zhuo has served as our Director since December 21, 2022. He has served as director from April 2018 through the present of Mingzhu Logistics Holdings Limited, a Nasdaq listed company with operations in mainland China, and Metal Sky Star Acquisition Corporation, also a Nasdaq listed company, as head of the audit committee from June 2021 through the present. Mr. Zhuo graduated from Babson College in 2010 with a Bachelor of Science in Business Management.

Swee Leng Seng — Mr. Seng has served as the Company’s independent director since March 29, 2024. Most recently, Mr. Seng has served as a consultant to Capital Group, an agricultural group in mainland China. Earlier, from August 2017 through December 2018, he served as Chief Executive Officer of Suprima Group, a Sydney, Australia based bakery wholesaler to Subway, Pizza Hut and Hungry Hacks. He was Chief Financial Officer of SHIPSFOCUS GROUP in Singapore from April 2016 to July 2017 and a corporate advisor to Temasek International in Singapore from January 2015 to February 2016. Mr. Seng has had senior management roles at United Dairy Group, JAPFA COMFEED international (a subsidiary of Ometraco corporation) and AustAsia Group, among others. He began his career as a staff accountant at Arthur Andersen in Singapore and as a tax accountant at Bradshaw Judd & Collins Chartered Accountants in Perth, Australia. He received a Bachelor of Business Studies in 1986 and a Graduate Diploma of Business in 1988, both from Edith Cowan University in Western Australia, and a Masters in Business Administration in 1993 from Heriot-Watt University of Edinburgh in Scotland. We believe Mr. Seng is qualified to serve as our director due to his many decades of senior leadership and financial oversight experience throughout Australia and the Far East.

Jingwei Zhang — Mr. Zhang has served as the Company’s independent director since March 29, 2024. He has been Chief Financial Officer of Mingzhu Logistics Holdings Limited, a Nasdaq listed company with operations in mainland China from April 2018 through the present. He has simultaneously served as a director of Nantai International Inc., an OTC quoted company with operations in Mainland China from October 2020 through the present and as Finance Director of Shenzhen Yangang Mingzhu Freight Industry Co., Ltd. from December 2016 through the present. He has had accounting roles in ERI Management Limited in mainland China and with St Plum-Blossom Press Pty. Ltd. in Melbourne, Australia. Mr. Zhang graduated with an Associate Degree of Business Administration from City University of Hong Kong in 2008 and a Bachelors of Business and Commerce in Accounting from Monash University in Melbourne, Australia in 2011. We believe Mr. Zhang is qualified to serve as a Director in our Company due to his extensive experience in accounting and financial reporting among multiple mainland China-based businesses and his prior public-company director roles.

Kenneth Kei Biu Cheng — Mr. Cheng has served as the Company’s independent director since March 29, 2024. Mr. Cheng has over 15 years of experience in accounting, finance and operations. He is currently an independent consultant taking a VP Finance role in the venture capital industry. Between 2021 and 2023, he served as the Senior Director of Finance and Operations at Race Capital, a venture capital firm based in Silicon Valley in California. Between 2016 and 2021 he served as a Controller at 500 Startups, a global venture capital firm and accelerator program. He also had seven years of experience with public accounting firms including PricewaterhouseCoopers and KPMG. Mr. Cheng holds a Bachelor’s Degree in Economics from University of California, Berkeley. He also holds the chartered financial analyst designation and is a certified public accountant (inactive) in California. We believe Mr. Cheng is qualified to serve as a Director of our Company based on his extensive experience with start-up enterprise and accounting, finance and operations experience.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

As of December 31, 2024, we paid an aggregate of approximately $72,000 to our executive officers and directors and we did not make any compensation payments to our independent directors. For the fiscal year ended December 31, 2023, we did not make any compensation payments to our directors.

C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction is considered. Our directors may exercise all of the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

Director Independence

Our board has reviewed the independence of our directors, applying Nasdaq independence standards. Based on this review, the board determined that each Swee Leng Seng, Jingwei Zhang, and Kenneth Kei Biu Cheng is “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee director candidates has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, our independent directors meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Swee Leng Seng, Jingwei Zhang, and Kenneth Kei Biu Cheng, and is chaired by Kenneth Kei Biu Cheng. Swee Leng Seng, Jingwei Zhang, and Kenneth Kei Biu Cheng each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Capital Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Kenneth Kei Biu Cheng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Swee Leng Seng, Jingwei Zhang, and Kenneth Kei Biu Cheng, and is chaired by Swee Leng Seng. Swee Leng Seng, Jingwei Zhang, and Kenneth Kei Biu Cheng each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Capital Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee consists of Swee Leng Seng, Jingwei Zhang, and Kenneth Kei Biu Cheng, and is chaired by Jingwei Zhang. Swee Leng Seng, Jingwei Zhang, and Kenneth Kei Biu Cheng each satisfies the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Capital Market. The nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees. A copy of this code is filed herewith and is available on our website. We intend to disclose on our website any amendments to the Code of Business Conduct and Ethics and any waivers of the Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions.

Corporate Governance

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we do follow home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to Nasdaq Rule 5635, including:

●	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of stock option plans.

●	Exemption from the requirement to obtain shareholder approval prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company.

●	Exemption from the requirement to obtain shareholder approval prior to the issuance of securities in connection with acquisition of the stock or assets of another company.

●	Exemption from the requirement to obtain shareholder approval for transactions other than public offerings conducted at an issuance price that is less than the Nasdaq Minimum Price and involve the issuance or potential issuance of ordinary shares (or securities convertible into or exercisable for ordinary shares) which equal 20% or more of the outstanding ordinary shares or 20% or more of the voting power outstanding before the issuance.

Although we rely on home country corporate governance practices in lieu of Nasdaq Rule 5635, c we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii).

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K, disclosing significant events within four days of their occurrence.

●	Exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are mandatorily subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all of the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Agreements with Named Executive Officers

Employment Agreement with Dezhi Liu

The Company entered into an employment agreement with Dezhi Liu on November 13, 2020. Pursuant to the employment agreement, Mr. Liu was appointed Chief Executive Officer of the Company for an initial term of one year, automatically renewable for additional one year terms unless Mr. Liu’s employment terminates pursuant to the terms of the agreement. Mr. Liu’s responsibilities under the agreement include all of the duties and responsibilities associated with a Chief Executive Officer of a U.S.-listed public company with primary operations in the People’s Republic of China. As Chief Executive Officer of the Company, Mr. Liu is primarily responsible for overseeing the implementation of the Company’s business strategy, as well as all tasks and responsibilities normally associated with the offices of Chief Executive Officer of an agricultural provider of similar size and nature to the Company. During the term of his employment, Mr. Liu reports to and is responsible to the Company’s board of directors.

Mr. Liu is entitled under the agreement to a pre-tax base salary of US$3,000 per month as well as potential cash bonus or equity incentives in the Company, in each case pursuant to the discretion of the board of directors. The Company may terminate Mr. Liu’s employment for cause at any time, without notice or renumeration, if Mr. Liu is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement; is grossly negligent or acts dishonestly to the detriment of the Company; has engaged in actions amounting to willful misconduct; or breaches the non-competition, non-solicitation and non-disparagement provisions and other customary employment covenants.

The Company has agreed to indemnify Mr. Liu, to the maximum extent provided under applicable law, from and against any expenses, including reasonable attorneys’ fees, judgments, fines, settlements and other legally permissible amounts incurred in connection with any proceeding arising out of, or related to, his performance of his Chief Executive Officer responsibilities.

Employment Agreement with Bangjie Hu

The Company entered into an employment agreement with Bangjie Hu on May 25, 2023. Pursuant to the employment agreement, Mr. Hu was appointed Chief Financial Officer of the Company for an initial term of one year, automatically renewable for additional one year terms unless Mr. Liu’s employment terminates pursuant to the terms of the agreement. Mr. Hu’s responsibilities under the agreement include all of the duties and responsibilities associated with a Chief Financial Officer of a U.S.-listed public company with primary operations in the People’s Republic of China. As Chief Financial Officer of the Company, Mr. Hu is primarily responsible for all financial and strategic aspects of the business of the Company, including the review of the financial operations and financial statements of the Company, as well as all tasks and responsibilities normally associated with the offices of Chief Financial Officer of an agricultural producer of similar size and nature to the Company. During the term of his employment, Mr. Hu reports to and is responsible to the Company’s board of directors.

Mr. Hu is entitled under the agreement to a pre-tax base salary of US$3,000 per month as well as potential cash bonus or equity incentives in the Company, in each case pursuant to the discretion of the board of directors. The Company may terminate Mr. Hu’s employment for cause at any time, without notice or renumeration, if Mr. Hu is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement; is grossly negligent or acts dishonestly to the detriment of the Company; has engaged in actions amounting to willful misconduct; or breaches the non-competition, non-solicitation and non-disparagement provisions and other customary employment covenants.

The Company has agreed to indemnify Mr. Hu, to the maximum extent provided under applicable law, from and against any expenses, including reasonable attorneys’ fees, judgments, fines, settlements and other legally permissible amounts incurred in connection with any proceeding arising out of, or related to, his performance of his Chief Financial Officer responsibilities.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth, as of the date of this annual report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 22,012,500 Ordinary Shares issued and outstanding.

	Ordinary Shares Beneficially Owned
	Beneficially	Percent
Directors and Executive Officers:
Mr. Zhuo Wang(1)	5,600,000	25.4%
Mr. Bangjie Hu(2)	—	—
Mr. Dezhi Liu(5)	—	—
Zhuo Wang	—	—
Swee Leng Seng	—	—
Jingwei Zhang	—	—
Kenneth Kei Biu Cheng	—	—
All directors and executive officers as a group (seven individuals):	5,600,000	25.4%
Other ≥ 5% Beneficial Owners
Mr. Wong(3)	9,400,000	42.7%
Mr. Zhuo Wang(1)	5,600,000	25.4%
Mr. Fong(4)	2,000,000	11.0%
All ≥ 5% Beneficial Owners as a group	17,000,000	79.1%

(1)	Mr. Wang is a member of the Board of Directors of the Company. These shares are held by WZ Global (BVI) Limited, a company incorporated in the British Virgin Islands. WZ Global (BVI) Limited is 100% owned by Mr. Zhuo Wang, who is the sole shareholder and director of WZ Global (BVI) Limited.

(2)	Mr. Hu is the Chief Financial Officer of the Company.

(3)	These shares are held by PLENTIFUL THRIVING LIMITED, a company incorporated in the British Virgin Islands. PLENTIFUL THRIVING LIMITED is 100% owned by Mr. Wong, who is the sole shareholder and director of PLENTIFUL THRIVING LIMITED.

(4)	These shares are held by AFFLUENT KIND LIMITED, a company incorporated in the British Virgin Islands. AFFLUENT KIND LIMITED is 100% owned by Mr. Fong, who is the sole shareholder and director of AFFLUENT KIND LIMITED.

(5)	Mr. Liu is the Chief Executive Officer of the Company.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Amounts due to related parties

	As of December 31,
Name of related parties	2023	2024
	USD’000	USD’000
Mr. CHUN SUN WONG	284	586
Mr. ZHUO WANG	838	836
	1,122	1,422

Mr. CHUN SUN WONG is the controlling shareholder of the Group. The amounts due to him are unsecured, interest-free and repayable on demand.

Mr. ZHUO WANG is the shareholders of the Group. The amount due to him is unsecured, interest-free and repayable on demand.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. As of the date hereof, neither we nor any of our subsidiaries is a party to any pending legal proceedings, nor are we aware of any such proceedings threatened against us or our subsidiaries.

Dividend Policy

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC Subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC Subsidiaries to pay dividends to us. See “Item 3. Key Information - 3.D. Risk Factors-Restrictions under PRC law on our PRC Subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits and/or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see “Item 10. Additional Information – E. Taxation” of this annual report for information on the potential tax consequences of any cash dividends declared.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ORIS.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ORIS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Amended and Restated Memorandum and Articles of Association

We have adopted an amended and restated memorandum and articles of association, which became effective in connection with our initial public offering. The following are summaries of certain material provisions of the amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit and/or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by the Board. A general meeting or any class meeting may also be held by means of such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting constitutes presence at such meeting.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C. Material Contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

D. Exchange Controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits. Other than that, there is no restrictions on our ability to transfer cash to investors. See “Item 3. Key Information - Transfers of Cash between Our Company and Our Subsidiaries” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Restrictions under PRC law on our PRC Subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.”

E. Taxation

The following summary of material Cayman Islands, mainland China and U.S. federal income tax consequences of an investment in Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares except those which hold interests in land in the Cayman Islands.

The Company been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, being March 17, 2021, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding, in whole or in part of, any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Mainland China Taxation

Under the PRC EIT Law and its implementation rules, an enterprise established outside mainland China with a “de facto management body” within mainland China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of mainland China-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by mainland China enterprises or mainland China enterprise groups, not those controlled by mainland China individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a mainland China enterprise or a mainland China enterprise group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside mainland China. As a holding company, its sole asset is its share ownership of its direct subsidiary, a Hong Kong company, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside mainland China. As such, we do not believe that our Company meets all of the conditions above or is a mainland China resident enterprise for mainland China tax purposes. However, the tax resident status of an enterprise is subject to determination by the mainland China tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a mainland China resident enterprise for mainland China enterprise income tax purposes, a number of unfavorable mainland China tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-mainland China enterprise shareholders. In addition, non-resident enterprise shareholders may be subject to mainland China tax on gains realized on the sale or other disposition of ordinary shares, as if such income is treated as sourced from within mainland China. Furthermore, if we are deemed a mainland China resident enterprise, dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to mainland China tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-mainland China shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

United States Federal Income Taxation Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. holder (as defined below) that acquires our Ordinary Shares and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our Ordinary Shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of individuals and other non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a mainland China “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the Ordinary Shares is subject to tax in mainland China, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and mainland China may elect to treat the gain as mainland China source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any mainland China tax imposed on the disposition of the Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as mainland China source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our Ordinary Shares, provided that the Ordinary Shares are regularly traded on the Nasdaq Capital Market.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 3. Key Information-Corporate History and Structure.”

J. Annual report to Security Holders

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

All of our revenues and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the RMB has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the RMB to depreciate by approximately 2% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates and fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

Inflation Risk

We are also exposed to inflation risk. Inflationary factors, such as increases in labor costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remains unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-274976), as amended, including the annual report contained therein, which registered 1,750,000 Ordinary Shares and was declared effective by the SEC on September 30, 2024, for our initial public offering, which closed on October 18, 2024, at an initial offering price of US$4.00 per Ordinary Share. US Tiger Securities, Inc. was the representative of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, the Company sold a total of 1,750,000 Shares at an offering price of $4.00 per share for gross proceeds of $7,000,000. By letter dated October 21, 2024, the underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the IPO.

As of the date of this annual report, we have utilized approximately US$6.25 million of the net proceeds from our initial public offering to cover listing-related expenses and for general corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our IPO and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified deficiencies  that has been identified related to lack of review procedures within the financial reporting procedures, lack of formal process in respect of impairment assessment on long lived assets, lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and lack of formal process in respect of monitoring related parties and their respective transactions.

To remedy the identified deficiencies , we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures, on a more regular basis, in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firms which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling accounting and financial reporting processes and complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business - If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023 due to deficiencies identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

(c) Attestation report of the registered public accounting firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Swee Leng Seng, Jingwei Zhang, and Kenneth Cheng, and is chaired by Kenneth Cheng. Swee Leng Seng, Jingwei Zhang, and Kenneth Cheng each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Kenneth Cheng qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics is attached as an exhibit to this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.mdhtea.cn/.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by PKF Littlejohn LLP, our independent registered public accounting firm for the periods indicated.

	For the Years Ended December 31,
	2024	2023
Audit fees (1)	$190,000.00	$220,000.00
Audit-Related fees	—	—
Tax fees	—	—
All other fees (2)	—	—
Total	$190,000.00	$220,000.00

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The audit committee of our board of directors has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit, tax, and non-audit services provided by PKF Littlejohn LLP in the fiscal years as described above. Consistent with our audit committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. The full audit committee approves proposed services and fee estimates for these services. One or more independent directors serving on the audit committee may be delegated by the full audit committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full audit committee at its next scheduled meeting. Pursuant to these procedures, the audit committee approved the foregoing audit services provided by PKF Littlejohn LLP.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

Currently, we follow home country practice with respect to certain aspects our corporate governance. Specifically, we have elected to follow home country practice in lieu of the shareholder approval rules in Nasdaq Rule 5635. See “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to the Ordinary Share - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our head of cybersecurity, is responsible for

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3. Key Information - D. Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the head of cybersecurity will present them to the board of directors for their review and approval.

Our head of cybersecurity leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures.

Our head of cybersecurity and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

Part III

Item 17. FINANCIAL STATEMENTS

Item 18. See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Oriental Rise Holdings Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.2	Amended and Restated Memorandum of Association of Oriental Rise Holdings Limited (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on November 14, 2023)

2.3	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on November 14, 2023)

4.1	Employment Agreement with Dezhi Liu (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.2	Employment Agreement with Bangjie Hu (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on January 25, 2024)

4.4	English Translation of Form of Agreement for the Transfer of Contractual Management Rights of Tea Garden with Zhaizhong Township (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.5	English Translation of Form of Collective Forest Right Transfer Agreements with Zhaizhong Township (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.6	English Translation of Form of Agreement for the Transfer of Contractual Management Rights of Tea Garden with Huangbai Township (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.7	English Translation of Form of Collective Forest Right Transfer Agreements with Huangbai Township (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.8	English Translation of Form of Tea Garden Management Agreements between the Company and the Individual Tea Garden Managers (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.9	English Translation of Letter of Intent between the Company and Management Committee of the Zherong Tea Industrial Zone (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.10	English Translation of Changguan Village Framework Agreement between the Company and Changguan Village Committee of Huangbai Township, Zherong County (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.11	English Translation of Collective Forest Right Transfer Agreement between the Company and Changguan Village Committee, Zherong County (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.12	English Translation of Letter of Intent between the Company and Changguan Village Committee of Huangbai Township, Zherong County (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.13	English Translation of Shakengli Village Framework Agreement between the Company and Shakengli Village Committee, Huangbai Township, Zherong County (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.14	English Translation of First Shakengli Village Contractual Management Rights Agreement between the Company and Shakengli Village Committee, Zherong County (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.15	English Translation of Ruanling Village Collective Forest Right Transfer Agreement between the Company and Ruanling Village Committee, Zherong County (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.16	English Translation of Xiaping Village Collective Forest Right Transfer Agreement between the Company and Xiaping Village Committee, Zherong County (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.17	English Translation of Youjiabian Village Collective Forest Right Transfer Agreement between the Company and Youjiabian Village Committee, Zherong County (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.18	English Translation of a Tripartite Land Use Agreement among the Company, the People’s Government of Zherong County and Houlong Village Committee of Zhaizhong Township (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.19	English Translation of Land Lease Agreement between the Company and Houlong Village Committee of Zhaizhong Township, Zherong County and its amendment (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.20	English Translation of Lease Agreement between the Company and Houlong Village Committee, Zherong County (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.21	English Translation of Lease Agreement between the Company and an independent third party (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.22	English Translation of Framework agreements (Product Sales Contract) between the Company and Fujian Pingfu Tea Co., Ltd., the Company’s largest tea business operator customer (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

11.2*	Insider Trading Policies

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Rise Holdings Limited

By:	/s/ Dezhi Liu
	Name:	Dezhi Liu
	Title:	Chief Executive Officer

Date: April 30, 2025

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
ORIENTAL RISE HOLDINGS LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Oriental Rise Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Oriental Rise Holdings Limited (a Cayman Islands exempted company with limited liability) and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP

We have served as the Company’s auditor since 2022.

London, United Kingdom

April 30, 2025

PCAOB ID: 2814

Oriental Rise Holdings Limited
Consolidated statements of financial position
As of December 31, 2023 and 2024
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		As of December 31,
	Note	2023	2024
		USD’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	8	36,711	43,015
Trade receivables	9	936	681
Inventories	10	2,014	1,869
Prepayments and other current assets		10	1
Total current assets		39,671	45,566

Property, plant and equipment, net	11	27,375	25,691
Deposits paid for acquisition of property, plant and equipment	12	—	103
Right-of-use assets	13	186	164
Deferred tax assets	14	488	596
Total non-current assets		28,049	26,554
Total assets		67,720	72,120

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	8	2,545	—
Short-term bank borrowings	18	141	—
Trade payables	15	—	28
Accruals and other payables	16	529	357
Amounts due to related parties	17	1,122	1,422
Lease liabilities, current portion	13	16	17
Income tax payable		125	13
Total current liabilities		4,478	1,837

Lease liabilities, non-current portion	13	200	179
Total non-current liabilities		200	179
Total liabilities		4,678	2,016

Shareholders’ equity
Ordinary shares (US$0.0008 par value, 125,000,000 shares authorized, 20,000,000 shares issued and outstanding as of December 31, 2023 and US$0.0008 par value, 125,000,000 shares authorized, 22,012,500 shares issued and outstanding as of December 31, 2024)	19	16	18
Receivables from shareholders		(3,210)	(3,210)
Share premium	19	4,861	11,745
Retained profits		62,619	64,707
Accumulated other comprehensive loss		(3,783)	(5,695)
Other reserves	19	2,539	2,539
Total shareholders’ equity		63,042	70,104
Total liabilities and shareholders’ equity		67,720	72,120

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Consolidated statements of operations
For the years ended December 31, 2022, 2023 and 2024
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		Year ended December 31
	Note	2022	2023	2024
		USD’000	USD’000	USD’000
Revenues from sales of product	3	24,306	24,122	15,014
Cost of sales		(11,656)	(11,338)	(11,084)
Gross profit		12,650	12,784	3,930

Operating expenses:
Selling and distribution costs		(70)	(73)	(438)
Administrative expenses		(668)	(1,305)	(1,412)
Total operating expenses		(738)	(1,378)	(1,850)

Operating profit		11,912	11,406	2,080

Other income and loss, net	4	101	126	73
Finance costs	5	(72)	(149)	(150)
Profit before taxation	6	11,941	11,383	2,003
Income tax (expense) benefit	7	(88)	118	85
Net profit for the year		11,853	11,501	2,088

Earnings per share
Basic and diluted (USD)		0.99	0.96	0.17

Weighted-average number of shares
Basic		12,000,000	12,000,000	12,410,651
Diluted		12,000,000	12,000,000	12,410,651

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Consolidated statements of comprehensive income
For the years ended December 31, 2022, 2023 and 2024
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	Year ended December 31
	2022	2023	2024
	USD’000	USD’000	USD’000
Net profit for the year	11,853	11,501	2,088

Other comprehensive loss, net of tax:
Foreign currency translation adjustment	(4,555)	(1,152)	(1,912)
Other comprehensive loss	(4,555)	(1,152)	(1,912)
Total comprehensive income for the year	7,298	10,349	176

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Consolidated statements of changes in equity
For the years ended December 31, 2022, 2023 and 2024
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

	Share capital		Receivables from shareholders	Share premium	Accumulated other comprehensive Income	Merger reserve	Capital reserve	Statutory reserve	Retained profits	Total
	USD’000		USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At 1/1/2022	10	*^	(10)*^	1,667	1,924	1	2,291	247	39,265	45,395
Profit and total comprehensive income for the year	—		—	—	(4,555)	—	—	—	11,853	7,298
At 31/12/2022	10	*^	(10)*^	1,667	(2,631)	1	2,291	247	51,118	52,693

Issuance of new shares	6		(3,200)	3,194	—	—	—	—	—	—
Profit and total comprehensive income for the year	—		—	—	(1,152)	—	—	—	11,501	10,349
At 31/12/2023	16		(3,210)	4,861	(3,783)	1	2,291	247	62,619	63,042

Issuance of new shares	2		—	6,884	—	—	—	—	—	6,886
Profit and total comprehensive income for the year	—		—	—	(1,912)	—	—	—	2,088	176
At 31/12/2024	18		(3,210)	11,745	(5,695)	1	2,291	247	64,707	70,104

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 10, 2023 (Note 19).

^	Giving retroactive effect to the subdivision of shares effected on September 27, 2023 (Note 19).

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Consolidated statements of cash flows
For the years ended December 31, 2022, 2023 and 2024
(all amounts in thousands of USD)

	Year ended December 31
	2022	2023	2024
	USD’000	USD’000	USD’000
Operating activities
Net profit	11,853	11,501	2,088

Adjustments for:
Income tax expense (benefit)	88	(118)	(85)
Depreciation	939	1,111	1,108
Finance costs	72	149	150
Interest income	(65)	(80)	(78)
Operating profit before working capital changes	12,887	12,563	3,183

Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(37)	(106)	91
Trade receivables	913	(95)	233
Prepayments and other current assets	—	(5)	8
Trade payables	—	—	28
Accruals and other payables	(27)	425	(159)
Income tax payable	(158)	(146)	(148)
Cash generated from operating activities	13,578	12,636	3,236

Investing activities
Interest received	65	80	78
Payments for and deposits paid for acquisition of property, plant and equipment	(2)	(1,763)	(258)
Cash used in investing activities	63	(1,683)	(180)

Financing activities
Proceeds from bank borrowings	—	141	—
Repayments of bank borrowings	—	—	(139)
Issue of shares upon listing	—	—	8,050
Share issuance expenses	—	—	(1,166)
Interest paid	(61)	(136)	(137)
Amounts due to related parties	474	609	334
Lease payments	(29)	(29)	(27)
Cash generated from financing activities	384	585	6,915
Increase in cash and cash equivalents	14,025	11,538	9,971
Cash and cash equivalents at the beginning of the year	10,793	23,174	34,166
Effect of exchange rate changes	(1,644)	(546)	(1,122)
Cash and cash equivalents at the end of the year	23,174	34,166	43,015

Supplemental disclosure of cash flows information
Cash paid during the year for income tax	158	146	148
Cash paid during the year for interest	61	136	137

Supplemental disclosure of significant non-cash financing activity:

During the year ended December 31, 2024, the settlement of bank overdraft of $2,545,000 were though the amount due to Mr. CHUN SUN WONG, the controlling shareholder of the Company.

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

1. Description of Business

Oriental Rise Holdings Limited (the “Company”) was incorporated and registered on 25 January 2019 in the Cayman Islands as an exempted company with limited liability under the Companies Act (As Revised), Cap. 22 of the Cayman Islands. The registered office of the Company is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. On 17 October 2024, the Company completed the initial public offering (“IPO”) in the Nasdaq Stock Exchange (stock code: ORIS) by issuance of 1,750,000 shares at an offering price of US$4.00 per share, with gross proceeds of US$7,000,000. Under the Underwriting Agreement, the underwriters had the option to purchase up to 262,500 additional Ordinary Shares (the “Over-allotment Shares”) pursuant to the “Over-allotment Option” as described in the Underwriting Agreement. By letter dated October 21, 2024, the underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the IPO.

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

The Company is an investment holding company. The Company and its wholly-owned subsidiaries now comprising the Group are principally engaged in production and trading of primarily-processed teas and/or refined teas in the People’s Republic of China (“PRC”). Details of the Company’s wholly-owned subsidiaries are set out in below:

	Place of		Issued and	Percentage of ownership interest/voting power/profit sharing
	incorporation and	Date of incorporation/	paid up capital/registered	As of December 31		At of date of this	Principal
Name	operation	establishment	capital	2023	2024	report	activities
Wisdom Navigation Limited (“Wisdom Navigation”)	BVI	15 November 2018	USD100/ USD50,000	100%	100%	100%	Investment holding
East Asia Enterprise Limited	Hong Kong	8 October 2012	HK$10,000/ HK$10,000	100%	100%	100%	Investment holding
福建閩東紅茶業科技有限公司 Fujian Min Dong Hong Tea Industrial Technical Company Limited*	PRC	24 May 2013	HK$29,670,000/ HK$35,000,000	100%	100%	100%	Sales of refined teas
福建省青菁農業綜合開發有限公司 Fujian Qing Jing Agricultural Development Company Limited*	PRC	26 May 2008	RMB 3,060,000/ RMB 3,060,000	100%	100%	100%	Processing of tea leaves and wholesale primarily- processed teas

Notes:

All companies now comprising the Group have adopted December 31 as their financial year end date.

*:	The English names of these companies represent the best effort made by the directors of the Company to translate the Chinese names as these companies have not been registered with any official English names.

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

2(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions. Items subject to such estimates and assumptions include the useful lives of fixed assets, incremental borrowing rates used in leases, impairment of long lived assets and the valuation of financial instruments and inventories are determined as not significant.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The Company’s results can also be affected by economic, political, legislative, regulatory and legal actions. Economic conditions, such as inflation, interest and monetary exchange rates, and government fiscal policies, can have a significant effect on operations. While the Company maintains reserves for anticipated liabilities and carries various levels of insurance, the Company could be affected by civil, criminal, environmental, regulatory or administrative actions, claims, or proceedings.

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

2(h) Impairment of long-lived assets

Long-lived assets include property, plant and equipment and ROU are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not record any impairment losses for the years ended December 31, 2022, 2023 and 2024.

2(i) Financial Instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, trade receivables, prepayments and other current assets, bank overdraft, short-term bank borrowings, accruals and other payables and amount due from/to related parties. The carrying values of the Group’s financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms. The Group has no derivative financial instruments.

2(j) Trade Receivables and Allowance for Credit Losses

Trade receivables are stated at the amount the Group expects to collect. The Group maintains allowances for credit losses. Management considers the following factors when determining the collectability of trade receivables: economic environment, historical experience, creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for credit losses is made and recorded into administrative expenses based on the aging of trade receivables and on any specifically identified receivables that may become uncollectible. Trade receivables which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group takes a write-off of the account balances when the Group can demonstrate all means of collection on the outstanding balances have been exhausted. Volatility in market conditions and evolving credit trends are difficult to predict and may cause variability and volatility that may have an impact on our allowance for credit losses in future periods. There was no allowance for credit losses or write-off during the years ended December 31, 2022, 2023 and 2024.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
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

2(l) Income Taxes

Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2023 and 2024, the Group had no uncertain income tax position. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax liabilities (if any) in interest expenses and administrative expenses, respectively.

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

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(m) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, lawsuits, and tax disputes. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. As of December 31, 2023 and 2024, the Group had no such potential material loss contingency.

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

As of December 31, 2023 and 2024, the carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments

2(o) Foreign currency translation

All of the Group’s operations are conducted in the PRC and as a result, the functional currency of the Group is the Chinese Renminbi (“RMB”). The presentation currency of the Group is the USD.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheet date. Transactions in currencies other than the functional currency are converted into the functional currency at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the statements of operations.

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

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(p) Recently Issued Accounting Pronouncements

(i)	Recently adopted accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. The Group adopted this ASU from January 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. The Group adopted this ASU from January 1, 2024, which did not have a material impact on the Group’s consolidated financial statements.

(ii)	Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in our consolidated financial statements, once adopted. This ASU is currently not expected to have a material impact on the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). This ASU requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

3. Revenue and segment information

Revenue

The Group’s revenue was generated from production and trading of primarily-processed teas and refined teas in the PRC. Disaggregation of revenue from contracts with customers recognized at a point in time is as follows:

	Year ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000
Sales of primarily-processed white teas
Premium-grade	3,494	3,578	1,783
First-grade	6,224	5,806	3,260
Second-grade	5,001	5,088	3,029
Third-grade	5,515	5,413	3,159
Sales of primarily-processed black teas
Premium-grade	747	691	449
First-grade	1,237	1,176	776
Second-grade	990	900	690
Third-grade	1,082	1,031	669
Sales of refined teas	16	439	1,199
	24,306	24,122	15,014

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

3. Revenue and segment information (cont.)

Segment information

Operating segments are components of public entities that engage in business activities from which they may earn revenues and incur expenses for which separate financial information is available and which is evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to assess performance and allocate resources. The Company’s CODM assesses performance and allocates resources based on two reporting segments: primarily-processed teas and refined teas.

Total revenues represent sales to unaffiliated customers, as reported in the Consolidated Statements of Operations. The Company evaluates the segments’ performance based on direct margins (gross profit) from operations before selling and distribution costs, administrative expenses, finance costs, other income (expense) and income taxes.

Information by operating segment is as follows:

	Year ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000
Revenues:
Sales of primarily-processed teas	24,290	23,683	13,815
Sales of refined teas	16	439	1,199
	24,306	24,122	15,014
Cost of sales:
Sales of primarily-processed teas	11,653	11,269	10,427
Sales of refined teas	3	69	657
	11,656	11,338	11,084
Segment results:
Sales of primarily-processed teas	12,637	12,414	3,388
Sales of refined teas	13	370	542
	12,650	12,784	3,930

No geographical information is presented as all of the Group’s business is carried out in the PRC and from which the Group’s revenue from external customers is generated.

During the years ended December 31, 2022, 2023 and 2024, none of independent third-party customers accounted for more than 10% of the Group’s total revenue.

Measurement of segment assets and liabilities is not provided regularly to the Group’s CODM and accordingly, no segment assets and liabilities information is presented. Management considered the operating expenses cannot be effectively allocated to each segment.

4. Other income and loss, net

	Year ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000
Other income and loss
– Bank interest income	65	80	78
– Government grants	31	46	16
– Exchange loss	5	—	(21)
	101	126	73

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

5. Finance costs

	Year ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000
Interest on bank overdraft	61	132	136
Interest on bank borrowings	—	4	1
Interest on leases	11	13	13
	72	149	150

6. Profit before income tax expenses

Profit before income tax expenses is arrived at after charging:

	Year ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000
Staff costs
Salaries and other benefits	439	444	518
Staff welfare	1	—	1
Defined contribution retirement plan contributions	94	89	90
	534	533	609
Other items:
Depreciation of property, plant and equipment	919	1,091	1,091
Depreciation of right-of-use assets	20	20	17
Directors’ remuneration	17	46	72
Expense for listing on Hong Kong Stock Exchange	69	—	—
Expense for listing on Nasdaq Stock Exchange	—	731	708

7. Income tax expense (benefit)

	Year ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000
PRC Enterprise Income Tax Expense
Current year	219	83	38
Deferred tax	(131)	(201)	(123)
	88	(118)	(85)

Pursuant to the rules and regulations of the Cayman Islands, the Group is not subject to any income tax under such jurisdictions.

Pursuant to the International Business Companies Act, 1984 (the “IBC Act”) of the British Virgin Islands (the “BVI”), international business companies incorporated pursuant to the IBC Act enjoy a complete exemption from income tax. This includes an exemption from capital gains tax and all forms of withholding tax. Accordingly, the subsidiary incorporated in the BVI are not subject to tax. No Hong Kong profits tax has been provided as there was no assessable profit earned in or derived from Hong Kong for the years ended December 31, 2022, 2023 and 2024.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

7. Income tax expense (benefit) (cont.)

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

A reconciliation between income tax expense (benefit) and profit before taxation at applicable tax rates is set out below:

	Year ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000
Profit before taxation	11,941	11,383	2,003

Taxation at the applicable tax rate	3,024	2,898	597
Tax effect of preferential tax rates for tea plantation in the PRC	(3,268)	(3,132)	(1,023)
Tax effect of non-deductible expenses	289	159	221
Tax effect of tax losses unrecognized	43	—	95
(Over) under-provision in prior year	—	(43)	25
Income tax expense (benefit)	88	(118)	(85)

8. Cash and cash equivalents/bank overdraft

	As of December 31,
	2023	2024
	USD’000	USD’000
Cash at banks	36,709	43,008
Cash on hand	2	7
Cash and cash equivalents presented in the consolidated statements of financial position	36,711	43,015
Bank overdraft	(2,545)	—
Cash and cash equivalents presented in the consolidated statements of cash flows	34,166	43,015

9. Trade receivables

	As of December 31,
	2023	2024
	USD’000	USD’000
Trade receivables	936	681

The Group normally allows credit terms of 60 days to its customers. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

9. Trade receivables (cont.)

A concentration analysis on trade receivables from top 5 debtors is as follows:

	As of December 31,
	2023	2024
	USD’000	USD’000
Customer A	11%	14%
Customer B	9%	11%
Customer C	8%	10%
Customer D	7%	9%
Customer E	7%	9%
Others	58%	47%
	100%	100%

10. Inventories

	As of December 31,
	2023	2024
	USD’000	USD’000
Raw materials	314	295
Packaging and other materials	2	4
Growing leaves	1,301	1,257
Finished goods	397	313
	2,014	1,869

11. Property, plant and equipment

	At December 31, 2023
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	31,739	4,649	27,090
Buildings	531	280	251
Plant and machinery	497	466	31
Fixtures and equipment	18	17	1
Motor vehicles	1	1	—
Software	21	20	1
Leasehold improvements	20	19	1
	32,827	5,452	27,375

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

11. Property, plant and equipment (cont.)

	At December 31, 2024
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	31,009	5,558	25,451
Buildings	516	306	210
Plant and machinery	483	454	29
Fixtures and equipment	18	18	—
Motor vehicles	1	1	—
Software	20	20	—
Leasehold improvements	20	19	1
	32,067	6,376	25,691

Depreciation expense for property, plant and equipment for the years ended December 31, 2022, 2023 and 2024 was USD1,090,000, USD1,091,000 and USD1,091,000, respectively.

12. Deposits paid for acquisition of property, plant and equipment

	As of December 31,
	2023	2024
	USD’000	USD’000
Deposits paid for acquisition of property, plant and equipment	—	103

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

13. Leases

Below shows the movements of Right-of-use assets and lease liabilities presented in the consolidated statements of financial position:

	Right-of-use assets	Lease liabilities
	USD’000	USD’000
As of 1/1/2023	142	170
Inception of new lease	66	66
Depreciation expense	(20)	—
Interest expense	—	13
Payment	—	(29)
Exchange adjustments	(2)	(4)

As of 31/12/2023	186	216
Depreciation expense	(17)	—
Interest expense	—	13
Payment	—	(28)
Exchange adjustments	(5)	(5)
As of 31/12/2024	164	196

The lease liabilities based on their maturity are as follows:

	As of December 31,
	2023	2024
	USD’000	USD’000
Analyzed into:
Within one year	16	17
In the second to fifth year, inclusive	70	63
Over fifth year	130	116
	216	196

Leases include prepaid land lease and lease of properties. Prepaid land lease represents the cost of the rights of the use of the land in respect of leasehold land in the PRC, on which the Group’s buildings and tea garden are situated. The prepaid land lease’ terms are 26 to 30 years. The lease terms of properties are 5 to 10 years from inception.

14. Deferred tax assets

The followings presented the category of deferred tax assets recognized by the Group and movements thereon:

	Tax losses	Depreciation	Others	Total
	USD’000	USD’000	USD’000	USD’000
As of 1/1/2023	86	197	10	293
Credit for the year	—	166	35	201
Exchange adjustments	(2)	(5)	1	(6)

As of 31/12/2023	84	358	46	488
Credit for the year	—	172	(49)	123
Exchange adjustments	(2)	(13)	—	(15)
As of 31/12/2024	82	517	(3)	596

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

15. Trade payables

	As of December 31,
	2023	2024
	USD’000	USD’000
Trade payables	—	28

The trade payables are normally due for payment within 30 days.

16. Accruals and other payables

	As of December 31,
	2023	2024
	USD’000	USD’000
Wages payables	23	110
Other payables and accruals	455	188
Deferred government grants	30	14
Other tax payables	21	45
	529	357

17. Amounts due to related parties

	As of December 31,
Name of related parties	2023	2024
	USD’000	USD’000
Mr. CHUN SUN WONG	284	586
Mr. ZHUO WANG	838	836
	1,122	1,422

Mr. CHUN SUN WONG is the controlling shareholder of the Group. The amounts due to him are unsecured, interest-free and repayable on demand.

Mr. ZHUO WANG is the shareholder of the Group. The amount due to him is unsecured, interest-free and repayable on demand.

18. Short-term bank borrowings

In March 2023, the Company entered into a 12-month operating loan agreement with Industrial and Commercial Bank of China. The Company received a fund of RMB 1,000,000 (approximately $141,000) with an annual interest rate of 1-year loan prime rate plus 0.5%. The short-term bank borrowing was repaid in March 2024.

19. Share capital and reserves

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

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

19. Share capital and reserves (cont.)

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

On 17 October 2024, the Company completed the initial public offering (“IPO”) in the Nasdaq Stock Exchange (stock code: ORIS) by issuance of 1,750,000 shares at an offering price of US$4.00 per share, with gross proceeds of US$7,000,000. Under the Underwriting Agreement, the underwriters had the option to purchase up to 262,500 additional Ordinary Shares (the “Over-allotment Shares”) pursuant to the “Over-allotment Option” as described in the Underwriting Agreement. By letter dated October 21, 2024, the underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the IPO.

Other reserves

Other reserves as presented in the consolidated statements of financial position represent the sum of merger reserve, capital reserve and statutory reserve as disclosed in the consolidated statement of changes in equity.

Merger reserve

The merger reserve represents the difference between the nominal value of the share capital of the subsidiaries acquired as a result of the reorganization and the nominal value of the share capital of the Company issued in exchange thereof.

Capital reserve

Capital reserve represents the capital contribution by Mr. Wong Chun Sun, the controlling shareholder of the Company, to a subsidiary without allotting and issuing new shares.

Statutory reserve

In accordance with the PRC Company Law, the PRC subsidiary of the Group is required to allocate 10% of its profit after tax to the statutory surplus reserve (the “SSR’’) until such reserve reaches 50% of the registered capital of the PRC subsidiary. Subject to certain restrictions set out in the PRC Company Law, part of the SSR may be converted to increase paid-up capital/issued capital of the PRC subsidiary, provided that the remaining balance after the capitalization is not less than 25% of the registered capital. All non-PRC subsidiaries are not required to make appropriation for statutory reserve.

20. Employee retirement benefits

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