Form 20-F
period 2025-12-31
ORIENTAL RISE HOLDINGS Ltd
filed 2026-04-30
CIK 1964664

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

An aggregate of 4,206,788 ordinary shares, par value US$0.016 per share, were outstanding as of December 31, 2025.

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

Other Commonly Used Defined Terms:

●	“China” or the “PRC” refers to the People’s Republic of China, in which the Hong Kong Special Administrative Region of the PRC and the Macau Special Administrative Region of the PRC are included.

●	“Dr. Zhou” refers to Dr. Deming Zhou, one of the founders of Oriental Rise;

●	“East Asia Enterprise” refers to East Asia Enterprise Limited, a Hong Kong company and wholly owned subsidiary of Wisdom Navigation;

●	“Fujian QJ” refers to Fujian Qingjing Agricultural Comprehensive Development Co., Ltd., a mainland China limited company and wholly owned subsidiary of the WFOE;

●	“HK$” refers to Hong Kong dollars, the official currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of PRC;

●	“Macau” refers to Macau Special Administrative Region of PRC;

●	“mainland China” is to the mainland of the People’s Republic of China;

●	“PRC laws and regulations” refers to the laws and regulations of the PRC, without reference to the laws and regulations of Hong Kong and Macao Special Administrative Regions of the People’s Republic of China, and the relevant regulations of Taiwan region;

●	“Mr. Wong” refers to Mr. Chun Sun Wong, one of the founders of Oriental Rise;

●	“Mr. Fong” refers to Mr. Wai Kwong Fong, one of the founders of Oriental Rise;

●	“RMB” or “Renminbi” refers to the legal currency of mainland China;

●	“shares”, “Shares” or “Ordinary Shares” refer to the Ordinary Shares of Oriental Rise, par value US$0.016 per share;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States;

●	“We,” “us,” “our company,” “our,” “the Company” and “Oriental Rise” refer to Oriental Rise Holdings Limited, a Cayman Islands holding company;

●	“WFOE” or “Fujian MDH” refers to Fujian Min Dong Hong Tea Technology Co., Ltd., a mainland China limited company and wholly owned subsidiary of East Asia Enterprise;

●	“Wisdom Navigation” refers to Wisdom Navigation Limited, a British Virgin Islands company and wholly owned subsidiary of Oriental Rise;

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

Not applicable.

Item 3. KEY INFORMATION

Oriental Rise is not a Chinese operating company but a Cayman Islands holding company. We conduct all of our operations through our subsidiaries established in mainland China. Oriental Rise indirectly holds equity interest in Fujian Min Dong Hong Tea Technology Co., Ltd. (the “WFOE”) and its domestic subsidiary Fujian Qingjing Agricultural Comprehensive Development Co., Ltd (“Fujian QJ”) through our intermediate British Virgin Islands subsidiary Wisdom Navigation Limited (“Wisdom Navigation”) and the Hong Kong company, East Asia Enterprise Limited (“East Asia Enterprise”).

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

On September 27, 2023, we subdivided each of our then issued and unissued ordinary shares of a par value of US$0.001 per share of the Company into 1.25 ordinary share of a par value of US$0.0008 per share of the Company, or the “Subdivision”. As a result of the Subdivision, the total of 16,000,000 issued and outstanding ordinary share of a par value of US$0.001 per share prior to the Subdivision became 20,000,000 issued and outstanding Ordinary Shares of a par value of US$0.0008 per share. The Company executed the Subdivision in response to a recent increase in the estimated valuation of the Company. Following the Subdivision, our existing shareholders maintained their relative ownership interest percentage in the Company. The Subdivision also changed the par value of the ordinary shares from US$0.001 per share to US$0.0008 per share, and the authorized share capital of the Company changed from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 per share to US$100,000 divided into 125,000,000 Ordinary Shares of a par value of US$0.0008 per share.

On November 19, 2025, pursuant to the authority conferred upon the Board by the articles of association of the Company, including the blank cheque authority to issue shares with such rights and preferences as the Board may determine, the Board approved the designation of 2,500,000 authorised but unissued shares of par value US$0.0008 each of the Company as Founder Preferred Shares, par value US$0.0008 (the “Founder Preferred Shares”). The Founder Preferred Shares have the right to cast one thousand (1,000) votes per share, are non-convertible, non-redeemable, and non-transferable, and carry no other rights, preferences, or privileges. On December 30, 2025, the Company effected a share consolidation of the Company’s shares whereby every twenty (20) shares of par value of US$0.0008 each of the Company were consolidated into one (1) share of par value of US$0.016 each (the “Share Consolidation”). On February 14, 2026, the Company’s total authorized share capital was increased from US$100,000 divided into 6,250,000 shares of a nominal or par value of US$0.016 each to US$5,000,000 divided into 312,500,000 shares of a nominal or par value of US$0.016 each, among which 125,000 shares remain designated as Founders Preferred Shares.

On April 7, 2026, we held an Extraordinary General Meeting of shareholders (the “April Meeting”). At the April Meeting, the following resolutions were approved and adopted:

1.	The Company’s authorized share capital was reduced and reorganized such that the authorized share capital of the Company was changed from US$5,000,000 divided into 312,500,000 shares of par value $0.016 each to US$5,000,000 divided into 500,000,000 shares of par value $0.00001 each. Following the reduction and reorganization of share capital, the Company has 499,999,875,000 authorized shares designated as Ordinary Shares, par value $0.00001 and 125,000 authorized shares designated as Founder Preferred Shares, par value $0.00001.

2.	The Board of Directors of the Company was vested with the authority to consolidate the Company’s issued and unissued ordinary shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-two hundred (200) at any time within the 180 days following the date of the Meeting, with the exact ratio and other terms of the consolidation to be determined by the Board of Directors of the Company in its discretion.

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

Transfer of Cash between Our Company and Our Subsidiaries

The structure of cash flows within our organization, as well as a summary of the applicable regulations, is as follows:

1.	Our equity structure is a direct holding structure, that is, the overseas entity to be listed in the U.S., Oriental Rise, directly controls the WFOE and other domestic operating entities through our intermediate British Virgin Islands subsidiary Wisdom Navigation and the Hong Kong company, East Asia Enterprise. The Company has no operations, and does not intend to begin operations, in the special administrative region of Macau and Hong Kong.

2.	Within our direct holding structure, the cross-border transfer of funds within our corporate group shall be in compliance with the laws and regulations of the PRC. After foreign investors’ funds entered Oriental Rise at the close of our IPO, the funds were directly transferred to East Asia Enterprise, and then transferred to subordinate operating entities through the WFOE. As of the date of this annual report, a total of US$4.3 million has been transferred from Oriental Rise to East Asia, and approximately US$1.73 million has subsequently been transferred to WFOE.

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

3.	In the reporting periods presented and as of the date of this annual report, aside from a US $3.1 million transfer from our Cayman holding company to East Asia Enterprise and a subsequent HK $4.85 million (approximately US $0.62 million) transfer from East Asia Enterprise to our PRC subsidiary Fujian MDH, no other cash or other asset transfers have occurred among the Company and its subsidiaries; and no dividends or distributions of a subsidiary has been made to the Company. For the foreseeable future, the Company intends to use the earnings for research and development, to develop new products and to expand its production capacity. As a result, we do not expect to pay any cash dividends. See our consolidated financial statements starting on page F-1 of this annual report.

4.	Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends.

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

Although our main operating entities, Fujian MDH and Fujian QJ were established in 2013 and 2008, respectively, Oriental Rise was incorporated in 2019 and accordingly, has limited operating history upon which to base an evaluation of our business and prospects. You must consider the risks and difficulties we face as a small operating company with limited operating history. We generated approximately US$24.1 million (RMB 170.5 million), US$15.0 million (RMB 108.0 million), and US$12.2 million (RMB 87.8 million) in revenue for the fiscal years ended December 31, 2023, 2024, and 2025, respectively.

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

Tea product prices typically move cyclically over time, reflecting changes in market demand and supply. As our average selling prices are determined by using a market-oriented approach, the average selling prices of our tea products also increased during the preceding two years. Our average selling prices were US$41.11 (RMB290.56) per kg, US$25.24 (RMB181.50) per kg, and US$20.79 (RMB 149.41), respectively, for the fiscal years ended December 31, 2023, 2024, and 2025 respectively. If the prices of our tea products decrease, our revenue, profit and results of operations may be adversely affected.

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

For the fiscal years ended December 31, 2023, 2024, 2025, our plantation costs accounted for approximately 97.2%, 96.9%, and 97.8% of our total cost of sales, respectively. There is no assurance that our suppliers will not significantly adjust their fees including the fees incurred for arranging local workers to maintain tea gardens when the market prices of or the market demand for such local workers increase. We will continue to be exposed to price volatility of engaging the tea garden managers in the future, and any significant increase in such fees will increase the operation costs and have an adverse impact on the profitability of our business. There is no assurance that we will be able to anticipate and react to such price fluctuations by adjusting the selling prices of our tea products on a timely basis or to pass on any increase in our plantation costs to our customers accordingly. In the event that we are unable to anticipate and react to such price fluctuations, our profitability may be adversely affected.

A large portion of our revenue was generated from our top five customers, and we do not have long-term contracts with our top five customers and changes in our relationships with our top five customers, or in the trade terms with these customers, may reduce our sales and profits.

Our sales to top five customers accounted for approximately 39.3%, 37.3%, and 45.0% of our total revenue for the fiscal years ended December 31, 2023, 2024, and 2025, respectively. There is no assurance that we would be able to increase the number of customers to reduce our reliance on our top five customers. We do not have long-term sales agreements or other contractual assurances as to future sales to these major customers.

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

We sell our products to independent tea business operator customers, and we have limited control over them. As of December 31, 2025, we had 18 tea business operators as our customers.  Independent tea business operators typically further process or package our tea products before they sell them to end-user customers and other downstream tea business operators. For the years ended December 31, 2023, 2024, and 2025, our revenue from sales of tea products to tea business operators accounted for approximately 98.18%, 92.01%, and 99.95% of our total revenue, respectively.

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

Our sales are subject to seasonality. Based on our sales trends in 2025, 2024, and 2023, we generally experience the highest sales of our products after the commencement of tea harvest seasons, namely for the period from March to October. Factors that could cause our results of operations to fluctuate include, among others, the level, cost and timing of our major promotional campaigns, regulatory events, new products introduced by us or our competitors and the general economic environment. As such, any comparison of our operating results between different periods within a financial year, or between different periods in different financial years may not be meaningful and that these comparisons cannot be relied upon as indicators of future performance.

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

We enjoy certain preferential tax treatment in relation to our income derived from our business of engaging in primary processing of agricultural products and carrying out cultivation of tea. Our income derived from the business of engaging in primary processing of agricultural products is exempt from earned income tax, or EIT, and our income derived from the business of carrying out cultivation of tea is exempt from 50% of EIT. The total net profits exempted from tax were US$12.74 million (RMB 90.05 million), US$4.09 million (RMB 29.42 million), and US$1.20 million (RMB 8.66 million) for the fiscal years ended 2023, 2024, and 2025, respectively.

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

Additionally, we enjoy a number of government grants in mainland China, including government grants we have received from the local government authorities to support a subsidiary’s project of tea plantation and as a foreign investment entity. For the fiscal years ended December 31, 2023, 2024, and 2025, we recognized total government grants of approximately US$46,000 (RMB 327,000), US$16,000 (RMB 117,000), and US$21,000 (RMB 150,000) respectively. There can be no assurance that the preferential tax treatment, value-added tax treatment and government grants that we enjoy will not be altered or terminated. Any alteration or termination of our current preferential tax treatments or value-added tax treatment or government grants could have an adverse effect on our business, financial condition, results of operations and prospects.

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

In 2025, we engaged 21 tea garden managers, who are our major contractors for the provision of management service for the cultivation of tea leaves in our tea plantations. For the fiscal years ended December 31, 2023, 2024, and 2025, management fees paid to our tea garden managers amounted to US$162,244 (RMB1,146,888), US$158,535 (RMB1,139,996), and US$157,788 (RMB 1,134,110), respectively, representing approximately 1.43%, 1.43%, and 1.45% of our total cost of sales, respectively. If our tea garden managers do not perform satisfactorily, substantially increase the prices of their services, or terminate their business relationships with us, we may need to replace our tea garden managers or make alternative arrangements which could increase our costs of operations.

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

For the fiscal years ended December 31, 2023, 2024, and 2025, our revenue was approximately US$24.1 million (RMB 170.5 million), US$15.0 million (RMB 108.0 million), and US$12.2 million (RMB 87.8 million), respectively. For the fiscal years ended December 31, 2023, 2024, and 2025, our gross profit was approximately US$12.78 million (RMB 85.0 million), US$3.93 million (RMB 28.3 million), and US$1.31 million (RMB 9.4 million), respectively, whereas our gross profit margin for the same periods was approximately 53.0%, 26.2%, and 10.8 % respectively.

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

We face competition from existing and new players both domestically in China as well as on an international scale. To compete effectively and maintain our sales levels, we may be forced to, amongst other possible actions, reduce our prices, offer bulk purchase terms, or provide other sales incentives to our customers. Should we be required to take such action, our business, profit margins, results of operations and prospects could be materially and adversely affected.

Furthermore, competition may cause our competitors to substantially increase their advertising and promotional activities or to engage in irrational or predatory pricing behavior. Our selling and distribution costs amounted to US$73,000 (RMB 519,000), US$438,000 (RMB 3,148,000), and US$150,000 (RMB 1,080,000) for the fiscal years ended December 31, 2023, 2024, and 2025, respectively. We cannot ensure that our marketing efforts will be sufficient to compete with our competitors. An increase in competition could require us to continue to increase our promotion and advertising expenses, which might place pressure on our margins and affect our profitability. Additionally, competition may result in price reductions, reduced margins, and loss of market shares for us, any of which could have an adverse impact on our results of operations. We also cannot assure you that our competitors will not actively engage in activities, whether legal or illegal, designed to undermine our brands and product quality or to influence consumer confidence in our products.

Our deferred tax assets are subject to accounting uncertainties.

Our accounting policies require us to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities. The estimates and associated assumptions are based on historical experience and other relevant factors. As a result, actual results may differ from these accounting estimates. As a result, actual results may differ from these accounting estimates. As of December 31, 2024, and 2025, we recognized deferred tax assets of US$596,000 (RMB 4,350,000), and US$738,000 (RMB5,161,000), respectively. Based on our accounting policies, deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. The realization of a deferred tax asset mainly depends on our estimate as to whether sufficient future profits will be available in the future. If sufficient future taxable profits are not expected to be generated or are less than expected, a material reversal of deferred tax assets may arise.

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

We did not provide invoices for part of our customers who did not require any invoice from us, with the transaction amount we received without issuing invoices at about RMB99,341,621 and RMB 87,775,968 respectively in 2024 and 2025, which conflicts with the requirements under the PRC Invoice Management Measures. We may therefore be subject to orders by competent tax authorities for rectification, fines of not more than RMB10,000, and confiscation of any illegal gains.

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

As of December 31, 2024, and 2025, our trade receivables amounted to approximately US$0.68 million (RMB 5.0 million), and US$0.76 million (RMB 5.3 million), respectively, and our trade receivables turnover days were 19.65 days, and 21.56 days, respectively. We have not previously recorded any impairment loss on trade receivables.

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

We have been advised by Conyers Dill & Pearman, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a final and conclusive judgment in the federal or state courts of the United States based on agreements to which we are a party and under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

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

The Cayman Islands introduced the International Tax Co-operation (Economic Substance) Act (the “Substance Act”) effective from January 1, 2019, which established certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

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

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time. In particular, the Chinese government may exert more control over offerings conducted overseas and foreign investment in mainland China-based issuers, which could result in a material change in our operations and the value of our Ordinary Shares.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political, and social goals. The PRC government has published new policies that significantly affect certain industries such as the agricultural industry, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition, and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in mainland China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our ordinary shares, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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

The PRC government has significant authority to exert significant oversight and control over our operations in mainland China. Therefore, the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer our Ordinary Shares, result in a material adverse effect on our business operations, and damage our reputation, which might further cause our Ordinary Shares to significantly decline in value or become worthless. Changes in China’s economic, political or social conditions, or government policies could materially and adversely affect our business, financial condition, and results of operations.

The economic, political and social conditions in the PRC differ from other countries in certain respects, including structure, government involvement, level of development, growth rate, foreign exchange control, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reform and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country. The PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also has significant impact over China’s economic growth by allocating resources, regulating payment of foreign currency-denominated obligations, setting monetary policies, regulating financial services and institutions, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, the rate of growth has been different, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on the operating entities or us.

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

The CSRC may exert more oversight and control over offerings that are conducted overseas and in foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures and relevant supporting guidelines, which came into force on March 31, 2023. The New Administrative Rules Regarding Overseas Listings regulate both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Administrative Measures, where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. If an issuer offers securities in the same overseas market where it has previously offered and listed securities, filings shall be made with the CSRC within 3 working days after the offering is completed. The Trial Administrative Measures also require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On February 17, 2023, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the Overseas Offering Administration Notice, pursuant to which, on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas securities offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may arrange the timing for submitting their filing applications with the CSRC in a reasonable manner, and must complete the filing before the completion of their overseas securities offering and listing. Pursuant to the Trial Administrative Measures and the Overseas Offering Administration Notice, we were required to complete the filing procedures with the CSRC before completion of our initial public offering. Any failure by us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares. We submitted the required filing to the CSRC on September 6, 2023. On January 24, 2024, we received the filing notice from the CSRC in relation to our overseas offering and listing, which indicates that we have completed the required filing application procedures for our initial public offering. For future offerings, we are required to submit a filing with the CSRC within three business days after the completion of an offering and may be subject to the filing requirements under the New Administrative Rules Regarding Overseas Listings for our future offerings and listing of our securities in an overseas market under the New Administrative Rules Regarding Overseas Listings.

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

On December 28, 2021, the CAC, jointly with the relevant authorities, formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review. Any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since our business does not rely on the collection of user data or implicate cybersecurity and we do not possess more than one million users’ individual information, we believe that we are not subject to a cybersecurity review to issue our Ordinary Shares or list and trade of our Ordinary Shares on Nasdaq under the Measures for Cybersecurity Review (2021). There remains significant uncertain, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures.

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

The PRC Foreign Investment Law, or the FIL, was enacted by the National People’s Congress of the PRC on March 15, 2019, and became effective on January 1, 2020. The FIL replaced the trio of existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino- foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. This law has become the legal foundation for foreign investment in the PRC. The FIL embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties exist with respect to interpretation and implementation of the FIL, which may adversely impact on our corporate governance practices and increase our compliance costs. For instance, we might be required by governmental interpretations or implementing rules of the FIL to adjust the corporate governance of our PRC Subsidiaries in a five-year transition period. In addition, the FIL imposes information reporting requirements on foreign investors or foreign invested enterprises. Failure to take timely and appropriate measures to cope with any of these or other regulatory compliance requirements under the FIL may lead to rectification obligations, penalties, or other regulatory sanctions on us.

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

PRC regulations of loans and direct investment by offshore holding companies to mainland China entities may delay or prevent us from loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

In March 2015, SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. On December 30, 2019, the State Administration of Foreign Exchange promulgated the “notice concerning the abolishment and invalidation of the terms of five normative documents on foreign exchange control and seven normative documents on foreign exchange control. SAFE further promulgated the Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effective on June 9, 2016 and, among other things, amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope, or to provide loans to persons other than affiliates, unless otherwise permitted under its business scope. SAFE Circular 19 and SAFE Circular 16 may limit our ability to transfer the net proceeds from any future capital raising activities to our PRC Subsidiaries and convert the net proceeds into RMB.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in the mainland China entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiaries or future capital contributions by us to our subsidiary in mainland China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC Subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our mainland China operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Restrictions under PRC law on our PRC Subsidiaries’ ability to make dividends and other distributions could materially and adversely affect our ability to grow, make investments or complete acquisitions that could benefit our business, pay dividends to you, and otherwise fund and conduct our business.

Substantially all of our revenues are earned by our PRC Subsidiaries. However, PRC regulations restrict the ability of our PRC Subsidiaries to make dividend and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC Subsidiaries only out of its accumulated after-tax profits, if any, determined in accordance with Mainland China accounting standards and regulations. Our PRC Subsidiaries are also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with Mainland China GAAP to a statutory general reserve fund until the amount in such fund reaches 50% of our PRC Subsidiaries’ registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our PRC Subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. In addition, to the extent that our cash or/or other assets are held in our PRC subsidiaries or our Hong Kong subsidiary, we face a risk that the PRC government may impose new restrictions or limitations on, or may directly intervene to prevent, the transfer of such funds or assets outside of Mainland China or Hong Kong. In that event, our cash and assets, which are held primarily in our PRC Subsidiaries, may become unavailable to fund operations or for other uses outside of Mainland China or Hong Kong.

Governmental control of currency conversion may limit our ability to utilize our cash balance effectively and affect the value of your investment.

The PRC government imposes control on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiaries in mainland China may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiaries to pay off its debt in a currency other than Renminbi owed to entities outside Mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

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

Pursuant to applicable PRC laws and regulations, our subsidiaries that are foreign investment enterprises in mainland China have to allocate at least 10% of its annual after-tax profits to a statutory general reserve fund until the amount in such fund reaches 50% of our mainland China subsidiary’s registered capital. As of the date of this annual report, our PRC Subsidiaries are still required to contribute to the statutory general reserve fund and these contributions are not expected to cease in the near term. The restricted amounts of our PRC Subsidiaries totaled $247,000, $247,000, and $247,000 as of December 31, 2023, 2024, and 2025, respectively. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If the relevant PRC authorities determine that we shall make supplemental contributions, and that we are subject to fines and legal sanctions, our business, financial condition and results of operations may be adversely affected.

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

Substantially all of our revenues and costs are denominated in Renminbi, and substantially all of our financial assets are also denominated in Renminbi. Any significant depreciation of Renminbi may materially adversely affect the value of and any dividends payable on our shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against Renminbi would have an adverse effect on the U.S. dollar amount available to us.

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

RISKS RELATED TO OUR ORDINARY SHARES

The market price for our Ordinary Shares has been and may continue to be volatile.

The trading prices of our Ordinary Shares has been and may continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of agricultural or other companies based in mainland China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time-to-time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

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

The trading market for our Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits and/or share premium; provided that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment in our Ordinary Shares.

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

As of the date of this annual report, our founder Mr. Chun Sun Wong beneficially owns 470,000 Ordinary Shares and 125,000 Founder Preferred Shares, representing 96.47% of the total voting power of our issued and outstanding share capital. Our founder and 5% of more beneficial owners beneficially own a total of 712,500 of our Ordinary Shares and 125,000 of our Founder Preferred Shares, representing 96.66% of the total voting power of our issued and outstanding share capital. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise.

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

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we may not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this annual report is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

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

On September 27, 2023, we subdivided each of our then issued and unissued ordinary shares of a par value of US$0.001 per share of the Company into 1.25 ordinary share of a par value of US$0.0008 per share of the Company, or the “Subdivision”. As a result of the Subdivision, the total of 16,000,000 issued and outstanding ordinary share of a par value of US$0.001 per share prior to the Subdivision became 20,000,000 issued and outstanding Ordinary Shares of a par value of US$0.0008 per share. The Company executed the Subdivision in response to a recent increase in the estimated valuation of the Company. Following the Subdivision, our existing shareholders maintained their relative ownership interest percentage in the Company. The Subdivision also changed the par value of our Ordinary shares from US$0.001 per share to US$0.0008 per share, and the authorized share capital of the Company changed from US$100,000 divided into 100,000,000 ordinary shares of a par value of US$0.001 per share to US$100,000 divided into 125,000,000 Ordinary Shares of a par value of US$0.0008 per share.

On November 19, 2025, pursuant to the authority conferred upon the Board by the articles of association of the Company, including the blank cheque authority to issue shares with such rights and preferences as the Board may determine, the Board approved the designation of 2,500,000 authorised but unissued shares of par value US$0.0008 each of the Company as Founder Preferred Shares, par value US$0.0008 (the “Founder Preferred Shares”). The Founder Preferred Shares have the right to cast one thousand (1,000) votes per share, are non-convertible, non-redeemable, and non-transferable, and carry no other rights, preferences, or privileges. On December 3, 2025, the Company effected a share consolidation of the Company’s shares whereby every twenty (20) shares of par value of US$0.0008 each of the Company were consolidated into one (1) share of par value of US$0.016 each (the “Share Consolidation”). On February 14, 2026, the Company’s total authorized share capital was increased from US$100,000 divided into 6,250,000 shares of a nominal or par value of US$0.016 each to US$5,000,000 divided into 312,500,000 shares of a nominal or par value of US$0.016 each, among which 125,000 shares remain designated as Founders Preferred Shares.

On April 7, 2026, we held an Extraordinary General Meeting of shareholders (the “April Meeting”). At the April Meeting, the following resolutions were approved and adopted:

1.	The Company’s authorized share capital was reduced and reorganized such that the authorized share capital of the Company was changed from US$5,000,000 divided into 312,500,000 shares of par value $0.016 each to US$5,000,000 divided into 500,000,000 shares of par value $0.00001 each. Following the reduction and reorganization of share capital, the Company has 499,999,875,000 authorized shares designated as Ordinary Shares, par value $0.00001 and 125,000 authorized shares designated as Founder Preferred Shares, par value $0.00001.

2.	The Board of Directors of the Company was vested with the authority to consolidate the Company’s issued and unissued ordinary shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-two hundred (200) at any time within the 180 days following the date of the Meeting, with the exact ratio and other terms of the consolidation to be determined by the Board of Directors of the Company in its discretion.

The structure of our subsidiaries is as follows:

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

B. Business Overview

Overview

Oriental Rise Holdings Limited (the “Company”) was incorporated and registered on January 25, 2019, in the Cayman Islands as an exempted group with limited liability under the Companies Act (As Revised) of the Cayman Islands.

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

Our PRC Subsidiaries commenced production and sales of tea in March 2014. Primarily-processed white tea is our leading product, accounting for approximately 82.4%, 74.8%, and 81.1% of our total revenue for the years ended December 31, 2023, 2024, and 2025, respectively. Our internal observations indicate increasing consumer demand for white tea and favorable prospects for the white tea industry.

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

Ecological Advantages

We believe we are able to cultivate our tea leaves in an optimal ecological environment which greatly contributes to the quality of our tea. In 2018, Zherong County, where the tea gardens we operate are located, has been recognized in mainland China as a “National-level Ecology and Civilization Construction Demonstration County” because of its high altitude and the mid-subtropical monsoon climate with year-round mild weather and abundant rainfall. As a result of these beneficial natural features, we believe our tea leaves to exhibit superior taste, smell and visual appearances. In addition, the soil in Zherong County is suitable for both white tea and black tea plantation as it has a rich content of organic matters and moderate hydrogen ion concentration. We believe the tea gardens we operate provide a significant competitive advantage given the limited geographic and ecological areas otherwise available for high quality tea cultivation in mainland China.

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

As of the date of this annual report, we have entered into contractual management rights agreements with respect to tea gardens of approximately 7,212,000 square meters. The volumes of fresh tea leaves that were harvested from such tea gardens were approximately 2,655.85 tons, 2,759.85 tons and 2,630.23 tons for years ended December 31, 2023, 2024 and 2025, respectively.

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

Primarily-processed white tea is our most successful product in terms of sales revenue, sales of which constituted the largest component of our revenue and accounted for approximately 82.4%, 74.8%, and 100% of our total revenue for the years ended December 31, 2023, 2024, and 2025, respectively.

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

Sales of primarily-processed black tea accounted for approximately 15.7%, 17.2%, and 18.8% of our total revenue for the fiscal years ended December 31, 2023, 2024, and 2025, respectively.

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

Our refined tea is packaged with our trademarks and and sold to our customers in mainland China. The sales of our refined tea accounted for approximately 1.82%, 8.0%, and 0% of our total revenue for the fiscal years ended December 31, 2023, 2024, and 2025, respectively.

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

Refined black tea

Among the approximately 7,212,000 square meters of tea gardens that we operated as of the date of this annual report, approximately 4,562,669 square meters were used to produce white tea leaves, approximately 1,260,001 square meters were used to produce black tea leaves, the remaining 1,389,303 square meters was not cultivated as no tea trees were planted on it. The contractual management rights of the above tea gardens were able to produce a total of 2,655.85 tons, 2,759.85 tons and 2,630.23 tons of fresh tea leaves for years ended December 31, 2023, 2024 and 2025, respectively.

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

For the years ended December 31, 2024 and 2025, we operated tea gardens occupying an area of approximately 7,212,000 square meters and 7,212,000 square meters which are all situated in Zhaizhong Township and Huangbai Township in Zherong County. The tea gardens situated in Zhaizhong Township produce both white tea leaves and black tea leaves while the tea gardens situated in Huangbai Township produce white tea leaves only.

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

Our top five customers

For the fiscal years ended December 31, 2023, 2024, and 2025, sales to our largest customer accounted for approximately 8.86%, 8.19%, and 9.89% of our total revenue, respectively. For the same periods, our top five customers combined accounted for approximately 39.29%, 37.33%, and 45.04%, respectively, of our total revenue. For details, please refer to the paragraph headed “Risk Factors — Risks Related to our Business — A large portion of our revenue was generated from our top five customers and we do not have long-term contracts with our top five customers and changes in our relationships with our top five customers and changes in our relationship with our top five customers, or in the trade terms with these customers, may reduce our sales and profits” in this annual report.

For the period ended December 31, 2025, our top five customers were:

1.	Wuyishan GuYan YunWu Tea Trading Company;

2.	Fengze District Yuexin Tea Company;

3.	Fujian Yiyuan Hong Tea Industry Technology Co., Ltd.;

4.	Fujian Anxi Shuntian Tea Company Ltd; and

5.	Ningde Fengyuan Ecological Agriculture Technology Co., Ltd.

For the period ended December 31, 2024, our top five customers were:

1.	Ningde Fengyuan Ecological Agriculture Technology Co., Ltd;

2.	Fujian Yiyuan Hong Tea Industry Technology Co., Ltd.;

3.	Wuyishan GuYan YunWu Tea Trading Company;

4.	Fujian Anxi Shuntian Tea Company Ltd; and

5.	Fengze District Yuexin Tea Company.

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

None of our tea business operators are related parties and all operate independently from our Company. For the years ended December 31, 2024 and 2025, substantially all of our total revenue were generated by way of sales to tea business operators.

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

For the fiscal years ended December 31, 2023, 2024, and 2025, purchases from our largest supplier accounted for approximately 11.36%, 12.36%, and 12.50% of our total purchase amount, respectively. For the same periods, purchases from our top five suppliers accounted for approximately 35.46%, 38.55%, and 38.86% of our total purchase amount, respectively.

For the period ended December 31, 2025, our top five suppliers were:

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

Seasonality

The sales of our products are subject to seasonality. We generally record high sales after the commencement of our spring and autumn harvests, namely for the period from March to October. Our sales in the period from April to December in each of the years ended December 31, 2024 and 2025accounted for approximately 100% and 100% of our total revenues in the respective periods.

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

The tea industry in mainland China is a fragmented market with a large number of players. In 2020, the tea industry in mainland China is relatively competitive with more than 50,000 participants, while the white tea industry has approximately 1,000 participants, and most of them are small and medium-sized enterprises. However, we believe that our vertically integrated business model covering cultivation, primary processing of tea leaves and the wholesale of primarily-processed tea, as well as the sale of refined tea, distinguishes us from other tea product suppliers in mainland China. We believe industry know-how, relevant experience, possession of quality tea garden resources, the ability to produce in large-scale with mechanization are the key success factors of a tea company.

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

Employees

As of the date of this annual report, we had 71 employees in mainland China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Function	Number of employees
Management	4
Tea Garden Management	8
Tea Garden Patrolling	34
Production	10
Quality Control	1
Procurement	1
Sales and marketing	6
Warehouse	3
Finance	4
Total	71

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

Legal Proceedings

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force on March 31, 2023. The New Administrative Rules Regarding Overseas Listings regulates both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Administrative Measures, where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. If an issuer offers securities in the same overseas market where it has previously offered and listed securities, filings shall be made with the CSRC within 3 working days after the offering is completed. The Trial Administrative Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings. On February 17, 2023, the CSRC also issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, or the Overseas Offering Administration Notice, pursuant to which, on or prior to the effective date of the Trial Administrative Measures, domestic companies that have already submitted valid applications for overseas securities offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may arrange the timing for submitting their filing applications with the CSRC in a reasonable manner, and must complete the filing before the completion of their overseas securities offering and listing. Pursuant to the Trial Administrative Measures and the Overseas Offering Administration Notice, we were required to complete the filing procedures with the CSRC before completion of our initial public offering. According to the Trial Administrative Measures, the CSRC will conclude the filing procedures and publish the filing results on the CSRC website within 20 working days after receiving the filing materials if the filing materials are complete and comply with the stipulated requirements. However, during the filing process, the CSRC may request the Company to provide additional documents or may consult with competent authorities, the time for which will not be counted in the 20 working days. We submitted the required filing to the CSRC on September 6, 2023, and as of the date of this annual report, we have received from the CSRC the notification on our completion of the required filing procedures dated January 24, 2024 for our initial public offering.

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

Based on our understanding of current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and matters summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

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

Regulations Relating to Agricultural Production Records

According to the Law of the People’s Republic of China on the Quality and Safety of Agricultural Products (the “Produce Safety Law”) promulgated on April 29, 2006 with the last amendment taking effect on January 1, 2023, agricultural products processing enterprises, specialized farmers’ cooperatives, and socialized agricultural service organizations shall establish records (the “Production Records”) on the production of agricultural products to faithfully record the following matters: (i) the names, sources, usage, and dosage of agricultural inputs used and dates of using and stopping using such agricultural inputs; (ii) the occurrence and prevention and control of animal epidemic diseases, crop diseases and insect pests; (iii) the dates of harvest, slaughter or fishing; records on the production of agricultural products shall be preserved for at least two years. The Produce Safety Law also provides that where an agricultural products processing enterprise, specialized farmers’ cooperative, or socialized agricultural service organization fails to establish or preserve the records in accordance with the provisions of the Produce Safety Law, or forges or alters the records, the agriculture and rural affairs department of the local government at or above the county level will order it to make corrections within a specified period, failing which may result in imposition of a fine of not less than RMB2,000 but not more than RMB20,000.

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

Laws and Regulations Relating to Food Safety

The Food Safety Law of the PRC (the “Food Safety Law’’), which was promulgated by the SCNPC on February 28, 2009, effective since June 1, 2009 and was last amended on September 12, 2025 and its implementation regulation Regulations for the Implementation of the Food Safety Law of the PRC, which was promulgated by the State Council on July 20, 2009, became effective on the same day and which was last amended on March 26, 2019, adopt the measures and requirements in the following aspects to improve food safety and prevent large scale food safety accidents: strengthening the role of local governments in the supervision and coordination of food safety regulation work; strengthening food safety risk monitoring and assessment, early intervention and quick control over food safety accidents; revising the standards for the use of food additives and strengthening regulations on the use of food additives; establishing a food recall system; abolishing food safety inspection exemption system and clarifying the fundamental principles in formulating food safety standards. The above-mentioned laws and regulations shall apply to all kinds of finished products and raw materials for human consumption or drinking, but the quality and safety management of primary agricultural products for human consumption shall be governed by the laws of the PRC on the Quality and Safety of Agricultural Products.

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

	For the Year Ended December 31, US$’000		Variance
	2025	2024	$	%
REVENUE	$12,219	$15,014	$(2,795)	(18.62)%
COST OF SALES	(10,905)	(11,084)	179	(1.61)%
GROSS PROFIT	1,314	3,930	(2,616)	(66.56)%

Other income, net	107	73	34	46.58%
Gain on valuation of warrants	1,673	-	1,673	-

EXPENSES
Selling and distribution costs	(150)	(438)	288	(65.75)%
Administrative expenses	(2,066)	(1,412)	(654)	46.32%
Finance costs	(15)	(150)	135	(90.00)%

PROFIT BEFORE INCOME TAX	863	2,003	(1,140)	(56.91)%
Income tax (expenses) benefit	(182)	85	(267)	(314.12)%

NET PROFIT FOR THE YEAR	681	2,088	(1,407)	(67.39)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	2,965	(1,912)	4,877	(255.07)%
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$3,646	$176	$3,470	1971.59%

	For the Year Ended December 31, US$’000		Variance
	2024	2023	$	%
REVENUE	$15,014	$24,122	$(9,108)	(37.76)%
COST OF SALES	(11,084)	(11,338)	254	(2.24)%
GROSS PROFIT	3,930	12,784	(8,854)	(39.26)%

Other income, net	73	126	(53)	(42.06)%

EXPENSES
Selling and distribution costs	(438)	(73)	(365)	500.00%
Administrative expenses	(1,412)	(1,305)	(107)	8.20%
Finance costs	(150)	(149)	(1)	0.67%

PROFIT BEFORE INCOME TAX	2,003	11,383	(9,380)	(82.40)%
Income tax benefit (expenses)	85	118	(33)	(27.97)%

NET PROFIT FOR THE YEAR	2,088	11,501	(9,413)	(81.85)%

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(1,912)	(1,152)	(760)	65.97%
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$176	$10,349	$(10,173)	(98.30)%

Revenue

Our revenue is primarily derived from the production and sales of (i) primarily-processed white tea; (ii) primarily-processed black tea; and (iii) refined tea in mainland China. For the fiscal years ended December 31, 2023, 2024, 2025, our total revenue amounted to approximately USD24.1 million, USD15.0 million, and USD 12.2 million, respectively. Our best-selling product was our primarily-processed white tea, the revenue of which amounted to approximately USD19.9 million, USD11.2 million, and USD9.9 million, accounting for approximately 82.4%, 74.8%, and 81.1% of our total revenue during the same periods, respectively.

Our revenue decreased slightly from approximately USD15.0 million for the year ended December 31, 2024 to approximately USD12.2 million for the year ended December 31, 2025, which was mainly attributable to the sharp decrease in the selling price of our primarily-processed tea products.

For the year ended December 31, 2025, revenue from primarily-processed white tea decreased by approximately USD1.3 million or 11.7%, from approximately USD11.2 million for the year ended December 31, 2024, to approximately USD9.9 million. This decline was primarily due to a significant drop in sales of lower-grade primarily-processed white teas and drop in the selling prices, driven by an economic slowdown in China and increased market supply. In recent years, surging demand for white tea spurred extensive cultivation in non-traditional regions like Sichuan and Guizhou, as well as new plantations in Fujian Province. In 2025, large quantities of white tea continued to enter the market, contributing to an oversupply. Additionally, newly planted tea trees require several years to reach full yield, creating a prolonged influx of product. This oversupply exerted downward pressure on both transaction prices for fresh tea leaves and wholesale prices for processed white tea.

The volume of tea products sold, as well as the average selling price per kg for the financial years indicated are as follows:

	Volume of Tea Products Sold			Average Selling Price Per Kg			Revenue of Tea Products Sold
	Kg			USD			USD’000
	Primarily- Processed White Tea	Primarily- Processed Black Tea	Refined Tea	Primarily- Processed White Tea	Primarily- Processed Black Tea	Refined Tea	Primarily- Processed White Tea	Primarily- Processed Black Tea	Refined Tea
FY2023	488,577	96,307	1,923	41	39	228	19,885	3,798	438
FY2024	487,292	96,477	11,060	23	27	108	11,231	2,584	1,199
FY2025	491,788	95,830	176	20	24	34	9,914	2,299	6

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

Revenue from primarily-processed black tea also declined, dropping by approximately USD0.3 million, or 11.0%, from USD2.6 million in the fiscal year of 2024 to USD2.3 million in the fiscal year of 2025. This decrease was similarly driven by a decline in average selling price, from USD27 per kg to USD24 per kg, reflecting weaker consumer demand in the mainland Chinese market.

Revenue from refined tea dropped significantly, from USD1.2 million in the fiscal year of 2024 to USD6,000.00 in the fiscal year of 2025. This was due to both a sharp drop in sales volume—from 11,060 kg to 176 kg—and a decline in average selling price, from USD108 per kg to USD34 per kg.

Overall, total revenue from primarily-processed teas declined markedly, largely due to falling selling prices driven by market oversupply and softening economic conditions in China.

Cost of sales

Our cost of sales mainly consists of (i) plantation costs and (ii) processing costs of our tea products sold. Cost of sales accounted for 47.0%, 73.8% and 89.2% of the Company’s revenue for the fiscal years ended December 31, 2023, 2024, and 2025, respectively.

The Company’s cost of sales for the last three fiscal years is as follows:

	For The Years Ended December 31,
	2025		2024		Variance
	$’000	% Of Cost	$’000	% Of Cost	$’000%
Plantation Cost			—	—
Picking Fee	6,807	62.41%	6,914	62.38%	(107)	(1.55)%
Cultivation Cost	1,541	14.13	1,684	15.20	(143)	(8.49)
Fertilizer Cost	1,147	10.52	1,167	10.53	(20)	(1.71)
Staff Cost for Patrollers	192	1.76	135	1.22	57	42.22
Management Fee of Tea Garden Managers	155	1.42	157	1.42	(2)	(1.27)
Depreciation of Tea Gardens	849	7.78	788	7.11	61	7.74
Rental of Tea Gardens	12	0.11	23	0.21	(11)	(47.83)
Tax Reduction	(43)	(0.39)	(130)	—	87	(66.92)

Processing Costs	237	2.18%	259	2.34%	(22)	(8.49)

Total Raw Tea Processing Cost	10,897	99.92%	10,997	99.22%	(100)	(0.91)%

Other Costs	8	0.08%	87	0.78%	(79)	(90.80)%
Total Cost	10,905	100%	11,084	100%	(179)	(1.61)%

	For The Years Ended December 31,
	2024		2023		Variance
	$’000	% Of Cost	$’000	% Of Cost	$’000%
Plantation Cost	—	—	—	—	—	—
Picking Fee	6,914	62.38%	6,954	61.33%	(40)	(0.58)%
Cultivation Cost	1,684	15.20	1,770	15.61	(86)	(4.86)
Fertilizer Cost	1,167	10.53	1,180	10.41	(13)	(1.10)
Staff Cost for Patrollers	135	1.22	137	1.21	(2)	(1.46)
Management Fee of Tea Garden Managers	157	1.42	159	1.40	(2)	(1.26)
Depreciation of Tea Gardens	788	7.11	843	7.44	(55)	(6.52)
Rental of Tea Gardens	23	0.21	8	0.07	15	187.50
Tax Reduction	(130)	—	(32)	—	(98)	306.25

Processing Costs	259	2.34%	286	2.52%	(27)	(9.44)

Total Raw Tea Processing Cost	10,997	99.22%	11,305	99.71%	(308)	(2.72)%

Other Costs	87	0.78%	33	0.29%	52	163.64%
Total Cost	11,084	100%	11,338	100%	(254)	(2.24)%

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

Our picking fees remained relatively stable, decreasing marginally from approximately USD 6.9 million in 2024 to approximately USD 6.8 million in 2025. Similarly, our cultivation costs experienced a slight decline from USD 1.7 million to USD1.5 million over the same period.

However, despite this modest reduction in cost of sales, our gross profit decreased significantly by approximately USD 2.62 million or 66.7%, from approximately USD 3.93 million in 2024 to approximately 1.31 million in 2025. Our gross profit margin also declined sharply, falling from 26.2% in 2024 to 10.8% in 2025. This contraction was predominantly attributable to reduced selling prices and volumes for primarily-processed white and black teas, while plantation and processing costs remained largely consistent.

Gross profit and gross profit margin

Gross profit represents the excess of revenue over the cost of sales and our gross profit margin represents gross profit as a percentage of revenue. The following table sets forth the gross profit and gross profit margin by three different segments for the periods indicated:

	For the years ended December 31,
	2024		2023		Variance
	USD’000%		USD’000%		USD’000%
Primarily-Processed White Tea	—	—	—	—	—	—
Revenue	$11,231		$19,885		$(8,654)	(43.5)%
% of revenue		74.8%		82.4%
Cost of revenue	$8,337		$9,128		$(791)	(8.7)%
% of cost		75.2%		80.5%
Gross profit	$2,894		$10,757		$(7,863)	(73.1)%
Gross profit margin		25.8%		54.1%

Primarily-Processed Black Tea
Revenue	$2,584		$3,798		$(1,214)	(32.0)%
% of revenue		17.2%		15.7%
Cost of revenue	$2,090		$2,141		$(51)	(2.4)%
% of cost		18.9%		18.9%
Gross profit	$494		$1,657		$(1,163)	(70.2)%
Gross profit margin		19.1%		43.6%

Refined Tea
Revenue	$1,199		$438		$761	173.7%
% of revenue		8.0%		1.8%
Cost of revenue	$657		$69		$588	852.2%
% of cost		5.9%		0.6%
Gross profit	$542		$369		$173	46.9%
Gross profit margin		45.2%		84.2%

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

	For the years ended December 31,
	2025		2024		Variance
	USD’000%		USD’000%		USD’000%
Primarily-Processed White Tea
Revenue	$9,914		$11,231		$(1,317)	(11.7)%
% of revenue		81.1%		74.8%
Cost of revenue	$8,787		$8,337		$450	5.4%
% of cost		80.6%		75.2%
Gross profit	$1,127		$2,894		$(1,767)	(61.1)%
Gross profit margin		11.4%		25.8%

Primarily-Processed Black Tea
Revenue	$2,299		$2,584		$(285)	(11.0)%
% of revenue		18.8%		17.2%
Cost of revenue	$2,113		$2,090		$23	1.1%
% of cost		19.3%		18.9%
Gross profit	$186		$494		$(308)	(62.3)%
Gross profit margin		8.1%		19.1%

Refined Tea
Revenue	$6		$1,199		$(1,193)	(99.5)%
% of revenue		0.1%		8.0%
Cost of revenue	$5		$657		$(652)	(99.2)%
% of cost		0.1%		5.9%
Gross profit	$1		$542		$(541)	(99.8)%
Gross profit margin		16.7%		45.2%

We observed a notable decline in gross profit, primarily due to a significant drop in sales and profitability of primarily-processed tea products and refined tea. For the fiscal years ending December 31, 2024 and 2025, our gross profit amounted to approximately USD 3.93 million and USD 1.31 million, respectively. Our gross profit margin experienced a substantial decrease from approximately 25.9% in the fiscal year ending December 31, 2024, to around 10.8% in the fiscal year ending December 31, 2025. This decline was primarily attributable to reduced margins in primarily-processed white and black tea segments, despite the continued profitability of our refined tea products.

Selling and distribution costs

Our selling and distribution costs consist of staff costs which represented the staff costs in the department of Sales and marketing, costs of packing materials, and other expenses including advertising expenses, promotional expenses, traveling expenses, and consumables. The following table sets forth a breakdown of the key components of our selling and distribution costs for the indicated periods:

	For The Years Ended December 31,
	2025	2024	Variance
	USD’000	USD’000	USD ‘000%
Staff Costs	36	31	5	16.1%
Cost of Packing Materials	44	36	8	22.2%
Advertising and Promotional Expenses	68	371	(303)	(81.7)%
Others	2	—	2	—
Total	150	438	(288)	(65.8)%

The selling and distribution costs decreased significantly from approximately USD438,000 for the year ended December 31, 2024 to approximately USD150,000 for the year ended December 31, 2025. This sharp decrease was primarily attributable to the Company’s reduction in promotional and advertising activities and tighter control over distribution-related expenses in 2025, as the Company focused more on existing customer relationships and targeted sales efforts rather than broad marketing campaigns. .

Administrative expenses

Our administrative expenses primarily consist of staff costs, depreciation charges, listing expenses, social insurance, housing provident fund, and other expenses during the last two fiscal years. The following table sets forth a breakdown of the key components of our administrative expenses for the periods indicated:

	For The Years Ended December 31,
	2025	2024	Variance
	USD’000	USD’000	USD’000%
Listing Expenses	—	708	(708)	(100.0)%
Staff Costs	277	178	99	55.6%
Social Insurance and Housing Provident Fund	100	92	8	8.7%
Depreciation and Amortization	295	286	9	3.1%
Others	1,394	148	1,246	841.9%
Totals	2,066	1,412	654	46.3%

Administrative expenses increased significantly from approximately USD 1.41 million for the fiscal year ended December 31, 2024 to approximately USD 2.07 million for the year ended December 31, 2025, representing an 46.3% year-over-year increase. The increase was primarily attributable to higher professional service fees and compliance-related expenses incurred after the Company’s Nasdaq listing, including audit, legal, investor relations and other public company reporting expenses, as well as increased corporate administrative costs to support the Company’s listed-company operations.

Income tax (expense)/credit

	Year ended December 31,
	2025	2024	Variance
	USD’000	USD’000	USD ‘000%
PRC Enterprise Income Tax Expense
Current year	(295)	(38)	(257)	676.3%
Deferred tax	113	123	(10)	(8.1)%
	(182)	85	(267)	(314.1)%

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

Pursuant to the Business Companies Act (the “BC Act”) of the British Virgin Islands (the “BVI”), business companies incorporated pursuant to the BC Act are exempt from all provisions of the Income Tax Act of the BVI (including with respect to all dividends, interests, rents, royalties, compensation and other amounts payable by the company to persons who are not persons resident in the BVI). Capital gains realized with respect to any shares, debt obligations or other securities of a company by persons who are not persons resident in the BVI are also exempt from all provisions of the Income Tax Act of the BVI.

No Hong Kong profits tax has been provided as there was no assessable profit earned in or derived from Hong Kong for the years ended December 31, 2024 and 2025.

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

A reconciliation between income tax credit and profit before taxation at applicable tax rates is set out below:

	Year ended December 31,
	2024	2025
	USD’000	USD’000
Profit before taxation	2,003	863

Taxation at the applicable tax rate	597	199
Tax effect of preferential tax rates for tea plantation in the PRC	(1,023)	(301)
Tax effect of non-deductible expenses	221	256
Tax effect of non-taxable income	—	(276)
Tax effect of tax losses unrecognized	95	78
Tax effect of tax losses expired	—	83
Under-provision in prior year	25	143
Income tax (credit)/expenses	(85)	182

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

The table below sets forth the cash flow data from the combined statements of cash flows for the periods indicated:

	Year ended December 31
	2023	2024	2025
	USD’000	USD’000	USD’000

Operating activities
Net profit	11,501	2,088	681

Adjustments for:
Income tax (benefit) expense	(118)	(85)	182
Depreciation	1,111	1,108	1,191
Gain on valuation of warrants	—	—	(1,673)
Operating profit before working capital changes	12,494	3,111	381

Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(106)	91	(319)
Trade receivables	(95)	233	(50)
Prepayments and other current assets	(5)	8	(679)
Trade payables	—	28	(16)
Accruals and other payables	425	(159)	274
Operating lease liabilities	(16)	(14)	(17)
Income tax payable	(146)	(148)	(157)
Cash generated from (used in) operating activities	12,551	3,150	(583)

Investing activities
Payments for and deposits paid for non-current assets	(1,763)	(258)	(2,397)
Cash used in investing activities	(1,763)	(258)	(2,397)

Financing activities
Proceeds from bank borrowings	141	—	139
Repayments from bank borrowings	—	(139)	—
Issue of shares upon listing	—	8,050	—
Share issuance expenses	—	(1,166)	—
Proceeds from Private Placement	—	—	6,926
Private Placement expenses	—	—	(643)
Amounts due to related parties	609	334	220
Cash generated from financing activities	750	7,079	6,642
Increase in cash and cash equivalents	11,538	9,971	3,662
Cash and cash equivalents at the beginning of the year	23,174	34,166	43,015
Effect of exchange rate changes	(546)	(1,122)	1,735
Cash and cash equivalents at the end of the year	34,166	43,015	48,412

Supplemental disclosure of cash flows information
Cash paid during the year for income tax	146	148	157
Cash paid during the year for interest	136	137	3

Supplemental disclosure of significant non-cash financing activity:

During the year ended December 31, 2024, the settlement of bank overdraft of $2,545,000 were through the amount due to Mr. CHUN SUN WONG, the controlling shareholder of the Company.

Operating Activities

Our cash generated from/used in operating activities was primarily derived from the receipts of sales of our tea products, while cash used in operating activities mainly comprised payments for plantation costs, processing expenses, and other operating and listing-related expenditures.

For the year ended December 31, 2023, we recorded net cash inflows from operating profit before working capital changes of approximately USD 12.49 million and net cash generated from operating activities of approximately USD 12.55 million. The minimal difference between these figures reflects relatively stable working capital movements, including increased accruals and limited fluctuations in trade receivables.

For the year ended December 31, 2024, our net cash inflows from operating profit before working capital changes decreased significantly to approximately USD 3.11 million, and net cash generated from operating activities declined to approximately USD 3.15 million. This substantial reduction was primarily due to the sharp decline in profit before tax, which fell from USD 11.38 million in 2023 to USD 2.00 million in 2024, reflecting weakened overall sales performance and profitability.

For the year ended December 31, 2025, our net cash inflows from operating profit before working capital changes decreased significantly to approximately USD 381,000, and recorded net cash used in operating activities of approximately USD 583,000. This substantial reduction was due to lower revenue and gross profit in 2025, together with increased administrative expenses and changes in working capital, including the timing of collections from customers and payments to suppliers and service providers..

Investing Activities

Our cash used in investing activities primarily consisted of payments for and deposits paid for non-current assets .

For the year ended December 31, 2023, our net cash used in investing activities was approximately USD 1.76 million.

For the year ended December 31, 2024, our net cash used in investing activities significantly decreased to approximately USD 258,000.

For the year ended December 31, 2025, our net cash used in investing activities significantly increased to approximately USD 2.4 million.

Financing Activities

Our cash generated from financing activities primarily consisted of (i) proceeds from Private Placement, (ii) proceeds from the issuance of shares upon listing, (iii) advances from related parties, and (iv) bank borrowings.

For the year ended December 31, 2023, our net cash generated from financing activities was approximately USD 0.75 million, mainly due to (i) proceeds from short-term bank borrowings of approximately USD 0.14 million, and (ii) borrowings from related parties of approximately USD 0.61 million.

For the year ended December 31, 2024, our net cash generated from financing activities significantly increased to approximately USD 7.08 million. This was primarily attributable to the proceeds of approximately USD 8.05 million from the issuance of shares upon listing, partially offset by related share issuance expenses of USD 1.17 million and minor repayments to related parties.

For the year ended December 31, 2025, our net cash generated from financing activities slightly decreased to approximately USD 6.64 million. This was primarily attributable to the (i) proceeds of approximately USD 6.93 million from Private Placement, partially offset by related Private Placement expenses of approximately USD 0.64 million, (ii) advances from related parties of approximately USD 0.22 million, and (iii) proceeds from short-term bank borrowings of approximately 0.14 million.

Banking facilities

During the year ended December 31, 2024, the Group repaid all bank loans and cancelled all the banking facilities. Therefore, there were no banking facilities available to the Group as of December 31, 2024.

As of December 31, 2025, total banking facilities available to the Group amounting to US$ 143,000 are secured by a guarantee from a director of the Company for the short-term bank borrowings.

As of December 31, 2025, the Group had utilized the facilities in the amount of approximately US$143,000.

C. Research and Development, Patents and Licenses, etc.

See “Item 3. Key Information- PRC Government Permissions and Approvals” and “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments, or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the collection of accounts receivable, the useful lives and impairment of property and equipment, and the provisions for income taxes. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in the preparation of our consolidated financial statements. We believe there have been no material changes to our critical accounting policies and estimates.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

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

Our revenue consists primarily of the sale of primarily-processed teas and refined teas in mainland China. Sales of products are for cash or otherwise agreed-upon credit terms. Our payment terms vary by customer. Our revenue generating activities have a single performance obligation and are recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are delivered to the customer, depending upon the method of distribution, and delivery terms. Revenue is measured as the amount of consideration we expect to receive in exchange for our products. We do not allow for a right of return except for matters related to quality.

Property, plant and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Expenditures for additions or renewals and improvements are capitalized; expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its economic life are charged to expense as incurred.

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

Income tax

Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2024 and 2025, the Group had no uncertain income tax position. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest and penalties related to unrecognized tax liabilities (if any) in interest expenses and administrative expenses, respectively.

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

Leases

Below shows the movements of Right-of-use assets and lease liabilities presented in the consolidated statements of financial position:

	Right-of-use assets	Lease liabilities
	USD’000	USD’000
As of 1/1/2023	142	170
Inception of new lease	66	66
Depreciation expense	(20)	—
Interest expense	—	13
Payment	—	(29)
Exchange adjustments	(2)	(4)

As of 12/31/2023	186	216
Depreciation expense	(17)	—
Interest expense	—	13
Payment	—	(28)
Exchange adjustments	(5)	(5)
As of 12/31/2024	164	196

	Right-of-use assets	Lease liabilities
	USD’000	USD’000
As of 1/1/2025	164	196
Depreciation expense	(19)	—
Interest expense	—	12
Payment	—	(29)
Exchange adjustments	6	8
As of 12/31/2025	151	187

The lease liabilities based on their maturity are as follows:

	As of December 31,
	2024	2025
	USD’000	USD’000
Analyzed into:
Within one year	17	19
In the second to fifth year, inclusive	63	56
Over fifth year	116	112
	196	187

Leases include prepaid land lease and lease of properties. Prepaid land lease represents the cost of the rights of the use of the land in respect of leasehold land in mainland China, on which the Group’s buildings and tea garden are situated. The prepaid land lease’ terms are 26 to 30 years. The lease terms of properties are 5 to 10 years from inception.

Impairment of long-lived assets

Long-lived assets include property, plant and equipment and ROU are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not record any impairment losses for the years ended December 31, 2023, 2024 or 2025.

Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, lawsuits, and tax disputes. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. As of December 31, 2024 and 2025, the Group had no such potential material loss contingency.

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

The Group follows the provisions of ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

Level 2:	applies to assets or liabilities for which there are inputs, other than quoted prices in level, that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data; and

Level 3:	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.

As of December 31, 2024 and 2025, the carrying value of financial instruments included in current assets and liabilities approximate their fair values because of the short-term nature of these instruments.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 “Significant Accounting Policies — Recently Issued Accounting Pronouncements” of our consolidated financial statements.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dezhi Liu	57	Chief Executive Officer and Chairman of the Board of Directors
Bangjie Hu	30	Chief Financial Officer, Director
Swee Leng Seng	63	Independent Director
Jingwei Zhang	37	Independent Director
Kenneth Kei Biu Cheng	42	Independent Director

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

Bangjie Hu — Bangjie Hu has been our Chief Financial Officer since May 2023. On June 11, 2025, Mr. Hu was appointed to serve as a member of our Board of Directors. Previously, Bangjie Hu served as an Investment Manager at Alpha Management Consulting Co., Ltd. from July 2022 through May 2023. From May 2021 through July 2022, Bangjie Hu was a Cost Accounting Manager at United Winners Laser Co., Ltd. (SSE: 688518) and from February 2019 through February 2021, Bangjie Hu was a Cost Accounting Supervisor at Insitu Construction (Group) Pty Ltd. Bangjie Hu holds a Master of Financial Analysis from the University of New South Wales and a Bachelor of Commerce in Finance & Economics from the University of Sydney. We believe that Bangjie Hu is qualified to serve as our Chief Financial Officer in light of his experience working in finance and his significant experience preparing financial reports.

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

Kenneth Kei Biu Cheng — Mr. Cheng has served as the Company’s independent director since March 29, 2024. Mr. Cheng has over 15 years of experience in accounting, finance and operations. Since October 2021, he has served as the Senior Director of Finance and Operations at Race Capital, a venture capital firm based in Silicon Valley in California. Between 2016 and 2021 he served as a Controller at 500 Startups, a global venture capital firm and accelerator program. He also had seven years of experience with public accounting firms including PricewaterhouseCoopers and KPMG. Mr. Cheng holds a Bachelor’s Degree in Economics from University of California, Berkeley. He also holds the chartered financial analyst designation and is a certified public accountant (inactive) in California. We believe Mr. Cheng is qualified to serve as a Director of our Company based on his extensive experience with start-up enterprise and accounting, finance and operations experience.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

B. Compensation

As of December 31, 2024 and 2025, we paid an aggregate of approximately $72,000 and $187,000, respectively, to our executive officers, directors and independent directors.

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

Mr. Hu is entitled under the agreement to a pre-tax base salary of US$6,000 per month as well as potential cash bonus or equity incentives in the Company, in each case pursuant to the discretion of the board of directors. The Company may terminate Mr. Hu’s employment for cause at any time, without notice or renumeration, if Mr. Hu is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement; is grossly negligent or acts dishonestly to the detriment of the Company; has engaged in actions amounting to willful misconduct; or breaches the non-competition, non-solicitation and non-disparagement provisions and other customary employment covenants.

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

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth, as of the date of this annual report, the beneficial ownership of our Ordinary Shares by each executive officer and director, by each person known by us to beneficially own more than 5% of our Ordinary Shares and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 5,056,815 Ordinary Shares issued and outstanding.

	Ordinary Shares Beneficially Owned		Voting Power(4)
	Beneficially	Percent
Directors and Executive Officers:
Mr. Bangjie Hu(2)	250,000	4.94%	0.19%
Mr. Dezhi Liu(5)	—	—	—
Swee Leng Seng	—	—	—
Jingwei Zhang	—	—	—
Kenneth Kei Biu Cheng	—	—	—
All directors and executive officers as a group (five individuals):	250,000	4.94%	0.19%
Other ≥ 5% Beneficial Owners
Mr. Chun Sun Wong(3)	470,000	9.29%	96.47%
Mr. Zhuo Wang(1)	242,500	4.80%	0.19%
All ≥ 5% Beneficial Owners as a group	712,500	14.09%	96.66%

(1)	The shares beneficially owned by Zhuo Wang are held by WZ Global (BVI) Limited, a company incorporated in the British Virgin Islands. WZ Global (BVI) Limited is 100% owned by Mr. Zhuo Wang, who is the sole shareholder and director of WZ Global (BVI) Limited.

(2)	Mr. Hu is the Chief Financial Officer of the Company.

(3)	These shares are held by Plentiful Thriving (BVI) Limited, a company incorporated in the British Virgin Islands. Plentiful Thriving (BVI) Limited is 100% owned by Mr. Wong, who is the sole shareholder and director of Plentiful Thriving (BVI) Limited. In addition to 470,000 ordinary shares, Plentiful Thriving (BVI) Limited holds 125,000 outstanding Founder Preferred Shares which have the power to cast 1,000 votes per share. Founder Preferred Shares are non-convertible, non-redeemable, and have no other rights.

(4)	Voting power is based on a total of 130,056,815 available shareholder votes, consisting of 5,056,815 outstanding ordinary shares and 125,000 outstanding Founder Preferred Shares casting 1,000 votes per share.

(5)	Mr. Liu is the Chief Executive Officer of the Company.

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date.

The persons named above have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a “beneficial owner” of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our Ordinary Shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2025.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Amounts due to related parties

	As of December 31,
Name of related parties	2024	2025
	USD’000	USD’000
Mr. CHUN SUN WONG	586	309
Mr. ZHUO WANG	836	1,333
	1,422	1,642

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

B. Amended and Restated Memorandum and Articles of Association

We adopted an amended and restated memorandum and articles of association on February 14, 2026. The following are summaries of certain material provisions of the amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our shares.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

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

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

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

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the ordinary shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the ordinary shares held by them.

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

Founder Preferred Shares. Our Founder Preferred Shares are entitled to cast one thousand (1,000) votes per share on all matters submitted to a vote of the shareholders, except where a separate class meeting is required by law or by our Articles of Association. Founder Preferred Shares are non-convertible, non-redeemable, and non-transferable, and have no rights to dividends, whether declared by the board of directors or otherwise and no rights to any distribution of assets in the event of a winding up, dissolution, reorganization, or other distribution of capital of the Company and carry no other rights, preferences, or privileges.

Inspection of Books and Records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

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

Sale or Other Disposition of Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Ordinary Shares. Any capital gain or loss will be long-term if our Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of individuals and other non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a mainland China “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of our Ordinary Shares is subject to tax in mainland China, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and mainland China may elect to treat the gain as mainland China source income. If a U.S. holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. holder may not be able to use the foreign tax credit arising from any mainland China tax imposed on the disposition of our Ordinary Shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as mainland China source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for our Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for our Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our Ordinary Shares, provided that our Ordinary Shares are regularly traded on the Nasdaq Capital Market.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Ordinary Shares will generally continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in our Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of our Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our Ordinary Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit Risk

Credit risk — risk management

Credit risk is managed on a Company-wide basis. The credit risk of the Company mainly arises from cash and cash equivalents, trade receivables, deposits, and other receivables. The carrying amounts of these balances represent the Company’s maximum exposure to credit risk in relation to these assets.

To minimize the credit risk, management has delegated a team responsible for the determination of credit limits, credit approvals, and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company reviews the recoverable amount of each individual debt at the end of the reporting period to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

As of December 31, 2024, and 2025, the Company faced a concentration of credit risk on trade receivables from its top five debtors, which accounted for 53.0%, and 43.0% of the Company’s trade receivables, respectively. These debtors have no significant financial difficulty and/or historical default experience.

Credit risk — impairment of financial assets

Trade receivables

The Company applies the simplified approach to provide for expected credit losses (“ECLs”). To measure the ECLs, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The Company has performed a historical analysis based on the background and reputation of the customers, historical settlement records, past experience and adjusted for the factors that are specific to the customers and general economic condition.

Management assessed that the expected credit loss rate and loss allowances for these balances to be insignificant during the last two fiscal years.

	As of December 31,
	2024	2025
	USD’000	USD’000
Trade receivables	681	762

The Company normally allows credit terms to well-established customers are 60 days. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors. Trade receivables are expected to be recovered within one year.

The Company’s top five customers accounted for 43% and 53% of accounts receivable as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, 1 customer and 3 customers accounted for over 10% of the total accounts receivable, respectively.

Cash at banks

	As of December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Cash at banks	36,709	43,008	48,410
Cash on hand	2	7	2
Cash and cash equivalents presented in the consolidated statements of cash flows	36,711	43,015	48,412

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

In connection with the issuance and distribution of our Ordinary Shares in our initial public offering, the Company sold a total of 1,750,000 Shares at an offering price of $4.00 per share for gross proceeds of $7,000,000. By letter dated October 21, 2024, the underwriters exercised their option to purchase all of the available Over-allotment Shares. The purchase and sale of the Over-allotment Shares was closed on October 23, 2024, resulting in $1,050,000 in additional gross proceeds from the IPO.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective as our management has identified deficiencies  that has been identified related to lack of review procedures within the financial reporting procedures, lack of formal process in respect of impairment assessment on long lived assets, lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, and lack of formal process in respect of monitoring related parties and their respective transactions.

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

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to deficiencies identified in our internal control over financial reporting as described above.

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

(d) Changes in internal control over financial reporting

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31,
	2025	2024
Audit fees (1)	$210,000.00	$190,000.00
Audit-Related fees	5,000.00	—
Tax fees	—	—
All other fees (2)	—	—
Total	$215,000.00	$190,000.00

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for (i) the audit of our annual financial statements; or (ii) the audits of our financial statements and review of the interim financial statements in connection with our initial public offering.

(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

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

Currently, we follow home country practice with respect to certain aspects our corporate governance. Specifically, we have elected to follow home country practice in lieu of the shareholder approval rules in Nasdaq Rule 5635. See “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to our Ordinary Share - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

Part III

Item 17. FINANCIAL STATEMENTS

Item 18. See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Oriental Rise Holdings Limited, and its operating entities are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association filed February 16, 2026 ((Incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K filed with the SEC on February 27, 2026)

1.2	Reduction of Share Capital Certificate filed April 7, 2026 ((Incorporated by reference to Exhibit 3.1 to our Report of Foreign Private Issuer on Form 6-K filed with the SEC on April 15, 2026)

2.1	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to Exhibit 2.1 to our Annual Report on Form 20-F filed with the SEC on April 30, 2025)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on November 14, 2023)

2.3	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on November 14, 2023)

2.4	Form of Warrant (Incorporated by reference to Exhibit 4.1 to our Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 22, 2025)

4.1	Employment Agreement with Dezhi Liu (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.2	Employment Agreement with Bangjie Hu (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.3	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on January 25, 2024)

4.4	English Translation of Form of Agreement for the Transfer of Contractual Management Rights of Tea Garden with Zhaizhong Township (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.5	English Translation of Form of Collective Forest Right Transfer Agreements with Zhaizhong Township (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.6	English Translation of Form of Agreement for the Transfer of Contractual Management Rights of Tea Garden with Huangbai Township (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.7	English Translation of Form of Collective Forest Right Transfer Agreements with Huangbai Township (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.8	English Translation of Form of Tea Garden Management Agreements between the Company and the Individual Tea Garden Managers (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.9	English Translation of Letter of Intent between the Company and Management Committee of the Zherong Tea Industrial Zone (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.10	English Translation of Changguan Village Framework Agreement between the Company and Changguan Village Committee of Huangbai Township, Zherong County (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.11	English Translation of Collective Forest Right Transfer Agreement between the Company and Changguan Village Committee, Zherong County (incorporated by reference to Exhibit 10.12 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.12	English Translation of Letter of Intent between the Company and Changguan Village Committee of Huangbai Township, Zherong County (incorporated by reference to Exhibit 10.13 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.13	English Translation of Shakengli Village Framework Agreement between the Company and Shakengli Village Committee, Huangbai Township, Zherong County (incorporated by reference to Exhibit 10.14 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.14	English Translation of First Shakengli Village Contractual Management Rights Agreement between the Company and Shakengli Village Committee, Zherong County (incorporated by reference to Exhibit 10.15 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.15	English Translation of Ruanling Village Collective Forest Right Transfer Agreement between the Company and Ruanling Village Committee, Zherong County (incorporated by reference to Exhibit 10.16 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.16	English Translation of Xiaping Village Collective Forest Right Transfer Agreement between the Company and Xiaping Village Committee, Zherong County (incorporated by reference to Exhibit 10.17 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.17	English Translation of Youjiabian Village Collective Forest Right Transfer Agreement between the Company and Youjiabian Village Committee, Zherong County (incorporated by reference to Exhibit 10.18 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.18	English Translation of a Tripartite Land Use Agreement among the Company, the People’s Government of Zherong County and Houlong Village Committee of Zhaizhong Township (incorporated by reference to Exhibit 10.19 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.19	English Translation of Land Lease Agreement between the Company and Houlong Village Committee of Zhaizhong Township, Zherong County and its amendment (incorporated by reference to Exhibit 10.20 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.20	English Translation of Lease Agreement between the Company and Houlong Village Committee, Zherong County (incorporated by reference to Exhibit 10.21 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.21	English Translation of Lease Agreement between the Company and an independent third party (incorporated by reference to Exhibit 10.22 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

4.22	English Translation of Framework agreements (Product Sales Contract) between the Company and Fujian Pingfu Tea Co., Ltd., the Company’s largest tea business operator customer (incorporated by reference to Exhibit 10.23 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-274976), as amended, initially filed with the SEC on October 13, 2023)

11.2	Insider Trading Policies (Incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F filed with the SEC on April 30, 2025)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97.1	Executive Compensation Recovery Policy (Incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F filed with the SEC on April 30, 2025)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Oriental Rise Holdings Limited

By:	/s/ Dezhi Liu
	Name:	Dezhi Liu
	Title:	Chief Executive Officer

Date: April 30, 2026

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
ORIENTAL RISE HOLDINGS LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Oriental Rise Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Oriental Rise Holdings Limited (a Cayman Islands exempted company with limited liability) and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company’s auditor since 2022.

/s/ PKF Littlejohn LLP
PKF Littlejohn LLP

PCAOB Registration Number: 2814

London, United Kingdom

April 30, 2026

Oriental Rise Holdings Limited
Consolidated statements of financial position
As of December 31, 2024 and 2025
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		As of December 31,
	Note	2024	2025
		USD’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	8	43,015	48,412
Trade receivables	9	681	762
Inventories	10	1,869	2,279
Prepayments and other current assets		1	687
Total current assets		45,566	52,140

Property, plant and equipment, net	11	25,691	25,771
Deposits paid for non-current assets	12	103	2,345
Right-of-use assets	13	164	151
Deferred tax assets	14	596	738
Total non-current assets		26,554	29,005
Total assets		72,120	81,145

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	18	—	143
Trade payables	15	28	12
Accruals and other payables	16	357	643
Amounts due to related parties	17	1,422	1,642
Lease liabilities, current portion	13	17	19
Income tax payable		13	156
Total current liabilities		1,837	2,615

Lease liabilities, non-current portion	13	179	168
Total non-current liabilities		179	168
Total liabilities		2,016	2,783

Shareholders’ equity
Ordinary shares (US$0.016** par value, 6,250,000** shares authorized, 1,100,625** shares issued and outstanding as of December 31, 2024 and US$0.016 par value, 6,125,000 shares authorized, 4,206,788 shares issued and outstanding as of December 31, 2025)
Founders Preferred Shares (US$0.016** par value, 125,000** shares authorized, 125,000** shares issued and outstanding as of December 31, 2025)	19	18	69
Receivables from shareholders		(3,210)	(3,210)
Share premium	19	11,745	16,305
Retained profits		64,707	65,388
Accumulated other comprehensive loss		(5,695)	(2,729)
Other reserves	19	2,539	2,539
Total shareholders’ equity		70,104	78,362
Total liabilities and shareholders’ equity		72,120	81,145

**	On December 30, 2025, the Company implemented a one-for-twenty reverse stock split of the Company’s authorized, issued and outstanding ordinary shares, including the Founders Preferred Shares. All references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted.

The accompanying notes are an integral part of these consolidated financial statements.

Oriental Rise Holdings Limited
Consolidated statements of operations
For the years ended December 31, 2023, 2024 and 2025
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

		Year ended December 31
	Note	2023	2024	2025
		USD’000	USD’000	USD’000
Revenues from sales of product	3	24,122	15,014	12,219
Cost of sales		(11,338)	(11,084)	(10,905)
Gross profit		12,784	3,930	1,314

Operating expenses:
Selling and distribution costs		(73)	(438)	(150)
Administrative expenses		(1,305)	(1,412)	(2,066)
Total operating expenses		(1,378)	(1,850)	(2,216)

Operating profit (loss)		11,406	2,080	(902)

Other income and loss, net	4	126	73	107
Gain on valuation of warrants	19	-	-	1,673
Finance costs	5	(149)	(150)	(15)
Profit before taxation	6	11,383	2,003	863
Income tax benefit (expense)	7	118	85	(182)
Net profit for the year		11,501	2,088	681

Earnings per share
Basic and diluted (USD)		19.17	3.36	0.34

Weighted-average number of shares
Basic		600,000	620,532	2,006,185
Diluted		600,000	620,532	2,006,185

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Consolidated statements of comprehensive income
For the years ended December 31, 2023, 2024 and 2025
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	Year ended December 31
	2023	2024	2025
	USD’000	USD’000	USD’000
Net profit for the year	11,501	2,088	681

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment	(1,152)	(1,912)	2,966
Other comprehensive (loss) income	(1,152)	(1,912)	2,966
Total comprehensive income for the year	10,349	176	3,647

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Consolidated statements of changes in equity
For the years ended December 31, 2023, 2024 and 2025
(all amounts in thousands of USD, except for number of shares and per share data, or as otherwise noted)

	Share capital**		Receivables from shareholders	Share premium	Accumulated other comprehensive Income	Merger reserve	Capital reserve	Statutory reserve	Retained profits	Total
	USD’000		USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
At 1/1/2023	10	*^	(10)*^	1,667	(2,631)	1	2,291	247	51,118	52,693
Issuance of new shares	6		(3,200)	3,194	—	—	—	—	—	—
Profit and total comprehensive income for the year	—		—	—	(1,152)	—	—	—	11,501	10,349
At 31/12/2023	16		(3,210)	4,861	(3,783)	1	2,291	247	62,619	63,042

Issuance of new shares	2		—	6,884	—	—	—	—	—	6,886
Profit and total comprehensive income for the year	—		—	—	(1,912)	—	—	—	2,088	176
At 31/12/2024	18		(3,210)	11,745	(5,695)	1	2,291	247	64,707	70,104

Issuance of Founder Preferred Shares	2		—	—	—	—	—	—	—	2
Issuance of ordinary shares from Private Placement	12		—	709	—	—	—	—	—	721
Issuance of ordinary shares upon exercise of 2025 Warrants	37		—	3,851	—	—	—	—	—	3,888
Profit and total comprehensive income for the year	—		—	—	2,966	—	—	—	681	3,647
At 31/12/2025	69		(3,210)	16,305	(2,729)	1	2,291	247	65,388	78,362

*	Giving retroactive effect to the issuance of shares at nominal consideration effected on January 10, 2023 (Note 20).

^	Giving retroactive effect to the subdivision of shares effected on September 27, 2023 (Note 20).

**	On December 30, 2025, the Company implemented a one-for-twenty reverse stock split of the Company’s authorized, issued and outstanding ordinary shares, including Founder Preferred Shares. All references to number of shares, and to per share information in the consolidated financial statements have been retroactively adjusted (Note 20).

The accompanying notes are an integral part of these consolidated financial statements.

Oriental Rise Holdings Limited
Consolidated statements of cash flows
For the years ended December 31, 2023, 2024 and 2025
(all amounts in thousands of USD)

	Year ended December 31
	2023	2024	2025
	USD’000	USD’000	USD’000
Operating activities
Net profit	11,501	2,088	681

Adjustments for:
Income tax (benefit) expense	(118)	(85)	182
Depreciation	1,111	1,108	1,191
Gain on valuation of warrants	—	—	(1,673)
Operating profit before working capital changes	12,494	3,111	381

Changes in assets and liabilities, net of effects of acquisitions:
Inventories	(106)	91	(319)
Trade receivables	(95)	233	(50)
Prepayments and other current assets	(5)	8	(679)
Trade payables	—	28	(16)
Accruals and other payables	425	(159)	274
Operating lease liabilities	(16)	(14)	(17)
Income tax payable	(146)	(148)	(157)
Cash generated from (used in) operating activities	12,551	3,150	(583)

Investing activities
Payments for and deposits paid for non-current assets	(1,763)	(258)	(2,397)
Cash used in investing activities	(1,763)	(258)	(2,397)

Financing activities
Proceeds from bank borrowings	141	—	139
Repayments of bank borrowings	—	(139)	—
Issue of shares upon listing	—	8,050	—
Share issuance expenses	—	(1,166)	—
Proceeds from Private Placement	—	—	6,926
Private Placement expenses	—	—	(643)
Amounts due to related parties	609	334	220
Cash generated from financing activities	750	7,079	6,642
Increase in cash and cash equivalents	11,538	9,971	3,662
Cash and cash equivalents at the beginning of the year	23,174	34,166	43,015
Effect of exchange rate changes	(546)	(1,122)	1,735
Cash and cash equivalents at the end of the year	34,166	43,015	48,412

Supplemental disclosure of cash flows information
Cash paid during the year for income tax	146	148	157
Cash paid during the year for interest	136	137	3

Supplemental disclosure of significant non-cash financing activity:

During the year ended December 31, 2024, the settlement of bank overdraft of $2,545,000 were through the amount due to Mr. CHUN SUN WONG, the controlling shareholder of the Company.

The accompanying notes are an integral part of these consolidated financial statements

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

1. Description of Business

Oriental Rise Holdings Limited (the “Company”) was incorporated and registered on 25 January 2019 in the Cayman Islands as an exempted company with limited liability under the Companies Act (As Revised), Cap. 22 of the Cayman Islands. The registered office of the Company is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. On 17 October 2024, the Company completed the initial public offering (“IPO”) on the Nasdaq Stock Exchange (stock code: ORIS).

The Company’s ultimate holding company is PLENTIFUL THRIVING LIMITED (“Plentiful Thriving”), a company incorporated in the British Virgin Islands (“BVI”). Plentiful Thriving is controlled by Mr. CHUN SUN WONG (“Mr. Wong”). Plentiful Thriving and Mr. Wong are referred to as the controlling shareholder.

The Company is an investment holding company. The Company and its wholly-owned subsidiaries now comprising the Group are principally engaged in production and trading of primarily-processed teas and refined teas in the People’s Republic of China (“PRC”). Details of the Company’s wholly-owned subsidiaries are set out in below:

	Place of		Issued and	Percentage of ownership interest/voting power/profit sharing
	incorporation and	Date of incorporation/	paid up capital/registered	As of December 31		At of date of this	Principal
Name	operation	establishment	capital	2024	2025	report	activities
Wisdom Navigation Limited (“Wisdom Navigation”)	BVI	15 November 2018	USD100/ USD50,000	100%	100%	100%	Investment holding
East Asia Enterprise Limited	Hong Kong	8 October 2012	HK$10,000/ HK$10,000	100%	100%	100%	Investment holding
福建閩東紅茶業科技有限公司 Fujian Min Dong Hong Tea Industrial Technical Company Limited*	PRC	24 May 2013	HK$29,670,000/ HK$35,000,000	100%	100%	100%	Sales of refined teas
福建省青菁農業綜合開發有限公司 Fujian Qing Jing Agricultural Development Company Limited*	PRC	26 May 2008	RMB 3,060,000/ RMB 3,060,000	100%	100%	100%	Processing of tea leaves and wholesale primarily- processed teas
深圳市閩東紅科技有限公司 Shenzhen Min Dong Hong Tea Industrial Technical Company Limited*	PRC	3 April 2025	RMB Nil/ RMB 5,000,000	-	100%	100%	Dormant

Notes:

All companies now comprising the Group have adopted December 31 as their financial year end date.

*:	The English names of these companies represent the best effort made by the directors of the Company to translate the Chinese names as these companies have not been registered with any official English names.

2. Significant Accounting Policies

2(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

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

2(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates are based on the Company’s knowledge of current events and actions the Company may undertake in the future, actual results could differ from those estimates and assumptions. Items subject to estimates and assumptions include the useful lives of fixed assets, incremental borrowing rates used in leases, impairment of long lived assets and the valuation of inventories which are determined as not significant. Significant accounting estimates reflected in the Group’s financial statements include valuation of derivative liabilities.

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

2(h) Impairment of long-lived assets

Long-lived assets include property, plant and equipment and ROU are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not record any impairment losses for the years ended December 31, 2023, 2024 and 2025.

2(i) Financial Instruments

Financial instruments of the Group primarily consist of cash and cash equivalents, trade receivables, prepayments and other current assets, trade payables, short-term bank borrowings, accruals and other payables and amount due from/to related parties. The carrying values of the Group’s financial instruments approximate their fair values, principally because of the short-term maturity of these instruments or their terms. The Group accounts for its 2025 Warrants (See note 19 below) as financial liabilities due to their derivative characteristics.

2(j) Trade Receivables and Allowance for Credit Losses

Trade receivables are stated at the amount the Group expects to collect. The Group maintains allowances for credit losses. Management considers the following factors when determining the collectability of trade receivables: economic environment, historical experience, creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts. Allowance for credit losses is made and recorded into administrative expenses based on the aging of trade receivables, taking forward looking factors into accounts, and on any specifically identified receivables that may become uncollectible. Trade receivables which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group takes a write-off of the account balances when the Group can demonstrate all means of collection on the outstanding balances have been exhausted. Volatility in market conditions and evolving credit trends are difficult to predict and may cause variability and volatility that may have an impact on our allowance for credit losses in future periods. There was no allowance for credit losses or write-off during the years ended December 31, 2023, 2024 and 2025.

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

2(l) Income Taxes

Income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit of the related tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2024 and 2025, the Group had no uncertain income tax position. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs, if any. The Group records interest and penalties related to unrecognized tax liabilities (if any) in interest expenses and administrative expenses, respectively.

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

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(m) Commitments and Contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, lawsuits, and tax disputes. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. As of December 31, 2024 and 2025, the Group had no such potential material loss contingency.

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

The Group follows the provisions of ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1:	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2:	applies to assets or liabilities for which there are inputs, other than quoted prices in level 1, that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the asset or liability.

The Group’s financial instruments consist of cash and cash equivalents, trade receivables, prepayments and other current assets, deposits, bank borrowings, trade payables, accruals and other payables, amounts due to related parties and warrants. The carrying value of cash and cash equivalents, trade receivables, prepayments and other current assets, deposits, bank borrowings, trade payables, accruals and other payables and amounts due to related parties approximates the fair value due to the short-term nature of those instruments. See Note 19. Warrants for additional information on the respective fair value measurements.

2(o) Foreign currency translation

All of the Group’s operations are conducted in the PRC and as a result, the functional currency of the Group’s PRC subsidiaries is the Chinese Renminbi (“RMB”). The presentation currency of the Group is the USD.

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
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

2. Significant Accounting Policies (cont.)

2(p) Recently Issued Accounting Pronouncements

(i)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, (“ASU 2023-09”). The ASU enhances the transparency and decision usefulness of income tax disclosures by requiring additional disaggregation of information related to the effective tax rate reconciliation, income taxes paid, and income tax expense and pretax income by jurisdiction. The Company adopted ASU 2023 09 on a prospective basis effective January 1, 2025. Accordingly, the enhanced income tax disclosures are presented beginning in fiscal year 2025, and prior period disclosures have not been recast. The adoption of this guidance did not have an impact on the Company’s consolidated results of operations, financial position, or cash flows, as the amendments relate solely to disclosure requirements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. The Company adopted ASU 2024-02 for the annual period ending December 31, 2025. The adoption of this standard did not have a material impact to our results of operations, cash flows or financial condition

(ii)	Recently issued accounting pronouncements not yet adopted

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact

Other accounting standards issued by FASB do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

3. Revenue and segment information

Revenue

The Group’s revenue was generated from production and trading of primarily-processed teas and refined teas in the PRC. Disaggregation of revenue from contracts with customers recognized at a point in time is as follows:

	Year ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Sales of primarily-processed white teas
Premium-grade	3,578	1,783	1,824
First-grade	5,806	3,260	3,409
Second-grade	5,088	3,029	2,397
Third-grade	5,413	3,159	2,284
Sales of primarily-processed black teas
Premium-grade	691	449	434
First-grade	1,176	776	754
Second-grade	900	690	581
Third-grade	1,031	669	530
Sales of refined teas	439	1,199	6
	24,122	15,014	12,219

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

Total revenues represent sales to unaffiliated customers, as reported in the Consolidated Statements of Operations. The Company evaluates the segments’ performance based on direct margins (gross profit) from operations before selling and distribution costs, administrative expenses, finance costs, other income (loss) and income taxes.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

3. Revenue and segment information (cont.)

Information by operating segment is as follows:

	Year ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Revenues:
Sales of primarily-processed teas	23,683	13,815	12,213
Sales of refined teas	439	1,199	6
	24,122	15,014	12,219
Cost of sales:
Sales of primarily-processed teas	11,269	10,427	10,900
Sales of refined teas	69	657	5
	11,338	11,084	10,905
Segment results:
Sales of primarily-processed teas	12,414	3,388	1,313
Sales of refined teas	370	542	1
	12,784	3,930	1,314

No geographical information is presented as all of the Group’s business is carried out in the PRC and from which the Group’s revenue from external customers is generated.

During the years ended December 31, 2023, 2024 and 2025, none of independent third-party customers accounted for more than 10% of the Group’s total revenue.

Measurement of segment assets and liabilities is not provided regularly to the Group’s CODM and accordingly, no segment assets and liabilities information is presented. Management considered the operating expenses cannot be effectively allocated to each segment.

4. Other income and loss, net

	Year ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Other income and loss
– Bank interest income	80	78	86
– Government grants	46	16	21
– Exchange (loss) gain	—	(21)	—
	126	73	107

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

5. Finance costs

	Year ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Interest on bank overdraft	132	136	—
Interest on bank borrowings	4	1	3
Interest on leases	13	13	12
	149	150	15

6. Profit before taxation

Profit (loss) before taxation is arrived at after charging:

	Year ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Staff costs
Salaries and other benefits	444	518	511
Staff welfare	—	1	9
Defined contribution retirement plan contributions	89	90	98
	533	609	618
Other items:
Depreciation of property, plant and equipment	1,091	1,091	1,172
Depreciation of right-of-use assets	20	17	19
Directors’ remuneration	46	72	187
Expense for listing on Nasdaq Stock Exchange	731	708	—

7. Income tax (benefit) expense

	Year ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
PRC Enterprise Income Tax Expense
Current year	83	38	295
Deferred tax	(201)	(123)	(113)
	(118)	(85)	182

Pursuant to the rules and regulations of the Cayman Islands, the Group is not subject to any income tax under such jurisdiction.

Pursuant to the International Business Companies Act, 1984 (the “IBC Act”) of the British Virgin Islands (the “BVI”), international business companies incorporated pursuant to the IBC Act enjoy a complete exemption from income tax. This includes an exemption from capital gains tax and all forms of withholding tax. Accordingly, the subsidiary incorporated in the BVI are not subject to tax. No Hong Kong profits tax has been provided as there was no assessable profit earned in or derived from Hong Kong for the years ended December 31, 2023, 2024 and 2025.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

7. Income tax expense (benefit) (cont.)

The National People’s Congress approved the Corporate Income Tax Law of the PRC (the “New CIT Law”) on 16 March 2007 and the State Council has announced the Detailed Implementation Regulations on 6 December 2007, which has been effective since 1 January 2008. According to the New CIT Law, the income tax rates for both domestic and foreign investment enterprises are unified at 25% effective from 1 January 2008. Pursuant to the relevant PRC tax rules and regulations, the Group’s income derived from the tea plantation is subject to preferential income tax rates of 0% – 12.5%. During the year ended December 31, 2025 and 2024, the income taxes paid by the Company were from one subsidiary situated in the PRC.

A reconciliation between income tax (benefit) expense and profit (loss) before taxation at tax rates applicable to each subsidiary is set out below:

	Year ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000
Profit before taxation	11,383	2,003	863

Taxation at the applicable tax rate	2,898	597	199
Tax effect of preferential tax rates for tea plantation in the PRC	(3,132)	(1,023)	(301)
Tax effect of non-deductible expenses	159	221	256
Tax effect of non-taxable income	—	—	(276)
Tax effect of tax losses unrecognized	—	95	78
Tax effect of tax losses expired	—	—	83
(Over) under-provision in prior year	(43)	25	143
Income tax (benefit) expense	(118)	(85)	182

8. Cash and cash equivalents

	As of December 31,
	2024	2025
	USD’000	USD’000
Cash at banks	43,008	48,410
Cash on hand	7	2
Cash and cash equivalents presented in the consolidated statements of cash flows	43,015	48,412

9. Trade receivables

	As of December 31,
	2024	2025
	USD’000	USD’000
Trade receivables	681	762

The Group normally allows credit terms of 60 days to its customers. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the directors.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

9. Trade receivables (cont.)

The Company’s top five customers accounted for 43% and 53% of accounts receivable as of December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, 1 customer and 3 customers accounted for over 10% of the total accounts receivable, respectively.

10. Inventories

	As of December 31,
	2024	2025
	USD’000	USD’000
Raw materials	295	299
Packaging and other materials	4	4
Growing leaves	1,257	1,321
Finished goods	313	655
	1,869	2,279

11. Property, plant and equipment

	At December 31, 2024
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	31,009	5,558	25,451
Buildings	516	306	210
Plant and machinery	483	454	29
Fixtures and equipment	18	18	—
Motor vehicles	1	1	—
Software	20	20	—
Leasehold improvements	20	19	1
	32,067	6,376	25,691

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

11. Property, plant and equipment (cont.)

	At December 31, 2025
	Original cost	Accumulated depreciation	Assets net
	USD’000	USD’000	USD’000
Bearer plant	32,369	6,961	25,408
Buildings	580	350	230
Plant and machinery	504	475	29
Fixtures and equipment	18	18	—
Motor vehicles	1	1	—
Software	137	33	104
Leasehold improvements	20	20	—
	33,629	7,858	25,771

Depreciation expense for property, plant and equipment for the years ended December 31, 2023, 2024 and 2025 was USD1,091,000, USD1,091,000 and USD1,172,000, respectively.

12. Deposits paid for non-current assets

	As of December 31,
	2024	2025
	USD’000	USD’000
Deposits paid for:
Acquisition of property, plant and equipment	103	—
Equity investment	—	2,345
	103	2,345

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

13. Leases

Below shows the movements of Right-of-use assets and lease liabilities presented in the consolidated statements of financial position:

	Right-of-use assets	Lease liabilities
	USD’000	USD’000
As of 1/1/2024	186	216
Depreciation expense	(17)	—
Interest expense	—	13
Payment	—	(28)
Exchange adjustments	(5)	(5)

As of 31/12/2024	164	196
Depreciation expense	(19)	—
Interest expense	—	12
Payment	—	(29)
Exchange adjustments	6	8
As of 31/12/2025	151	187

The lease liabilities based on their maturity are as follows:

	As of December 31,
	2024	2025
	USD’000	USD’000
Analyzed into:
Within one year	17	19
In the second to fifth year, inclusive	63	56
Over fifth year	116	112
	196	187

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

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

14. Deferred tax assets

The followings presented the category of deferred tax assets recognized by the Group and movements thereon:

	Tax losses	Depreciation	Others	Total
	USD’000	USD’000	USD’000	USD’000
As of 1/1/2024	84	358	46	488
Movement for the year	—	172	(49)	123
Exchange adjustments	(2)	(13)	—	(15)

As of 31/12/2024	82	517	(3)	596
Movement for the year	(83)	190	6	113
Exchange adjustments	1	28	—	29
As of 31/12/2025	—	735	3	738

15. Trade payables

	As of December 31,
	2024	2025
	USD’000	USD’000
Trade payables	28	12

The trade payables are normally due for payment within 30 days.

16. Accruals and other payables

	As of December 31,
	2024	2025
	USD’000	USD’000
Wages payables	110	154
Other payables and accruals	188	499
Deferred government grants	14	—
Other tax payables	45	(10)
	357	643

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

17. Amounts due to related parties

	As of December 31,
Name of related parties	2024	2025
	USD’000	USD’000
Mr. CHUN SUN WONG	586	309
Mr. ZHUO WANG	836	1,333
	1,422	1,642

Mr. CHUN SUN WONG is the controlling shareholder of the Group. The amount due to him is unsecured, interest-free and repayable on demand.

Mr. ZHUO WANG is a shareholder of the Group. The amount due to him is unsecured, interest-free and repayable on demand.

18. Short-term bank borrowings

In March 2023, the Company entered into a 12-month operating loan agreement with Industrial and Commercial Bank of China. The Company received a fund of RMB 1,000,000 (approximately $141,000) with an annual interest rate of 1-year loan prime rate plus 0.5%. The short-term bank borrowing was repaid in March 2024.

In March 2025, the Group entered into a 12-month operating loan agreement with Agricultural Bank of China. The Company received a fund of RMB 1,000,000 (approximately US$143,000) with an annual interest rate of 1-year loan prime rate plus 0.15%. The loan is ultimately guaranteed by a director.

The short-term bank borrowing is subject to the fulfillment of the following financial covenants at all time:

- The borrower’s debt to assets ratio must not exceed 80%; and

- The borrower must not report negative operating cash flows for the three years in the future.

In the event of a breach of these covenants, the short-term bank borrowing may become repayable on demand. As of December 31, 2025, the Directors consider there is no significant adverse financial impacts notwithstanding the Group reported negative operating cash flows for the year ended December 31, 2025.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

19. Warrant liabilities

On July 23, 2025, the Company completed a private placement with fifteen investors, issuing a total of 14,800,000 units at an offering price of $0.4681 per unit, for total gross proceeds of approximately $6.9 million (“Private Placement” or “Offering”). Each unit consists of one ordinary share of the Company, par value US$0.0008 per share, and one warrant (the “2025 Warrant(s)”).

The 2025 Warrants entitle the holders to purchase one ordinary share, par value US$0.0008 per share, at an exercise price of $0.4681 per share. Each 2025 Warrant was exercisable immediately on the date of issuance and expires five years from the date of issuance. Holders of 2025 Warrants could, at any time following the closing of the Offering and in their sole discretion, exercise their 2025 Warrants in whole or in part by means of a zero cash exercise price option, in which the holder received two times the number of ordinary share, par value US$0.0008 per share, that would be issuable upon a cash exercise of the warrant, without payment of additional consideration. In addition: (i) on the 5th trading day following the closing of the Offering, the exercise price for the 2025 Warrants was reduced to 70% of the initial exercise price, or $0.3277 per share; (ii) on the 10th trading day following the closing of the Offering, the exercise price was reduced to 50% of the initial exercise price, or $0.2341 per share; and (iii) upon each adjustment to the exercise price for the warrants, the number of issuable warrant shares was proportionately increased so that the nominal aggregate exercise price of the warrants will remain the same.

Classification of 2025 Warrants as liabilities

According to ASC 815-40-25, a financial instrument is classified as equity if it meets the following criteria: 1. Settlement in Issuer’s Own Shares: the instrument must be settled by delivering a fixed number of shares; and 2. Fixed-for-Fixed Rule: the instrument must have a fixed exercise price and entitles the holder to a fixed number of shares.

2025 Warrants have the following key characteristics:

●	Downward Adjustment Mechanism: The exercise price adjusts for future dilutive issuances.

●	Dilution of Units: The number of 2025 Warrants would increase due to the downward adjustment of the exercise price.

Therefore, 2025 Warrants likely fail to meet the fixed-for-fixed criterion under ASC 815-40 and should be classified as liabilities rather than equity. Additionally, 2025 Warrants with downward pricing adjustments linked to future events are treated as derivatives.

Fair Value Measurements of Warrant Liabilities

2025 Warrants are classified as liabilities or derivatives and must be measured at fair value in accordance with ASC 815-10-45. The fair value measurement process involves the following steps:

1.	Initial Measurement: 2025 Warrants are measured at fair value at the time of issuance.

2.	Subsequent Measurement: The fair value of 2025 Warrants is re-measured at each reporting date.

3.	Changes in Fair Value: Any changes in fair value are recognized in profit or loss for the relevant period.

4.	Derivative Impact: As derivatives, 2025 Warrants require ongoing fair value adjustments based on stock price changes and other relevant factors. This remeasurement process is essential for capturing the financial impact of the warrants’ reset and adjustment features.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

19. Warrant liabilities (cont.)

The Company uses Monte Carlo model to determine the fair value of the 2025 Warrants. The key inputs used in the model include:

●	Expected Volatility: 136.5% to 141.8%, based on the historical volatility of the Company’s closing stock price since inception.

●	Risk-Free Interest Rate: 3.77% to 3.96%

●	Dilution: 27.1% to 42.6%

●	Exercise Price: $0.4681 per share before the 5th trading day following the closing of the Offering; $0.3277 per share from the 5th to the 9th trading day following the closing of the Offering, $0.2341 per share on and after the 10th trading day following the closing of the Offering

●	Term: 5 years (60 months), reflecting the contractual life of the warrants.

The following table provides a summary of the assessment of the 2025 Warrants:

Assessments	Units	Fair value	Date/Period
		USD’000
Initial – when issuing	14,800,000	5,561	July 23, 2025
Subsequent share price change	32,523,247	(1,673)	July 23, 2025 to August 8, 2025
Exercise of 2025 Warrants in full	(47,323,247)	(3,888)	July 23, 2025 to August 8, 2025
Balance at December 31, 2025	-	-

The measurement of fair value of the 2025 Warrants relies on unobservable inputs and therefore is categorized as Level 3 measurement of fair value. The valuation of the 2025 Warrants resulted in a gain of US$1,673,000 for the year ended December 31, 2025, which was recognized in the consolidated statements of operations.

20. Share capital and reserves

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

20. Share capital and reserves (cont.)

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

On July 23, 2025, the Company completed the Private Placement, wherein a total of 14,800,000 units were issued at an offering price of $0.4681 per unit, for a total purchase price of approximately $6.9 million. Each unit includes one Ordinary Share and one 2025 Warrant. The 2025 Warrants are immediately exercisable on the date of issuance, expires five years after date of issuance, and have certain downward pricing adjustment mechanisms, including resets on Reset Dates.

The Company received net cash proceeds of approximately $6.3 million (after deducting the placement agent fee and expenses of the Offering).

From July 23, 2025 to August 8, 2025, the investors fully exercised their 2025 Warrants, resulting in the issuance of a total of 47,323,247 Ordinary Shares by the Company. Of the total 2025 Warrants exercised, 3,525,006 units were determined by the initial exercise price of $0.4681, 4,257,603 units were determined by the first reset price of $0.3277 and 7,017,391 units were determined by the second reset price of 0.2341.

On September 21, 2025, an extraordinary general meeting of the shareholders was held and approved a reverse split of the Company’s ordinary shares and Founder Preferred Shares at a ratio of one (1) share for every twenty (20) shares held. Such reverse split became effective on December 30, 2025.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

20. Share capital and reserves (cont.)

Preferred shares

On September 21, 2025, an extraordinary general meeting of the shareholders was held and approved the designation of 2,500,000 authorized but unissued shares of par value US$0.0008 each of the Company as Founder Preferred Shares, par value US$0.0008 (the “Founder Preferred Shares”). The Founder Preferred Shares were issued to Plentiful Thriving (BVI) Limited, a company 100% owned by Mr. CHUN SUN WONG, the Company’s controlling shareholder. The Founder Preferred Shares have the right to cast one thousand votes per share and are non-convertible, non-redeemable, and non-transferable, and carry no other rights, preferences, or privileges.

Following the reverse split became effective on December 30, 2025, there were 125,000 shares Founders Preferred Shares outstanding.

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

Capital reserve

Capital reserve represents the capital contribution by Mr. CHUN SUN WONG , the controlling shareholder of the Company, to a subsidiary without allotting and issuing new shares.

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

21. Employee retirement benefits

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

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

22. Banking facilities

As of December 31, 2025, total banking facilities available to the Group amounting to US$ 143,000 are secured by a guarantee from a director of the Company.

As of December 31, 2025, the Group had utilized the facilities in the amount of approximately US$143,000.

During the year ended December 31, 2024, the Group repaid all bank loans and cancelled all the banking facilities. Therefore, there was no banking facilities available to the Group as of December 31, 2024.

23. Dividends

No dividend has been paid or declared by the Company for the years ended December 31, 2023, 2024 and 2025.

24. Capital commitments

	As of December 31,
	2024	2025
	USD’000	USD’000
Capital expenditure in respect of acquisition of the contractual management rights:
Total contract sum	25,892	26,935
Less: Amounts paid and recognized as cost of property, plant and equipment	(11,565)	(12,031)
Contracted for but not provided in the Consolidated Financial Statement	14,327	14,904

On February 17, 2023, the Group entered into a supplementary agreement with the village committee of Changguan Village, acquiring a tea garden encompassing 1,014mu (approximately 676,000 square meters). This was followed by another supplementary agreement with the village committee of Shakengli Village, acquiring an additional tea garden spanning 800mu (approximately 533,334 square meters). As per the Company, the contractual management rights for the remaining related land lots will be progressively transferred in 2026.

25. Contingent liabilities

As of December 31, 2024 and 2025, the Group did not have any significant contingent liabilities.

Oriental Rise Holdings Limited
Notes to consolidated financial statements
(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

26. Events after the reporting period

These consolidated financial statements were approved by management and available for issuance on April 30, 2026.

On January 13, 2026, a total of 850,000 ordinary shares were issued to certain key employees of the Company at par value of $0.016 per share as compensation for services.

On February 14, 2026, an extraordinary general meeting of the shareholders was held and approved increase of authorized share capital from US$100,000 divided into 6,250,000 shares of a nominal or par value of US$0.016 each to US$5,000,000 divided into 312,500,000 shares of a nominal or par value of US$0.016 each, among which 125,000 shares remain designated as Founders Preferred Shares.

On April 7, 2026, an extraordinary general meeting of the shareholders was held and approved increase of authorized share capital from US$5,000,000 divided into 312,500,000 shares of a nominal or par value of US$0.016 each to US$5,000,000 divided into 500,000,000 shares of a nominal or par value of US$ 0.00001 each, among which 125,000 shares remain designated as Founders Preferred Shares.

The Company received a staff determination letter (the “Determination Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on April 15, 2026. According to the Determination Letter, Nasdaq determined that the bid price of the Company’s listed securities had closed at less than $1.00 per share for 30 consecutive business days from March 2, 2026 through April 14, 2026 and, as a result, the Company did not comply with Nasdaq Listing Rule 5550(a)(2) (the “Rule”). Nasdaq stated in the Determination Letter that, because the Company effected a 1-for-20 reverse stock split on December 30, 2025, the Company is not eligible for the 180-calendar day period to demonstrate compliance with the Rule. Accordingly the Determination Letter served as a notice to the Company that Nasdaq had determined that the Company’s securities would be scheduled for delisting from the Nasdaq Capital Market and would be suspended at the opening of business on April 24, 2026, unless the Company requested an appeal of the Determination by April 22, 2026.

The Company requested a hearing with Nasdaq to appeal on April 21, 2026. To the extent permitted by Nasdaq Listing Rules, the delisting action had been stayed, pending a final written decision by Nasdaq Hearings Panel. The hearing is scheduled on May 19, 2026. In the opinion of the management of the Company, the Company intended to regain compliance with the Rule by effecting a reverse stock split or other measures, where appropriate, The management of the Company considers the disclosure related to this matter is made up-to-date as at the reporting date.

Apart from the events as disclosed elsewhere in the consolidated financial statements, the Group did not have any other material events after the reporting period.